SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2018 to June 30, 2018)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO

(As of June 30, 2018)

Classification	Consolidated subsidiaries	Associates and joint ventures	Total
Domestic	26	60	86
Overseas	75	46	121
Total	101	106	207

5. Major changes in management

A.	On March 19, 2018, Mr. Kim, Chang-Joon was appointed as a non-standing director in the replacement of Mr. Koo, Ja-Yoon, whose term of office expired.

B.

On April 4, 2018, Mr. Yang, Bong-Ryull, Mr. Kim, Jwa-Kwan and Mr. Jung, Yeon-Gil were appointed as non-standing directors in the replacement of Mr. Ahn, Choong-Yong, Mr. Lee, Gang-Hee and Mr. Cho, Jeon-Hyeok whose terms of office expired.

C.

At the extraordinary general meeting of shareholders of KEPCO held on April 10, 2018, Mr. JongKap KIM was appointed as the President and Chief Executive Officer, in replacement of Mr. Cho, Hwan-Eik who voluntarily resigned on December 8, 2017.

D.

On June 12, 2018, Ms. Noh, Geum-Sun, Mr. Choi, Seung-Kook and Mr. Park, Cheol-Su were appointed as non-standing directors in the replacement of Mr. Choi, Ki-Ryun, Mr. Sung, Tae-Hyun and Mr. Kim, Ju-Suen whose terms of office expired.

E.

At the extraordinary general meeting of shareholders of KEPCO held on July 16, 2018, Mr. Kim, Dong-Sub, Mr. Kim, Hoe-Chun, Mr. Park, Hyung-Duck and Mr. Lim, Hyun-Seung were appointed as standing directors in replacement of Mr. Kim, Si-Ho and other standing directors whose terms of office expired. Ms. Noh, Geum-Sun and Mr. Jung, Yeon-Gil were appointed as non-standing directors and members of the audit committee.

F.

At the extraordinary general meeting of shareholders of KEPCO held on July 30, 2018, Mr. Lee, Jung-Hee was appointed as standing director and member of the audit committee in replacement of Mr. Lee, Sung-Han whose term of office expired.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.

Dividends: Dividend payment of Won 790 per share for fiscal year 2017 (Won 507 billion in aggregate). Dividend payments for fiscal year 2016, 2015 and 2014 were Won 1,980, Won 3,100 and Won 500 per share respectively.

II. Business Overview

1. Consolidated financial results by segment for a six-month period ended June 30, 2018 and 2017

(In billions of Won)

	January to June 2017		January to June 2018
	Sales	Operating profit	Sales	Operating profit
Electricity sales	28,445	-443	28,821	-2,140
Nuclear generation	4,944	938	3,924	223
Thermal generation	11,384	1,718	13,008	1,071
Others(*)	1,454	163	1,613	161
Subtotal	46,227	2,376	47,366	-685
Adjustment for related-party transactions	-18,155	-66	-18,323	-130
Total	28,072	2,310	29,043	-815

(*)	Others relate to subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

•	The figures may not add up to the relevant total numbers due to rounding.

•	Sales and operating profit reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements.”

•

The figures for the period of 2017 are presented in accordance with previous standards including K-IFRS 1018 ‘Revenue’, K-IFRS 1011 ‘Construction Contracts’ and K-IFRS 1039 ‘Financial Instrument: Recognition and Measurement’.

2. Changes in unit prices of major products

(In Won per kWh)

Business sector		Company	January to December 2017	January to June 2018
Electricity sold	Residential	KEPCO	108.50	107.09
	Commercial		130.42	125.83
	Educational		103.07	99.71
	Industrial		107.41	104.24
	Agricultural		47.57	47.95
	Street lighting		113.48	114.60
	Overnight usage		67.48	67.88
Electricity from nuclear generation	Nuclear Generation	KHNP	62.25	64.07
Electricity from thermal generation	Thermal generation	KOSEP	77.66	92.34
		KOMIPO	89.01	97.02
		KOWEPO	92.31	97.40
		KOSPO	91.10	99.10
		EWP	92.04	98.01

3. Power purchase from generation companies for a six-month period ended June 30, 2018

Company	Volume (MWh)	Expense (In billions of Won)
KHNP	59,417,699	3,812
KOSEP	29,837,681	2,538
KOMIPO	23,456,296	2,279
KOWEPO	25,166,883	2,453
KOSPO	28,164,991	2,794
EWP	25,210,318	2,471
Others	77,578,522	8,469
Total	268,832,390	24,816

•	Excludes expense related to the renewable portfolio standard provisions and carbon emissions.

4. Intellectual property as of June 30, 2018

	Patents		Utility models	Designs	Trademarks		Total

	Domestic	Overseas			Domestic	Overseas
KEPCO	2,020	267	73	63	140	45	2,608
Consolidated subsidiaries	3,895	596	803	117	246	23	5,680
Total	5,915	863	876	180	386	68	8,288

III. Financial Information

1. Condensed consolidated financial results as of and for a six-month period ended June 30, 2017 and 2018

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to June 2017	January to June 2018	Change (%)		December 31, 2017	June 30, 2018	Change (%)

Sales	28,072	29,043	3.5	Total assets	181,789	185,786	2.2

Operating profit	2,310	-815	-135.3	Total liabilities	108,824	114,508	5.2

Net income	1,259	-1,169	-192.9	Total equity	72,965	71,278	-2.3

2. Condensed separate financial results as of and for a six-month period ended June 30, 2017 and 2018

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to June 2017	January to June 2018	Change (%)		December 31, 2017	June 30, 2018	Change (%)

Sales	28,445	28,821	1.3	Total assets	106,540	107,657	1.0

Operating profit	-443	-2,140	-383.5	Total liabilities	50,758	53,471	5.3

Net income	549	-1,046	-290.4	Total equity	55,782	54,186	-2.9

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for a six-month period ended June 30, 2018

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
9	32	26	6

*	The audit committee held 6 meetings with 15 agendas (of which, 7 were approved as proposed and 8 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
February 8, 2018	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	Approved as proposed	Resolution
February 23, 2018	Approval of the maximum aggregate amount of remuneration for directors in 2018	Approved as proposed	Resolution
	Approval of the relocation plan of materials center in Gyeonggi District Division	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2017	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2017	Approved as proposed	Resolution
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2018-2019)	Accepted as reported	Report
	Report on the annual management of commercial papers in 2017	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2017	Accepted as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2017	Accepted as reported	Report
	Report on the audit result for 2017	Accepted as reported	Report

February 27, 2018	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
March 15, 2018	Approval of amendments to investment structure and guarantee for Nghi Son II coal-fired power plant in Vietnam	Conditionally Approved	Resolution
	Approval of liquidation of KEPCO Canada Energy(KCE), a subsidiary located in Canada	Approved as proposed	Resolution
	Approval of the construction of a new Integrated Gangwon District Division Office Building	Approved as proposed	Resolution
	Approval of the Statement of Appropriation of Retained Earnings for the fiscal year 2017	Approved as proposed	Resolution
March 26, 2018	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2018	Approved as proposed	Resolution
April 20, 2018	Approval of amendments to the regulation for employee remuneration and welfare	Approved as proposed	Resolution
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing directors	Approved as proposed	Resolution
	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
May 18, 2018	Approval of forming Director Nomination Committee and evaluation standards for the candidate of a standing director and member of the Audit Committee	Approved as proposed	Resolution
	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of amendment to the rules on employment	Approved as proposed	Resolution
	Report on results of external and internal audits for the first quarter of 2018	Accepted as reported	Report

June 15, 2018	Approval of investment in the mutual growth and cooperation fund for agriculture and fishery in 2018	Approved as proposed	Resolution
	Approval of plans for the sales of real estate holdings within combined heat and power plant in Bucheon	Approved as proposed	Resolution
	Approval of 8th long-term plan for power transmission and substation facilities	Approved as proposed	Resolution
	Approval of the establishment of a new regional office	Approved as proposed	Resolution
	Approval of amendment to the regulation of the Board of directors	Approved as proposed	Resolution
June 29, 2018	Approval of Agreement on Management Performance Assessment for the President	Approved as proposed	Resolution
	Approval of mid-to-long term financial management plan (2018-2022)	Approved as proposed	Resolution
	Approval of recommendation of a candidate for the Audit Committee	Approved as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2018	Approved as proposed	Resolution

4. Major Activities and Attendance Status of Non-standing directors

Date	Agenda	Ahn, Choong- Yong	Lee, Gang-Hee	Cho, Jeon- Hyeok	Choi, Ki- Ryun	Sung, Tae- Hyun	Koo, Ja- Yoon	Kim, Joo- Suen	Kim, Ji- Hong	Kim, Chang- Joon	Yang, Bong- Ryull	Kim, Jwa- Kwan	Jung, Yeon- Gil	Noh, Geum- Sun	Choi, Seung- Kook	Park, Cheol- Su
February 8, 2018	Approval of amendments to the Electricity Usage Agreement and Rules for Operation	For	For	For	For	Absent	For	For	For	Before Appointment

February 23, 2018	Approval of the maximum aggregate amount of remuneration for directors in 2018	For	For	For	For	For	For	For	For	—	—	—	—	—	—	—
	Approval of the relocation plan of materials center in Gyeonggi District Division	For	For	For	For	For	For	For	For	—	—	—	—	—	—	—
	Approval of consolidated and separate financial statements for the fiscal year 2017	For	For	For	For	For	For	For	For	—	—	—	—	—	—	—
	Approval to call for the annual general meeting of shareholders for the fiscal year 2017	For	For	For	For	For	For	For	For	—	—	—	—	—	—	—
	Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2018-2019)	Agenda for Report
	Report on the annual management of commercial papers in 2017	Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2017	Agenda for Report
	Evaluation report on internal control over financial reporting for the fiscal year 2017	Agenda for Report
	Report on the audit result for fiscal year 2017	Agenda for Report
February 27, 2018	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Absent	For	Absent	Absent	Absent	For	For	For	—	—	—	—	—	—	—
March 15, 2018	Approval of amendments to investment structure and guarantee for Nghi Son II coal-fired power plant in Vietnam	For	For	For	For	Absent	Absent	For	For	—	—	—	—	—	—	—
	Approval of liquidation of KEPCO Canada Energy (KCE), an associate located in Canada	For	For	For	For	Absent	Absent	For	For	—	—	—	—	—	—	—
	Approval of the establishment of a new Integrated Gangwon District Division Office	For	For	For	For	Absent	Absent	For	For	—	—	—	—	—	—	—
	Approval of the Statement of Appropriation of Retained Earnings for fiscal year 2017	For	For	For	For	Absent	Absent	For	For	—	—	—	—	—	—	—

March 26, 2018	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2018	For	For	For	For	Absent	Retired	For	Absent	For	—	—	—	—	—	—
April 20, 2018	Approval of amendments to the regulation for employee remuneration and welfare	Retired			Absent	For	—	For	For	For	For	For	For	—	—	—
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing directors	—	—	—	Absent	For	—	For	For	For	For	For	For	—	—	—
	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	—	—	—	Absent	For	—	For	For	For	For	For	For	—	—	—
May 18, 2018	Approval of forming Director Nomination Committee and evaluation standards for the candidate of a standing director and member of the Audit Committee	—	—	—	For	For	—	For	For	Absent	For	For	For	—	—	—
	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	—	—	—	For	For	—	For	For	Absent	For	For	For	—	—	—
	Approval of amendment to the rules on employment	—	—	—	For	For	—	For	For	Absent	For	For	For	—	—	—
	Report on results of external and internal audits for the first quarter of 2018	Agenda for Report

June 15, 2018	Approval of investment in the mutual growth and cooperation fund for agriculture and fishery in 2018	—	—	—	Retired	Retired	—	Retired	For	For	For	For	For	For	For	For
	Approval of plans for the sales of real estate holdings within combined heat and power plant in Bucheon	—	—	—	—	—	—	—	For	For	For	For	For	For	For	For
	Approval of 8th long-term plan for power transmission and substation facilities	—	—	—	—	—	—	—	For	For	For	For	For	For	For	For
	Approval of the establishment of a new regional office	—	—	—	—	—	—	—	For	For	For	For	For	For	For	For
	Approval of amendment to the regulation of the Board of directors	—	—	—	—	—	—	—	For	For	For	For	For	For	For	For
June 29, 2018	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2018	—	—	—	—	—	—	—	For	For	For	Absent	For	For	For	For
Attendance Rate (%)		80	100	80	71.4	42.9	75	100	88.9	80	100	75	100	100	100	100

4. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 19, 2018	Audit plans for 2018	Approved as proposed	Resolution
	Education plans for auditors for 2018	Approved as reported	Report
February 23, 2018	Amendments to Code of Conduct and Guideline for Practice for KEPCO executives and staff members	Approved as proposed	Resolution
	Report on the audit result for 2017	Approved as reported	Report
	Report on internal control over financial reporting for the fiscal year 2017	Approved as reported	Report
	Evaluation report on internal control over financial reporting for the fiscal year 2017	Approved as reported	Report
March 15, 2018	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Independent auditor’s report on the auditing results for the consolidated and separate financial statements for the fiscal year 2017	Approved as reported	Report
April 6, 2018	Auditor’s report on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
April 20, 2018	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2017 to be filed with the U.S. Securities and Exchange Commission	Approved as reported	Report
	Auditor’s report for the fiscal year 2017 in accordance with U.S. accounting principles	Approved as reported	Report
May 18, 2018	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on results of external and internal audits during the first quarter of 2018	Approved as reported	Report

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

V. Shareholders

1. List of shareholders as of June 4, 2018

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	41,259,764	6.43
Public (non-Koreans)	Common shares	1,241	152,674,876	23.78
	American depositary shares (ADS)	1	33,227,098	5.18
Public (Koreans)	Corporate	1,293	36,872,238	5.74
	Individual	427,823	49,853,043	7.77
Total		430,361	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for a six-month period ended June 30, 2018 (KEPCO Only)

1. Directors

(In thousands of Won)

Type	Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director	4	342,828	85,707	Excluding the members of Audit Committee
Non-standing director	6	90,000	15,000
Member of Audit Committee	3	166,586	55,529	—
Total	13	599,414	156,236	—

2. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,575	375	17,950	17.4	730,499,992	40,696
Female	4,228	80	4,308	13.4	135,645,520	31,487
Total	21,803	455	22,258	16.6	866,145,512	38,914

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for a six-month period ended June 30, 2018

Type	Agenda	Results
Annual General Meeting held on March 30, 2018	Approval of financial statements for the fiscal year 2017	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2018	Approved as proposed
Extraordinary General Meeting held on April 10, 2018	Election of President and CEO - Candidates : 1) JongKap KIM 2) Byun, Jun-Yeon	JongKap KIM was appointed as the President and CEO

2. Pending legal proceedings as of June 30, 2018

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	588	544
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	185	726

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name:	Kim, Kab-soon
Title:	Vice President

Date: September 11, 2018

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”), which comprise the consolidated interim statement of financial position as of June 30, 2018, the consolidated interim statements of comprehensive income (loss) for the three and six-month periods ended June 30, 2018 and 2017, changes in equity and cash flows for the six-month periods ended June 30, 2018 and 2017 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews. We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034 ‘Interim Financial Reporting’.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We have previously audited, in accordance with Korean Standards on Auditing, the consolidated statement of financial position of the Company as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, and we expressed an unqualified opinion on those consolidated financial statements in our report dated March 15, 2018. The accompanying consolidated financial position of the Company as of December 31, 2017, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2018

This report is effective as of August 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2018 and December 31, 2017

(Unaudited)

In millions of won	Note	June 30, 2018		December 31, 2017
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	2,389,664	2,369,739
Current financial assets, net	5,10,11,12,44		3,126,798	1,958,357
Trade and other receivables, net	5,8,14,20,44,45,46		7,078,666	7,928,972
Inventories, net	13		6,453,278	6,002,086
Income tax refund receivables	40		22,515	100,590
Current non-financial assets	15		1,335,730	753,992
Assets held-for-sale	41		22,134	27,971

Total current assets			20,428,785	19,141,707

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,44		2,166,793	2,038,913
Non-current trade and other receivables, net	5,8,14,44,45,46		1,786,905	1,754,797
Property, plant and equipment, net	18,27,48		152,450,286	150,882,414
Investment properties, net	19,27		287,166	284,714
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27,45		1,204,914	1,187,121
Investments in associates	4,17		4,091,171	3,837,421
Investments in joint ventures	4,17		1,706,710	1,493,275
Deferred tax assets	40		1,226,803	919,153
Non-current non-financial assets	15		434,010	246,818

Total non-current assets			165,357,340	162,647,208

Total Assets	4	~~W~~	185,786,125	181,788,915

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2018 and December 31, 2017

(Unaudited)

In millions of won	Note	June 30, 2018		December 31, 2017
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	5,834,365	5,999,521
Current financial liabilities, net	5,11,23,44,46		11,806,086	9,194,552
Income tax payables	40		317,599	508,402
Current non-financial liabilities	20,28,29		5,884,401	5,584,308
Current provisions	26,44		2,395,305	2,137,498

Total current liabilities			26,237,756	23,424,281

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		3,194,873	3,223,480
Non-current financial liabilities, net	5,11,23,44,46		49,101,032	45,980,899
Non-current non-financial liabilities	28,29		8,127,728	8,072,434
Employee benefits liabilities, net	25,44		1,730,170	1,483,069
Deferred tax liabilities	40		9,667,397	10,415,397
Non-current provisions	26,44		16,448,778	16,224,714

Total non-current liabilities			88,269,978	85,399,993

Total Liabilities	4	~~W~~	114,507,734	108,824,274

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			35,906,267	34,833,844
Unappropriated retained earnings			14,155,305	16,931,804

			51,666,482	53,370,558

Other components of equity	33
Other capital surplus			1,233,815	1,233,793
Accumulated other comprehensive loss			(276,307)	(271,457)
Other equity			13,294,973	13,294,973

			14,252,481	14,257,309

Equity attributable to owners of the controlling company			69,972,541	71,681,445
Non-controlling interests	16,32		1,305,850	1,283,196

Total Equity		~~W~~	71,278,391	72,964,641

Total Liabilities and Equity		~~W~~	185,786,125	181,788,915

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and six-month periods ended June 30, 2018 and 2017

(Unaudited)

In millions of won, except per share information		June 30, 2018			June 30, 2017
	Note	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Sales	4,34,44,46
Sales of goods		~~W~~	12,654,829	27,712,806	11,932,055	26,231,521
Sales of services			73,116	147,282	87,929	159,834
Sales of construction services	20		424,433	874,594	786,491	1,445,583
Revenue related to transfer of assets from customers			184,780	308,521	119,064	235,210

			13,337,158	29,043,203	12,925,539	28,072,148

Cost of sales	13,25,42,46
Cost of sales of goods			(12,877,486)	(27,565,223)	(10,577,811)	(22,949,336)
Cost of sales of services			(121,697)	(234,089)	(136,072)	(232,350)
Cost of sales of construction services			(380,634)	(804,471)	(735,737)	(1,398,375)

			(13,379,817)	(28,603,783)	(11,449,620)	(24,580,061)

Gross profit (loss)			(42,659)	439,420	1,475,919	3,492,087
Selling and administrative expenses	25,35,42,46		(644,459)	(1,254,151)	(629,427)	(1,182,409)

Operating profit (loss)	4		(687,118)	(814,731)	846,492	2,309,678
Other non-operating income	36		93,826	178,652	107,246	192,662
Other non-operating expense	36		(80,619)	(97,521)	(29,064)	(65,498)
Other gains (loss), net	37		(685,328)	(631,273)	23,989	153,001
Finance income	5,11,38		837,163	568,182	457,963	779,694
Finance expenses	5,11,39		(1,249,024)	(1,437,685)	(768,651)	(1,502,552)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share in profit (loss) of associates and joint ventures			91,048	352,629	(24,037)	152,958
Gain on disposal of investments in associates and joint ventures			—	—	265	333
Gain on disposal of investments in subsidiaries			3	3	—	—
Share in loss of associates and joint ventures			(19,952)	(78,502)	(30,985)	(47,498)
Loss on disposal of investments in associates and joint ventures			—	(2,184)	—	—

			71,099	271,946	(54,757)	105,793

Profit (loss) before income tax			(1,700,001)	(1,962,430)	583,218	1,972,778
Income tax benefit (expense)	40		781,410	793,372	(224,297)	(713,826)

Profit (loss) for the period		~~W~~	(918,591)	(1,169,058)	358,921	1,258,952

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

In millions of won, except per share information		June 30, 2018			June 30, 2017
	Note	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Other comprehensive income (loss)	5,11,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	25,31	~~W~~	(48,458)	(56,542)	(34,209)	(30,292)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		3,499	8,909	(194)	(2,085)
Net change in fair value of equity investments at fair value through other comprehensive income	33		(25,626)	(6,544)	—	—
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	33		—	—	2,277	1,103
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,33		(14,040)	(34,788)	5,886	(51)
Foreign currency translation of foreign operations, net of tax	33		53,764	36,325	58,825	(56,316)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	33		43,680	93,959	53,193	(50,090)

Other comprehensive income (loss), net of tax			12,819	41,319	85,778	(137,731)

Total comprehensive income (loss) for the period		~~W~~	(905,772)	(1,127,739)	444,699	1,121,221

Profit (loss) attributable to:
Owners of the controlling company	43	~~W~~	(949,219)	(1,226,489)	327,166	1,194,079
Non-controlling interests			30,628	57,431	31,755	64,873

		~~W~~	(918,591)	(1,169,058)	358,921	1,258,952

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(950,697)	(1,196,851)	411,283	1,077,036
Non-controlling interests			44,925	69,112	33,416	44,185

		~~W~~	(905,772)	(1,127,739)	444,699	1,121,221

Earnings (loss) per share (in won)	43
Basic and diluted earnings (loss) per share		~~W~~	(1,479)	(1,911)	510	1,860

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2017	~~W~~	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

Total comprehensive income (loss) for the period
Profit for the period		—	1,194,079	—	1,194,079	64,873	1,258,952
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(26,909)	—	(26,909)	(3,383)	(30,292)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(2,088)	—	(2,088)	3	(2,085)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	1,104	1,104	(1)	1,103
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(51)	(51)	—	(51)
Foreign currency translation of foreign operations, net of tax		—	—	(38,711)	(38,711)	(17,605)	(56,316)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(50,388)	(50,388)	298	(50,090)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,271,089)	—	(1,271,089)	(44,400)	(1,315,489)
Issuance of shares of capital by subsidiaries and others		—	—	158	158	21,798	21,956
Dividends paid (hybrid bond)		—	—	—	—	(8,210)	(8,210)

Balance at June 30, 2017	~~W~~	4,053,578	53,067,864	14,408,356	71,529,798	1,340,225	72,870,023

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2018	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)

Adjusted balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(1,226,489)	—	(1,226,489)	57,431	(1,169,058)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(51,263)	—	(51,263)	(5,279)	(56,542)
Share in other comprehensive income of associates and joint ventures, net of tax		—	8,900	—	8,900	9	8,909
Net change in fair value of equity investments at fair value through other comprehensive income		—	—	(6,544)	(6,544)	—	(6,544)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(35,032)	(35,032)	244	(34,788)
Foreign currency translation of foreign operations, net of tax		—	—	19,616	19,616	16,709	36,325
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	93,961	93,961	(2)	93,959
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(49,637)	(556,789)
Issuance of shares of capital by subsidiaries and others		—	—	22	22	9,825	9,847
Changes in consolidation scope		—	—	—	—	46	46
Dividends paid (hybrid bond)		—	—	—	—	(6,692)	(6,692)

Balance at June 30, 2018	~~W~~	4,053,578	51,666,482	14,252,481	69,972,541	1,305,850	71,278,391

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

In millions of won	June 30, 2018		June 30, 2017
Cash flows from operating activities
Profit (loss) for the period	~~W~~	(1,169,058)	1,258,952

Adjustments for:
Income tax expense (benefit)		(793,372)	713,826
Depreciation		4,988,819	4,765,106
Amortization		59,688	61,329
Employee benefit expense		173,048	186,400
Bad debt expense		29,521	14,926
Interest expense		927,308	877,376
Loss on sale of financial assets		—	1,092
Loss on disposal of property, plant and equipment		13,400	20,196
Loss on abandonment of property, plant, and equipment		233,856	152,766
Loss on impairment of property, plant, and equipment		701,317	—
Loss on disposal of intangible assets		6	78
Increase to provisions		542,417	791,309
Loss (gain) on foreign currency translation, net		369,673	(438,980)
Loss on valuation of financial assets at fair value through profit or loss		3,410	451
Valuation and transaction loss (gain) on derivative instruments, net		(300,723)	474,522
Share in income of associates and joint ventures, net		(274,127)	(105,460)
Gain on sale of financial assets		(672)	(508)
Gain on disposal of property, plant and equipment		(26,363)	(20,018)
Gain on disposal of intangible assets		(3)	(484)
Gain on disposal of associates and joint ventures		—	(333)
Loss on disposal of associates and joint ventures		2,184	—
Gain on disposal of subsidiaries		(3)	—
Interest income		(108,116)	(108,353)
Dividend income		(11,811)	(10,971)
Impairment loss on available-for-sale securities		—	118
Others, net		9,959	(32,363)

		6,539,416	7,342,025

Changes in:
Trade receivables		933,188	952,158
Non-trade receivables		321,307	2,991
Accrued income		150,648	212,887
Other receivables		(4,090)	7,033
Other current assets		(623,356)	(383,620)
Inventories		(789,441)	(734,900)
Other non-current assets		(95,683)	(13,017)
Trade payables		(468,209)	(597,942)
Non-trade payables		16,023	68,598
Accrued expenses		(144,505)	(67,970)
Other current liabilities		302,413	(225,293)
Other non-current liabilities		147,116	485,124
Investments in associates and joint ventures (dividends received)		99,744	43,690
Provisions		(616,197)	(707,990)
Payments of employee benefit obligations		(41,533)	(35,810)
Plan assets		(234)	(305)

		(812,809)	(994,366)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

In millions of won	June 30, 2018		June 30, 2017
Cash generated from operating activities	~~W~~	4,557,549	7,606,611
Dividends received (available-for-sale financial assets)		10,753	11,497
Interest paid		(916,445)	(984,863)
Interest received		86,117	100,393
Income taxes paid		(313,566)	(1,713,737)

Net cash from operating activities		3,424,408	5,019,901

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		—	1,393
Acquisition of associates and joint ventures		(173,329)	(149,934)
Proceeds from disposals of property, plant and equipment		45,100	41,594
Acquisition of property, plant and equipment		(6,627,788)	(7,245,235)
Proceeds from disposals of intangible assets		3	2,577
Acquisition of intangible assets		(46,838)	(51,592)
Proceeds from disposals of financial assets		1,039,063	2,946,156
Acquisition of financial assets		(2,234,051)	(2,188,103)
Increase in loans		(119,495)	(140,370)
Collection of loans		58,879	41,651
Increase in deposits		(312,832)	(159,260)
Decrease in deposits		173,221	52,316
Proceeds from disposals of assets held-for-sale		17,316	—
Receipt of government grants		15,007	32,983
Net cash inflow (outflow) from changes in consolidation scope		31	(31,036)
Other cash outflow from investing activities, net		(22,497)	(4,112)

Net cash used in investing activities		(8,188,210)	(6,850,972)

Cash flows from financing activities
Proceeds from short-term borrowings, net		2,959,867	2,901,847
Proceeds from long-term borrowings and debt securities		6,581,460	6,434,241
Repayment of long-term borrowings and debt securities		(4,151,914)	(5,717,962)
Payment of finance lease liabilities		(67,687)	(61,666)
Settlement of derivative instruments, net		199	34,238
Change in non-controlling interest		9,886	20,921
Dividends paid (hybrid bond)		(8,829)	(8,210)
Dividends paid		(556,789)	(1,314,048)
Other cash outflow from financing activities, net		(87)	—

Net cash from financing activities		4,766,106	2,289,361

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		2,304	458,290
Effect of exchange rate fluctuations on cash held		17,621	(26,707)

Net increase in cash and cash equivalents		19,925	431,583
Cash and cash equivalents at January 1		2,369,739	3,051,353

Cash and cash equivalents at June 30	~~W~~	2,389,664	3,482,936

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of June 30, 2018, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 185,901,974 shares (28.96%) as of the most recent closing date of Register of Shareholders (June 4, 2018).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with K-IFRS 1034 ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Company”) K-IFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to note 25).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is calculated at the reporting date and is estimated based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized for the six-month periods ended June 30, 2018 and 2017 are ~~W~~1,213,807 million and ~~W~~1,221,809 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Company recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Company applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Company’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Company’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

(vii)	Early closure of Wolsong unit 1 nuclear power plant and changes in new nuclear power plant construction

The 30-year of designed life of Wolsong unit 1 nuclear power plant of the Company had expired on November 20, 2012. On February 27, 2015, however, it was approved by the Nuclear Safety and Security Commission (NSSC) to continue its operation until November 20, 2022.

According to the Eighth Basic Plan for Electricity Supply and Demand by the Ministry of Trade, Industry and Energy, Wolsong unit 1 nuclear power plant is expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, has decided to shut down the Wolsong unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the unoptimistic utilization rate. In addition, KHNP has also decided to suspend construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. For this reason, the Company recognized impairment loss and other expenses as described in note 18, note 36 and note 49.

Among the newly constructed nuclear power plants, Shin-Hanwool unit 3 and 4, which were approved for power generation business, are not included in the decision to suspend construction of the board of directors of KHNP. However, considering the decision to shut down Wolsong unit 1 and suspended construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2, it is highly likely that the construction of Shin-Hanwool unit 3 and 4 will be suspended according to the government’s policy. For this reason, the Company recognized impairment loss as described in note 18 and note 49, as the Company believes that there was a significant change in its operating environment as of the date of the board of directors of KHNP’s decision.

The Korean government plans to refund to the Company for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy established by Korean government. In doing so, after discussions with relevant government agencies and upon approval by the Congress, the Korean government is considering to use available resource including utilizing relevant fund to make the refund. Also, Korean government has stated that it plans to establish relevant legal basis of providing refund including utilizing available resource, if necessary.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

The Company has newly applied the following new standards for annual periods beginning on January 1, 2018.

(i)	K-IFRS 1109 ‘Financial Instruments’

The Company has adopted K-IFRS 1109 ‘Financial Instruments’, since January 1, 2018. K-IFRS 1109 sets out the requirements for recognizing and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. It replaces existing guidance in K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’.

The Company has taken an exemption not to restate comparative information for prior periods upon adoption of K-IFRS 1109. Accordingly, the information presented for 2017 has not been restated and differences in the carrying amounts of financial instruments resulting from the adoption of K-IFRS 1109 are recognized in retained earnings at January 1, 2018.

Based on the result of the detailed assessment, the impacts on the Company’s financial assets (excluding derivative instruments) on the date of initial application (January 1, 2018) are as follows:

In millions of won
Original classification under K-IFRS 1039	New classification under K-IFRS 1109	Original carrying amount under K-IFRS 1039		New carrying amount under K-IFRS 1109
Financial assets at FVTPL	FVTPL	~~W~~	111,512	111,512
Loans and receivables	Amortized cost		15,203,663	14,405,570
Loans and receivables	FVTPL		—	791,324
Available-for-sale financial assets	FVOCI		699,833	476,941
Available-for-sale financial assets	FVTPL		—	222,892
Held-to-maturity investments	Amortized cost		3,144	3,144

Total financial assets (excluding derivative instruments)		~~W~~	16,018,152	16,011,383

The impacts on the Company’s equity including retained earnings on the date of initial application (January 1, 2018) are as follows:

In millions of won
Type	Equity attributable to owners of the controlling company			Non- controlling interests	Total equity
	Retained earnings		Other components of equity
Reclassification of cumulative
gain or loss of available-for-sale financial assets	~~W~~	76,851	(76,851)	—	—
Remeasurement of expected credit loss
- Trade and other receivables		(6,769)	—	—	(6,769)
- Income tax effect		1,846	—	—	1,846

Total	~~W~~	71,928	(76,851)	—	(4,923)

The detailed accounting policies under K-IFRS 1109 are described in note 3.(21).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

(ii)	K-IFRS 1115 ‘Revenue from Contracts with Customers’

K-IFRS 1115 sets out a comprehensive framework for determining whether revenue is recognized, the extent of revenue recognized, and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS 1018 ‘Revenue’, K-IFRS 1011 ‘Construction Contracts’, K-IFRS 2031 ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS 2113 ‘Customer Loyalty Programs’, K-IFRS 2115 ‘Agreements for the Construction of Real Estate’, K-IFRS 2118 ‘Transfers of Assets from Customers’.

The Company has retrospectively applied the standard and recognized the cumulative effect of the adoption of K-IFRS 1115 at the date of initial application (January 1, 2018) and has retrospectively applied K-IFRS 1115 to only those contracts that were not completed as of the date of initial application (January 1, 2018). Accordingly, the Company has not restated the comparative periods.

The Company believes that there is no significant impact on the Company’s consolidated interim financial statements. The detailed accounting policies under K-IFRS 1115 are described in note 3.(7).

(6) New standards and amendments not yet adopted

(i)	K-IFRS 1116 ‘Lease’

K-IFRS 1116 replaces K-IFRS 1017 ‘Lease’ and K-IFRS 2104 ‘Determining whether an Arrangement contains a Lease’. This standard is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted if K-IFRS 1115 ‘Revenue from Contracts with Customers’ has also been applied.

Under K-IFRS 1116, a lessee shall apply this standard to its leases either:

(a) retrospectively to each prior reporting period presented applying K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’; or

(b) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Company has not yet determined the transition approach for K-IFRS 1116.

K-IFRS 1116 provides a single lessee accounting model in which the lessee recognizes lease related assets and liabilities in the statement of financial position. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lease recognition may be exempted for short-term leases and leases for which the underlying asset is of low value. Accounting for a lessor is similar to the existing standard that classifies each of its leases as either an operating lease or a finance lease.

Upon adoption of K-IFRS 1116, the nature of the costs associated with the lease will change as the operating lease payments recognized based on a straight-line basis will change to depreciation expense of a right-of-use asset and interest expense of the lease liability and no significant impact is expected on the Company’s finance lease.

The Company plans to conduct a detailed assessment of the potential impact from the application of K-IFRS 1116 during the year ending December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. Except as described in note 2.(5), the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2017.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions within the Company are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1109 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 ‘Income Taxes’ and K-IFRS 1019 ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRSs.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1109 ‘Financial Instruments’, or with K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1109 ‘Financial Instruments’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1109. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

The requirements of K-IFRS 1028 ’Investments in Associates and Joint Ventures’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028 ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Company is applicable to the K-IFRS 1105 ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired.

The Company assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(7)	Revenue from Contracts with Customers

The Company recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation).

(i)	Identify the performance obligations in the contract

The Company is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 95.4% of consolidated revenue for the six-month period ended June 30, 2018.

Under K-IFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Company is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as different performance obligations for each contract.

(ii)	Variable consideration

The Company may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. The Company estimates an amount of variable consideration by using the expected value method that the Company expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(iii)	Performance obligations satisfied over time

The Company satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Company recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Company recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the entity performs;

(b)	the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Company’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(8)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(iii)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

At inception or on reassessment of an arrangement that contains a lease, the Company separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(23) Derivative financial instruments, including hedge accounting); and

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the gain or loss on disposal.

(10)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(12)	Employee benefits

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Finance lease assets	6 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such review, useful lives of certain structures and machinery were changed during the six-month period ended June 30, 2018. Depreciation expenses are expected to decrease by ~~W~~25,985 million, ~~W~~157,333 million and ~~W~~170,471 million for the year ending December 31, 2018, 2019 and 2020, respectively, and to increase by ~~W~~353,789 million for the years after December 31, 2020.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 20	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	—	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(17)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Company applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Company to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Company’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(20)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Company has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Financial instruments

The Company recognizes financial assets and financial liabilities in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned. The Company derecognizes financial liabilities (or part of financial liabilities) when, and only when, the Company’s obligations are discharged, cancelled or they expire.

(i)	Classification and measurement of financial assets

The Company classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The company assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Cash flow characteristics
Business model	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL(*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Company may elect to recognize the amount of change in fair value in profit or loss.

(*2)	For equity investment that is not held for trading, the Company may elect to present subsequent changes in fair value in OCI.

•

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

•

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify(recycle) the those items in OCI to profit or loss subsequently.

•

A financial asset is measured at FVTPL if the contractual terms of the financial asset give rise to specified dates to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the debt instrument is held within a business model whose objective is to sell the asset, or the equity instruments that are not elected to be designated as measured at FVOCI.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Financial instruments, continued

•	Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

(ii)	Classification and measurement of financial liabilities

The amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

(iii)	Impairment: Financial assets and contract assets

The Company applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Company recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under K-IFRS 1109, the Company always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of K-IFRS 1115 and that do not contain a significant financing component in accordance with K-IFRS 1115 and if the trade receivables or contract assets include a significant financing component, the Company may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Company has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(22)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with K-IFRS 1115 ’ Revenue from Contracts with Customers’.

The Company recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Company has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

3.	Significant Accounting Policies, Continued

(23) Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and six-month periods ended June 30, 2018 and 2017, respectively, are as follows:

In millions of won
June 30,2018
Segment	Total segment revenue			Intersegment reveneue		Revenue from external customers		Operating profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit related to associates and joint ventures
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	13,257,725	28,821,467	356,601	727,644	12,901,124	28,093,823	(698,162)	(2,140,285)	931,060	1,811,473	14,437	29,650	176,734	351,535	44,335	244,358
Electric power
generation (Nuclear)		1,961,723	3,924,029	1,921,192	3,874,080	40,531	49,949	41,695	223,572	792,220	1,555,841	7,479	9,973	125,688	251,376	1,437	2,514
Electric power
generation (Non-nuclearl		5,282,142	13,007,834	5,097,157	12,528,227	184,985	479,607	(158,274)	1,071,356	810,040	1,624,628	8,708	14,519	142,062	282,671	23,698	23,628
Plant maintenance &
engineering service		613,507	1,138,037	521,085	974,725	92,422	163,312	72,449	105,228	28,703	57,136	2,974	5,825	694	1,956	1,629	1,446
Others		215,150	475,234	97,054	218,722	118,096	256,512	18,634	55,360	14,246	27,448	23,261	62,320	28,411	54,423	—	—
Consolidation adjustments		(7,993,089)	(18,323,398)	(7,993,089)	(18,323,398)	—	—	36,540	(129,962)	(13,909)	(28,019)	579	(14,171)	(8,664)	(14,653)	—	—

	~~W~~	13,337,158	29,043,203	—	—	13,337,158	29,043,203	(687,118)	(814,731)	2,562,360	5,048,507	57,438	108,116	464,925	927,308	71,099	271,946

In millions of won
June 30, 2017
Segment	Total segment revenue			Intersegment reveneue		Revenue from external customers		Operating profit (loss)		Depreciation and amortization		1nterest income		Interest expense		Profit (lossl related to associates and joint ventures
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	13,251,281	28,444,609	701,051	1,198,775	12,550,230	27,245,834	341,289	(442,691)	849,193	1,691,816	12,328	23,889	189,323	378,170	(35,094)	116,977
Electric power
generation (Nuclear)		2,275,769	4,944,238	2,264,083	4,922,470	11,686	21,768	199,961	938,363	856,287	1,708,434	5,046	8,954	121,876	243,752	231	(15)
Electric power
generation (Non-nuclear)		4,595,377	11,384,480	4,448,853	11,008,320	146,524	376,160	196,025	1,717,523	699,764	1,388,421	5,945	9,526	110,671	221,437	(20,183)	(10,891)
Plant maintenance &
engineering service		647,375	1,180,781	550,561	988,547	96,814	192,234	77,201	122,527	27,163	54,344	2,405	5,166	872	1,653	289	(278)
Others		138,098	273,337	17,812	37,184	120,285	236,152	20,556	40,475	8,722	15,240	34,092	72,799	25,939	48,546	—	—
Consolidation adjustments		(7,982,361)	(18,155,297)	(7,982,360)	(18,155,296)	—	—	11,460	(66,519)	(18,556)	(31,820)	(5,919)	(11,981)	(12,259)	(16,182)	—	—

	~~W~~	12,925,539	28,072,148	—	—	12,925,539	28,072,148	846,492	2,309,678	2,422,573	4,826,435	53,897	108,353	436,422	877,376	(54,757)	105,793

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows:

In millions of won
June 30, 2018
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	107,657,028	3,715,515	3,925,501	53,471,452
Electric power generation (Nuclear)		55,215,089	34,144	856,044	30,304,977
Electric power generation (Non-nuclear)		49,545,423	1,998,896	1,701,914	27,413,414
Plant maintenance & engineering service		3,309,969	49,326	33,402	1,223,588
Others		8,221,875	—	204,129	3,127,932
Consolidation adjustments		(38,163,259)	—	(46,364)	(1,033,629)

Consolidated totals	~~W~~	185,786,125	5,797,881	6,674,626	114,507,734

In millions of won
December 31, 2017
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	106,540,154	3,366,309	6,606,512	50,757,798
Electric power generation (Nuclear)		55,011,096	11,843	2,083,967	29,252,816
Electric power generation (Non-nuclear)		47,938,084	1,904,224	3,250,524	26,337,295
Plant maintenance & engineering service		3,273,959	48,320	145,779	1,176,627
Others		7,798,400	—	569,447	3,013,743
Consolidation adjustments		(38,772,778)	—	23,616	(1,714,005)

Consolidated totals	~~W~~	181,788,915	5,330,696	12,679,845	108,824,274

(4)	Geographic information

Electricity sales, the main operations of the Company, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	June 30, 2018			June 30, 2017		June 30, 2018	December 31, 2017
Geographical unit	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Domestic	~~W~~	12,827,478	27,958,871	12,040,532	26,415,885	155,412,265	153,436,810
Overseas (*1)		509,680	1,084,332	885,007	1,656,263	4,764,574	4,497,535

	~~W~~	13,337,158	29,043,203	12,925,539	28,072,148	160,176,839	157,934,345

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the six-month periods ended June 30, 2018 and 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Financial assets measured at FVTPL		Financial assets measured at amortized cost	Financial assets measured at FVOCI	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	2,389,664	—	—	2,389,664
Current financial assets
Held-to-maturity investments		—	957	—	—	957
Derivative assets		26,168	—	—	32,322	58,490
Other financial assets		1,091,905	1,975,446	—	—	3,067,351
Trade and other receivables		—	7,078,666	—	—	7,078,666

		1,118,073	11,444,733	—	32,322	12,595,128

Non-current assets
Non-current financial assets
Available-for-sale financial assets		278,558	—	459,426	—	737,984
Held-to-maturity investments		—	2,484	—	—	2,484
Derivative assets		27,723	—	—	53,581	81,304
Other financial assets		531,356	813,665	—	—	1,345,021
Trade and other receivables		—	1,786,905	—	—	1,786,905

		837,637	2,603,054	459,426	53,581	3,953,698

	~~W~~	1,955,710	14,047,787	459,426	85,903	16,548,826

In millions of won	December 31, 2017
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	2,369,739	—	—	—	2,369,739
Current financial assets
Held-to-maturity investments		—	—	—	5	—	5
Derivative assets		12,923	—	—	—	12	12,935
Other financial assets		—	1,945,417	—	—	—	1,945,417
Trade and other receivables		—	7,928,972	—	—	—	7,928,972

		12,923	12,244,128	—	5	12	12,257,068

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	699,833	—	—	699,833
Held-to-maturity investments		—	—	—	3,139	—	3,139
Derivative assets		9,097	—	—	—	10,594	19,691
Other financial assets		111,512	1,204,738	—	—	—	1,316,250
Trade and other receivables		—	1,754,797	—	—	—	1,754,797

		120,609	2,959,535	699,833	3,139	10,594	3,793,710

	~~W~~	133,532	15,203,663	699,833	3,144	10,606	16,050,778

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	4,154,934	—	4,154,934
Debt securities		—	7,623,891	—	7,623,891
Derivative liabilities		22,331	—	4,930	27,261
Trade and other payables		—	5,834,365	—	5,834,365

		22,331	17,613,190	4,930	17,640,451

Non-current liabilities
Borrowings		—	2,514,438	—	2,514,438
Debt securities		—	46,294,096	—	46,294,096
Derivative liabilities		87,980	—	204,518	292,498
Trade and other payables		—	3,194,873	—	3,194,873

		87,980	52,003,407	204,518	52,295,905

	~~W~~	110,311	69,616,597	209,448	69,936,356

In millions of won	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,165,985	—	1,165,985
Debt securities		—	7,957,300	—	7,957,300
Derivative liabilities		51,090	—	20,177	71,267
Trade and other payables		—	5,999,521	—	5,999,521

		51,090	15,122,806	20,177	15,194,073

Non-current liabilities
Borrowings		—	2,434,624	—	2,434,624
Debt securities		—	43,189,483	—	43,189,483
Derivative liabilities		99,839	—	256,953	356,792
Trade and other payables		—	3,223,480	—	3,223,480

		99,839	48,847,587	256,953	49,204,379

	~~W~~	150,929	63,970,393	277,130	64,398,452

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won		June 30, 2018			June 30, 2017
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Cash and cash equivalents	Interest income	~~W~~	10,150	21,010	10,242	18,614
Available-for-sale financial assets	Dividends income		3,704	11,811	1,294	10,971
	Gain on valuation of available-for-sale financial assets		1,556	2,947
	Impairment loss on available-for- sale financial assets		—	—	118	118
	Gain (loss) on disposal of available-for-sale financial assets		672	672	(40)	(584)
Held-to-maturity investments	Interest income		21	41	13	43
Loans and receivables	Interest income		11,112	16,796	8,950	14,495
Trade and other receivables	Interest income		18,799	43,070	27,732	61,221
Short-term financial instruments	Interest income		13,319	22,905	4,747	10,980
Long-term financial instruments	Interest income		3,892	4,004	2,212	3,000
Financial assets at fair value through profit or loss	Interest income		145	290	—	—
	Gain (loss) on valuation of derivatives		53,701	54,603	46,196	(140,643)
	Gain (loss) on transaction of derivatives		6,867	8,691	(29,696)	(39,428)
	Loss on valuation of financial assets		(4,694)	(1,347)	(451)	(451)
Derivative assets (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		111,192	110,910	73,180	(161,494)
	Gain (loss) on valuation of derivatives (equity, before tax) (*)		(3,285)	(4,966)	11,872	733
	Gain (loss) on transaction of derivatives		1,607	1,607	(46,046)	(65,276)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(327,418)	(649,794)	(297,388)	(601,277)
	Interest expense of trade and other payables		(10,888)	(22,980)	(14,661)	(28,110)
	Interest expense of others		(126,619)	(254,534)	(124,373)	(247,989)
	Gain (loss) on foreign currency transactions and translations		(385,302)	(382,084)	(203,813)	540,522
	Loss on repayments of financial liabilities		—	—	(5)	(5)
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		76,183	18,555	136,423	(1,608)
	Gain on transaction of derivatives		6,692	13,947	11,887	1,254
Derivative liabilities (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		109,156	93,173	76,623	(67,308)
	Loss on valuation of derivatives (equity, before tax) (*)		(24,126)	(60,990)	(1,628)	(822)
	Loss on transaction of derivatives		(2,618)	(763)	—	(19)

(*)

Items are included in other comprehensive income or loss. All other income and gain listed above are included in finance income, and all expense and losses listed above are included in finance expenses in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won		June 30, 2018		December 31, 2017
Cash and cash equivalents	Escrow accounts	~~W~~	—	53
	Deposits for government project		11,386	15,365
	Collateral provided for borrowings		67,654	79,569
	Collateral provided for lawsuit		2	2
	Deposits for transmission regional support program		7,956	2,320
Short-term financial instruments	Bidding guarantees		119	119
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		34,000	34,000
Financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		157,124	108,512
Non-current available-for-sale financial asset	Decommissioning costs of nuclear power plants		270,193	214,156
Long-term financial instruments	Escrow accounts		86	—
	Guarantee deposits for checking account		—	2
	Guarantee deposits for banking accounts at oversea branches		316	302
	Decommissioning costs of nuclear power plants		330,665	337,234
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,079,501	991,634

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of June 30, 2018 and December 31, 2017.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Cash	~~W~~	102	132
Other demand deposits		980,057	968,966
Short-term deposits classified as cash equivalents		561,080	559,239
Short-term investments classified as cash equivalents		848,425	841,402

	~~W~~	2,389,664	2,369,739

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

8. Trade and Other Receivables

(1) Trade and other receivables as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,589,180	(202,589)	—	6,386,591
Other receivables		712,956	(19,301)	(1,580)	692,075

		7,302,136	(221,890)	(1,580)	7,078,666

Non-current assets
Trade receivables		435,539	(114)	(582)	434,843
Other receivables		1,425,097	(65,939)	(7,096)	1,352,062

		1,860,636	(66,053)	(7,678)	1,786,905

	~~W~~	9,162,772	(287,943)	(9,258)	8,865,571

In millions of won	December 31, 2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,499,285	(173,583)	—	7,325,702
Other receivables		614,212	(9,199)	(1,743)	603,270

		8,113,497	(182,782)	(1,743)	7,928,972

Non-current assets
Trade receivables		449,191	—	(414)	448,777
Other receivables		1,380,983	(68,809)	(6,154)	1,306,020

		1,830,174	(68,809)	(6,568)	1,754,797

	~~W~~	9,943,671	(251,591)	(8,311)	9,683,769

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	346,662	(19,213)	—	327,449
Accrued income		73,242	—	—	73,242
Deposits		212,178	—	(1,580)	210,598
Finance lease receivables		74,114	(88)	—	74,026
Others		6,760	—	—	6,760

		712,956	(19,301)	(1,580)	692,075

Non-current assets
Non-trade receivables		112,887	(59,474)	—	53,413
Deposits		350,381	—	(7,096)	343,285
Finance lease receivables		875,157	(265)	—	874,892
Others		86,672	(6,200)	—	80,472

		1,425,097	(65,939)	(7,096)	1,352,062

	~~W~~	2,138,053	(85,240)	(8,676)	2,044,137

In millions of won	December 31, 2017
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	314,256	(9,199)	—	305,057
Accrued income		54,002	—	—	54,002
Deposits		228,317	—	(1,743)	226,574
Finance lease receivables		13,067	—	—	13,067
Others		4,570	—	—	4,570

		614,212	(9,199)	(1,743)	603,270

Non-current assets
Non-trade receivables		112,983	(59,117)	—	53,866
Accrued income		182	—	—	182
Deposits		331,071	—	(6,154)	324,917
Finance lease receivables		849,554	—	—	849,554
Others		87,193	(9,692)	—	77,501

		1,380,983	(68,809)	(6,154)	1,306,020

	~~W~~	1,995,195	(78,008)	(7,897)	1,909,290

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Trade receivables: (not overdue)	~~W~~	6,735,452	7,698,604

Trade receivables: (overdue, not impaired)		—	7,117

Less than 60 days		—	7,117

Trade receivables: (impairment reviewed)		289,267	242,755

Less than 60 days		17,362	—
60 ~ 90 days		40,434	39,070
90 ~ 120 days		19,338	17,502
120 days ~ 1 year		64,162	55,242
Over 1 year		147,971	130,941

		7,024,719	7,948,476
Less: allowance for doubtful accounts		(202,703)	(173,583)
Less: present value discount		(582)	(414)

	~~W~~	6,821,434	7,774,479

At the end of each reporting period, the Company assesses whether the credit to trade receivables is impaired. The Company recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Aging analysis of other receivables as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Other receivables: (not overdue)	~~W~~	1,951,089	1,810,075

Other receivables: (overdue, not impaired)		—	47,532

Less than 60 days		—	47,532

Other receivables: (impairment reviewed)		186,964	137,588

Less than 60 days		41,956	—
60 ~ 90 days		1,035	44
90 ~ 120 days		2,294	1,017
120 days ~ 1year		24,590	11,042
Over 1 year		117,089	125,485

		2,138,053	1,995,195
Less: allowance for doubtful accounts		(85,240)	(78,008)
Less: present value discount		(8,676)	(7,897)

	~~W~~	2,044,137	1,909,290

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	173,583	78,008	71,985	87,661
Effect of change in accounting policy		6,641	128	—	—
Bad debt expense		19,785	10,049	126,714	1,778
Write-off		(2,109)	(138)	(32,995)	(3,129)
Reversal		(1,726)	—	—	(2,166)
Others		6,529	(2,807)	7,879	(6,136)

Ending balance	~~W~~	202,703	85,240	173,583	78,008

9.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Effect of change in accounting policy	Acquisition	Disposal (*1)	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	274,453	—	—	—	(19,630)	—	(301)	254,522
Unlisted		425,380	(222,892)	—	—	1	—	2,415	204,904
Beneficiary securities		—	222,892	102,800	(51,455)	2,947	—	1,374	278,558

		699,833	—	102,800	(51,455)	(16,682)	—	3,488	737,984

Short-term available-for-sale financial assets	~~W~~	—	—	—	—	—	—	—	—
Long-term available-for-sale financial assets		699,833	—	102,800	(51,455)	(16,682)	—	3,488	737,984

(*1)

The Company recognized gain on disposal of available-for-sale financial assets amounted to ~~W~~672 million from the partial sale of Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and others for the six-month period ended June 30, 2018.

In millions of won	December 31, 2017
	Beginning balance		Acquisition	Disposal (*1)	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	268,171	106	—	8,156	(97)	(1,883)	274,453
Unlisted		746,561	233,179	(461,423)	(2,908)	(2,616)	(87,413)	425,380

		1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

Short-term available-for-sale financial assets	~~W~~	—	—	—	—	—	—	—
Long-term available-for-sale financial assets		1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

(*1)

The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ~~W~~1,130 million and ~~W~~2,343 million, respectively, from the partial sale of Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and others for the year ended December 31, 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	150,787	150,787
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	176	176
Sungjee Construction. Co., Ltd.(*6)	1,053	0.01%		49	9	9
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	70	70
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corporation	955	0.02%		12	9	9
KSP Co., Ltd.	6,324	0.08%		24	24	24
STX Heavy Industries Co., Ltd.	35,755	0.14%		191	166	166
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	66,932	66,932
Energy Fuels Inc.	1,711,814	2.19%		16,819	4,316	4,316
Baralaba Coal Company Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	31,562	31,562
Fission 3.0 (*9)	75,000	0.14%		—	8	8
Fission Uranium Corp.	800,000	0.16%		785	454	454

				365,892	254,522	254,522

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%		5,000	954	954
Construction Guarantee (*2)	571	0.02%		601	833	833
Plant & Mechanical Contractors Financial Cooperative of Korea	97	0.02%		81	81	81
Fire Guarantee	40	0.01%		20	20	20
Korea Software Financial Cooperative	5,186	1.05%		3,301	3,301	3,301
Engineering Financial Cooperative	486	0.05%		60	60	60
Electric Contractors Financial Cooperative	1,000	0.04%		215	215	215
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	417
Information & Communication Financial Cooperative	121	0.02%		26	26	26
Korea Electric Engineers Association	400	0.24%		40	40	40
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		50	50	50
Sungwon Co., Ltd.	589	0.07%		15	15	15
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	1
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	4
Yongbo Co., Ltd.	61	0.20%		3	3	3
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	June 30, 2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
AJS Co., Ltd.	12,906	0.23%	~~W~~	32	32	32
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	10
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	11
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	72
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Onggane Food Co., Ltd	5	0.07%		1	1	1
Shin-E P&C Co., Ltd.	1,569	0.64%		111	111	111
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Shinil Engineering Co., Ltd.	887	0.06%		3	3	3
Biwang Industry Co., Ltd	406	0.04%		2	2	2
Huimun Co., Ltd.	263	0.26%		4	4	4
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
DN TEK Inc.	12,401	0.29%		61	5	5
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	31
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
CHONGATTI Agricultural Co., Inc.	57	0.10%		4	4	4
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	3
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd. (formerly, EverTechno. Co.,Ltd.)	29,424	0.73%		148	7	7
Autowel Co.,Ltd.	260	0.38%		14	14	14
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Crystal Co., Ltd.	22	0.07%		2	2	2
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Ace Track Co., Ltd.	3,130	1.08%		219	59	59
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	11
Dung Hwan Co., Ltd.	531	0.02%		5	5	5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	June 30, 2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Hurim Biocell Co., Ltd.	113	0.00%	~~W~~	5	5	5
Smart Power Co.,Ltd.	133,333	4.35%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Haseung Industries Co.,Ltd.	55	0.62%		28	28	28
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
Daeryung Corporation	207	0.19%		10	10	10
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	10
ENH Co.,Ltd.	1,086	0.19%		54	54	54
B CON Co.,Ltd.	96	1.16%		6	6	6
Chunil Metal Co.,Ltd.	11	0.15%		4	4	4
SsangMa Machine Co., Ltd.	4	0.05%		1	1	1
SinJin Co., Ltd.	233	0.30%		9	9	9
Ace Integration Co., Ltd	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
WonIl Co., Ltd.	999	0.15%		50	50	50
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	119	0.15%		24	24	24
Haspe Tech Co., Ltd.	652	0.55%		20	20	20
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	1
DongKwang SD, Inc.	524	0.23%		13	13	13
Dong Yang Metal Co., Ltd.	2,951	1.97%		161	147	147
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
ShinShin Co., Ltd	339	1.12%		17	17	17
Kitorang Co., Ltd.	165	0.24%		49	49	49
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Hyundai Metal Co., Ltd.	3,757	5.60%		1,416	1,416	1,416
Shinheung petrol. Co. Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Haisung TPC Co., Ltd.	10,751	0.24%		71	71	71
Samsung Tech Co., Ltd.	486	1.28%		97	97	97
Tae Hyung Co., Ltd.	28	0.43%		20	20	20
Samyangplant Co., Ltd.	323	0.60%		16	16	16
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Myungjin Tech Co., Ltd.	20	0.54%		4	4	4
Hankook Machine Tools Co., Ltd.	719	0.14%		72	72	72
Hankook Precision Ind Co., Ltd.	110	0.06%		11	11	11
Borneo International Furniture Co., Ltd. (*7)	2	0.16%		97	13	13
CJ Paradise Co.,Ltd	24	0.02%		12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
Jungdo Aluminium Co., Ltd.	8,527	0.35%		128	128	128
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%		84	84	84
NFT Co., Ltd.	136	0.40%		8	8	8
Echoroba Co.,Ltd.	157	0.02%		3	3	3
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	27
Alord Corporation Co., Ltd.	239	0.22%		48	48	48
Daekyung Industry Co.,Ltd.	9,112	0.94%		13	13	13

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	June 30, 2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Dasan Material Co.Ltd.	29	0.04%	~~W~~	22	22	22
Fish World Co.,Ltd.	47	0.21%		2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	6
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		1	1	1
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	191	191
IQ Power Asia Inc.	16,179	0.31%		81	81	81
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech	1,648	0.98%		8	8	8
Wonil T&I Co., Ltd.	229	0.17%		23	23	23
Semist Co.,Ltd.	555	0.80%		3	3	3
DS POWER Co., Ltd.	580,000	2.34%		2,900	1,223	1,223
Sewon Bus Co.,Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	64	0.07%		4	4	4
Possbell Engineering Co., Ltd.	36	0.64%		1	1	1
Duke Co., Ltd.	370	0.64%		6	6	6
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
CST co.,ltd.	4,998	0.28%		100	100	100
Shin Young Metal Co.,Ltd.	1,043	0.25%		21	21	21
TN Inc.	1,416	2.00%		71	71	71
Shin kwang Industrial Co., Ltd.	884	0.35%		55	55	55
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Seil Electronics Co.,Ltd.	2,285	0.41%		286	286	286
Wonil laser Co., Ltd	157	0.37%		16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%		85	85	85
Navanakorn Electric Co., Ltd. (*3)	4,442,800	26.93%		17,216	17,180	17,180
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	171,242	171,242
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,515	2,515
KODE NOVUS 1 LLC (*8)	—	10.00%		—	—	—
Choheung packing Co.,Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	13,750	0.01%		160	160	160
Sungsan Parts Co., Ltd.	629	0.80%		63	63	63
KMT Co., Ltd.	1,411	0.93%		21	21	21
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
JM Motors Co., Ltd.	202	0.12%		10	10	10
DaeSung Frontier Co., Ltd.	2,203	1.11%		221	221	221
DongSeo Electronics Co., Ltd.	323	0.07%		16	16	16

				289,844	204,904	204,904

Beneficiary Securities
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I (*1)	1,758,731,002	14.18%		1,752	571	571
Troika Overseas Resource Development Private Equity Firm (*1)	13,340,012,100	3.66%		13,340	1,553	1,553
IBK-AUCTUS Green Growth Private Equity Firm (*1)	152	6.29%		41	41	41
Global Dynasty Overseas Resource Development Private Equity Firm (*1)	2,242,437,289	7.46%		2,242	2,242	2,242
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 (*1)	3,813,805,375	5.00%		3,957	3,957	3,957
Hanwha KT Master Lease Private Special Investment Trust (*5)	—	—		26,586	27,001	27,001

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	June 30, 2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Samsung investment – Investment Pool for Public funds 1 (*5)	—	—	~~W~~	53,220	55,045	55,045
Kiwoom Dream Private placement fund 8 (Bond-Derivative) (*5)	—	—		30,000	30,560	30,560
Kyobo Royal-Class Repo Plus Fixed Income 1Y 2nd (*5)	—	—		33,000	33,469	33,469
Kyobo Royal-Class Repo Plus Fixed Income 2Y 1st (*5)	—	—		50,000	51,049	51,049
Kyobo Royal-Class Repo Plus Fixed Income 2Y U-1C (*5)	—	—		50,000	50,104	50,104
Kyobo Royal-Class Repo Plus Fixed Income 1Y U-1 (*5)	—	—		22,800	22,966	22,966

				286,938	278,558	278,558

			~~W~~	942,674	737,984	737,984

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the six-month period ended June 30, 2018.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)

The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the six-month period ended June 30, 2018.

(*5)

As of June 30, 2018, the Company invested in ~~W~~270,194 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.

(*6)	The number of shares owned has changed due to the stock merge (10:1) during the six-month period ended June 30, 2018.
(*7)	The number of shares owned has changed due to capital reduction without refund (3:1) and consolidation of stocks (10,000:1) during the six-month period ended June 30, 2018
(*8)	As described in note 17, this is reclassified to available-for-sale financial assets due to loss of significant influence of the Company.
(*9)	The number of shares owned has changed due to the stock merge (4:1) during the six-month period ended June 30, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	December 31, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	165,277	165,277
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	197	197
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	8	8
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd. (*7)	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	72	72
PAN ocean Co., Ltd.	1,492	0.00%		14	8	8
Dongbu Corporation (*6)	955	0.02%		12	10	10
KSP Co., Ltd.	6,324	0.08%		24	24	24
STX Heavy Industries Co., Ltd.	35,749	0.14%		191	165	165
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	70,531	70,531
Energy Fuels Inc.	1,711,814	2.38%		16,819	3,300	3,300
Baralaba Coal Company Limited	99,763	0.07%		18,445	22	22
Denison Mines Corp.	58,284,000	10.42%		84,134	34,292	34,292
Fission 3.0	300,000	0.14%		—	15	15
Fission Uranium Corp.	800,000	0.16%		785	532	532

				365,891	274,453	274,453

Unlisted (*1)
Korea investment – Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity Firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,242,437,289	7.46%		2,242	2,242	—
Intellectual Discovery, Ltd.	1,000,000	8.81%		5,000	954	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,176,751,013	5.00%		4,328	4,328	—
Construction Guarantee (*2)	571	0.02%		601	833	833
Plant & Mechanical Contractors Financial Cooperative of Korea	144	0.03%		126	126	—
Fire Guarantee	40	0.01%		20	20	—
Korea Software Financial Cooperative	5,186	1.09%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	1,000	0.04%		216	216	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	121	0.02%		26	26	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Samsung investment – Investment Pool for Public funds 1 (*5)	—	—		53,220	53,739	53,739
Korea investment – Hanwha KT Master Lease Private Special Investment Trust (*5)	—	—		26,586	26,591	26,591
Kyobo Royal-Class Repo Plus Fixed Income 1Y 2nd (*5)	—	—		33,000	33,008	33,008
Kyobo Royal-Class Repo Plus Fixed Income 2Y 1st (*5)	—	—		50,000	50,399	50,399
Kyobo Royal-Class Repo Plus A1 ABCP 1Y (*5)	—	—		50,000	50,419	50,419
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	December 31, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Dae Kwang Semiconductor Co., Ltd.	589	0.07%	~~W~~	6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		50	50	—
Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Buyoung Co., Ltd.	270	0.00%		3	3	—
Ilsuk Co., Ltd.	152	0.17%		10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		26	26	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	—
DN TEK Inc.	12,401	0.29%		61	5	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	December 31, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
Woojin Industry Corporation	3	0.00%	~~W~~	16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
CHONGATTI Agricultural Co., Inc.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co.,Ltd.	29,424	0.73%		148	7	—
Autowel Co.,Ltd.	260	0.38%		14	14	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	—
Smart Power Co.,Ltd.	133,333	4.83%		200	200	—
Haseung Industries Co.,Ltd.	55	0.62%		28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	—
ENH Co.,Ltd.	1,086	0.19%		54	54	—
B CON Co.,Ltd.	96	1.16%		6	6	—
Chunil Metal Co.,Ltd.	11	0.15%		4	4	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	105	0.09%		24	24	—
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	December 31, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
KyungDong Co., Ltd.	130	0.01%	~~W~~	1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
Korea Minerals Co., Ltd.	191	0.05%		134	1	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	—
DongKwang SD, Inc.	524	0.23%		13	13	—
Dong Yang Metal Co., Ltd.	2,951	1.97%		15	15	—
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	—
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	—
ShinShin Co., Ltd	339	1.12%		17	17	—
Kitorang Co., Ltd.	165	0.24%		49	49	—
Sung Kwang Co., Ltd.	23	0.37%		6	6	—
Hyundai Metal Co., Ltd.	3,757	5.60%		1,416	1,416	—
Shinheung petrol. Co. Ltd.	699	0.14%		7	7	—
Force TEC Co., Ltd.	3,501	0.02%		18	18	—
Haisung TPC Co., Ltd.	10,751	0.24%		54	54	—
Samsung Tech Co., Ltd.	486	1.28%		97	97	—
Tae Hyung Co., Ltd.	28	0.43%		20	20	—
Samyangplant Co., Ltd.	323	0.60%		16	16	—
Younil Metal Co., Ltd.	41	0.21%		21	21	—
Myungjin Tech Co., Ltd.	20	0.54%		4	4	—
Hankook Machine Tools Co., Ltd.	719	0.14%		72	72	—
Hankook Precision Ind Co., Ltd.	110	0.06%		11	11	—
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	14	—
CJ Paradise Co.,Ltd	24	0.02%		12	12	—
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
Jungdo Aluminium Co., Ltd.	8,527	0.35%		128	128	—
Ilheung Metal Co, Ltd.	280	0.83%		28	28	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	—
Ptotronics Co., Ltd.	151	0.07%		2	2	—
NFT Co., Ltd.	136	0.40%		8	8	—
Echoroba Co.,Ltd.	157	0.02%		3	3	—
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	—
Eco Alux Co.,Ltd.	239	0.22%		48	48	—
Daekyung Industry Co.,Ltd.	9,112	0.94%		13	13	—
Dasan Material Co.Ltd.	29	0.04%		—	—	—
Fish World Co.,Ltd.	47	0.21%		2	2	—
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	—
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	—
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	—
Shinsei Trading Co., Ltd.	64	0.72%		1	1	—
Dynamic Co., Ltd.	111	0.19%		3	3	—
Green Alchemy Co.,Ltd.	38,202	1.48%		191	191	—
IQ Power Asia Inc.	16,179	0.31%		81	81	—
Youone TBM Engineering & Construction Co., Ltd.	227,854	0.27%		31	31	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

(2)	Available-for-sale financial assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	December 31, 2017
	Shares	Ownership	Acquisition cost		Book value	Fair value
KM Leatech	1,648	0.98%	~~W~~	8	8	—
Wonil T&I Co., Ltd.	229	0.17%		23	23	—
Semist Co.,Ltd.	555	0.80%		3	3	—
DS POWER Co., Ltd. (*8)	580,000	2.34%		2,900	1,223	1,223
Navanakorn Electric Co., Ltd. (*3)	4,442,800	26.93%		17,216	16,410	—
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding (*4)	1,100,220	2.50%		229,255	171,242	171,242
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,401	—

				522,782	425,380	387,454

			~~W~~	888,673	699,833	661,907

(*1)

Investments in unlisted equity securities held by the Company for which a quoted market price does not exist in an active market and fair value cannot be measured reliably were measured at cost less impairment, if any.

(*2)

The Company has estimated the fair value of the investment in Construction Guarantee based upon the price which would be applied when the investment is returned. The Company has recognized the difference between its fair value and book value as a gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2017.

(*3)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.
(*4)

The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2017.

(*5)

As of December 31, 2017, the Company invested in ~~W~~214,156 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.

(*6)	The number of shares owned has changed due to the stock merge (9:7) during the year ended December 31, 2017.
(*7)	The number of shares increased due to the stock split (5:1).
(*8)	As described in note 17, this is reclassified to available-for-sale financial assets due to loss of significant influence of the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

10.	Held-to-maturity Investments

Held-to-maturity investments as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	~~W~~	3,144	383	(86)	—	3,441

	~~W~~	3,144	383	(86)	—	3,441

Current	~~W~~	5	—	(4)	956	957
Non-current		3,139	383	(82)	(956)	2,484

In millions of won	December 31, 2017
	Beginning balance		Acquisition	Disposal	Others	Ending balance
Government bonds	~~W~~	3,244	250	(350)	—	3,144

	~~W~~	3,244	250	(350)	—	3,144

Current	~~W~~	114	—	(113)	4	5
Non-current		3,130	250	(237)	(4)	3,139

11.	Derivatives

(1)	Derivatives as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	7,284	8,064	45	—
Currency swap		51,206	68,035	12	15,711
Interest rate swap		—	3,922	—	2,697
Others (*1)		—	1,283	12,878	1,283

	~~W~~	58,490	81,304	12,935	19,691

Derivative liabilities
Currency forward	~~W~~	95	—	7,862	1,278
Currency swap		26,561	233,044	61,997	296,098
Interest rate swap		605	59,454	1,408	59,416

	~~W~~	27,261	292,498	71,267	356,792

(*1)	The Company has a put option to sell shares of DS POWER Co., Ltd. and the fair value of the option is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

11.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2018 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
KEB Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD	52,000	~~W~~	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000		1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000		1,046.00
KEB Hana Bank	2017.12.22	2021.07.12		105,079	USD	100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD	100,000		1,048.49
Mizuho Bank	2018.05.31	2018.07.05		2,328	USD	2,163		1,076.00
Standard Chartered	2018.06.01	2018.07.05		590	USD	550		1,073.90
Morgan Stanley	2018.06.05	2018.07.09		5,339	USD	5,000		1,067.85
Credit Suisse	2018.06.07	2018.07.11		10,666	USD	10,000		1,066.58
Standard Chartered	2018.06.12	2018.07.16		10,719	USD	10,000		1,071.90
Morgan Stanley	2018.06.14	2018.07.18		10,821	USD	10,000		1,082.10
Nova Scotia	2018.06.15	2018.07.18		3,243	USD	3,000		1,081.10
Nova Scotia	2018.06.19	2018.07.23		6,614	USD	6,000		1,102.40
Nonghyup bank	2018.06.20	2018.07.23		5,527	USD	5,000		1,105.38
CCB	2018.06.20	2018.07.23		5,516	USD	5,000		1,103.22
Mizuho Bank	2018.06.21	2018.07.25		11,078	USD	10,000		1,107.82
Nova Scotia	2018.06.22	2018.07.26		5,544	USD	5,000		1,108.75
KEB Hana Bank	2018.06.22	2018.07.27		11,080	USD	10,000		1,108.00
Credit Suisse	2018.06.25	2018.07.30		11,165	USD	10,000		1,116.45
Woori bank	2018.06.27	2018.07.31		11,170	USD	10,000		1,116.95
Kookmin bank	2018.06.28	2018.08.02		11,194	USD	10,000		1,119.42
Standard Chartered	2018.06.28	2018.08.02		11,251	USD	10,000		1,125.10
CCB	2018.06.29	2018.08.03		11,185	USD	10,000		1,118.54
Societe Generale	2018.06.14	2018.07.05		5,411	USD	5,000		1,082.10
ING Bank	2018.06.25	2018.07.05		5,580	USD	5,000		1,116.00
Korea Development Bank	2018.06.25	2018.07.10		7,811	USD	7,000		1,115.80
Nonghyup bank	2018.06.26	2018.07.10		4,460	USD	4,000		1,115.10
ING Bank	2018.06.28	2018.07.16		10,094	USD	9,000		1,121.50
Societe Generale	2018.06.29	2018.07.16		13,405	USD	12,000		1,117.09
Nova Scotia	2018.06.29	2018.08.03		5,574	USD	5,000		1,114.75
Societe Generale	2018.06.29	2018.08.03		5,572	USD	5,000		1,114.30
Mizuho Bank	2018.06.29	2018.08.03		5,571	USD	5,000		1,114.10
Nonghyup bank	2018.06.29	2018.08.03		5,569	USD	5,000		1,113.85
BTMU	2018.06.04	2018.07.05		4,279	USD	4,000		1,069.80
Nova Scotia	2018.06.05	2018.07.05		2,139	USD	2,000		1,069.70
Nova Scotia	2018.06.29	2018.07.05		1,116	USD	1,000		1,116.00
Standard Chartered	2018.06.07	2018.07.10		18,143		USD 17,000		1,067.23
BNP Paribas	2018.06.11	2018.07.10		13,944	USD	13,000		1,072.62
Nova Scotia	2018.06.12	2018.07.10		5,584	USD	5,200		1,073.90
Nonghyup bank	2018.06.14	2018.07.16		12,974	USD	12,000		1,081.20
Busan bank	2018.06.15	2018.07.16		4,384	USD	4,000		1,096.10
Nova Scotia	2018.06.20	2018.07.23		4,426	USD	4,000		1,106.40
Mizuho Bank	2018.06.22	2018.07.23		17,721	USD	16,000		1,107.57
Standard Chartered	2018.06.27	2018.07.30		11,169	USD	10,000		1,116.91
Nova Scotia	2018.06.28	2018.07.30		11,204	USD	10,000		1,120.38
KEB Hana Bank	2018.06.29	2018.07.05		1,012	EUR	780		1,297.40
KEB Hana Bank	2018.05.23	2018.08.23		2,547	EUR	2,000		1,273.48
KEB Hana Bank	2018.05.31	2018.08.23		630	EUR	500		1,260.77
Nova Scotia	2018.06.29	2018.08.03		5,569	USD	5,000		1,113.80
KEB Hana Bank	2017.11.27	2018.11.26	JPY	40,000	~~W~~	398		9.94

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

11.	Derivatives, Continued

(3)	Currency forward contracts which are designated as hedging instruments as of June 30, 2018 are as follows:

In won and thousands of foreign currencies
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Export-import bank of Korea	2016.12.21	2018.10.31	EUR	112,766	USD	120,761	~~W~~	1.07

(4)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2018 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Deutsche Bank	2013~2018	~~W~~	110,412	JPY	10,000,000	6.21%	4.19%	~~W~~	11.04
IBK	2013~2018		111,800	USD	100,000	3.16%	2.79%		1,118.00
Bank of America	2013~2018		103,580	JPY	10,000,000	7.05%	4.19%		10.36
Credit Suisse	2014~2019		118,632	CHF	100,000	2.98%	1.50%		1,186.32
Standard Chartered	2014~2019		114,903	CHF	100,000	4.00%	1.50%		1,149.03
Standard Chartered	2014~2029		102,470	USD	100,000	3.14%	3.57%		1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
KEB Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
KEB Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%		1,117.70
HSBC	2013~2018		107,450	USD	100,000	3.41%	2.88%		1,074.50
Standard Chartered	2013~2018		107,450	USD	100,000	3.44%	2.88%		1,074.50
JP Morgan	2013~2018		107,450	USD	100,000	3.48%	2.88%		1,074.50
Bank of America	2014~2018		107,450	USD	100,000	3.09%	2.88%		1,074.50
Citibank	2014~2018		107,450	USD	100,000	3.09%	2.88%		1,074.50
HSBC	2014~2019		105,260	USD	100,000	2.48%	2.38%		1,052.60
Standard Chartered	2014~2019		105,260	USD	100,000	2.48%	2.38%		1,052.60
Korea Development Bank	2016~2019		105,260	USD	100,000	2.48%	2.38%		1,052.60
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
KEB Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
KEB Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,388	HKD	850,000	2.66%	3.35%		135.75

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

11.	Derivatives, Continued

(5)	Currency swap contracts which are designated as hedging instruments as of June 30, 2018 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Credit Suisse	2013~2018	~~W~~	111,410	USD	100,000	3.22%	3M Libor+1.50%	~~W~~	1,114.10
HSBC	2014~2020		99,901	AUD	100,000	3.52%	5.75%		999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%		1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD	125,000	3M Libor+1.25%	5.75%		0.94
Standard Chartered	2014~2020	~~W~~	126,032	USD	117,250	3.55%	3M Libor+1.25%		1,074.90
Korea Development Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
KEB Hana Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
Export-import bank of Korea	2017~2020		114,580	USD	100,000	1.75%	2.38%		1,145.80
JP Morgan	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%		1,071.90
Morgan Stanley	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%		1,071.90
Deutsche Bank	2014~2019		107,190	USD	100,000	3M Libor+3.25%	2.75%		1,071.90
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Credit Agricole	2013~2019		118,343	CHF	100,000	3.47%	1.63%		1,183.43
Morgan Stanley	2013~2019		59,172	CHF	50,000	3.40%	1.63%		1,183.43
Nomura	2013~2019		59,172	CHF	50,000	3.47%	1.63%		1,183.43
Morgan Stanley	2013~2018		107,360	USD	100,000	3.27%	2.88%		1,073.60
Credit Agricole	2013~2018		107,360	USD	100,000	3.34%	2.88%		1,073.60
JP Morgan	2013~2018		161,040	USD	150,000	3.34%	2.88%		1,073.60
Standard Chartered	2013~2018		161,040	USD	150,000	3.34%	2.88%		1,073.60
Standard Chartered	2014~2019		104,490	USD	100,000	2.77%	2.63%		1,044.90
Credit Agricole	2014~2019		104,490	USD	100,000	2.77%	2.63%		1,044.90
Morgan Stanley	2014~2019		104,490	USD	100,000	2.70%	2.63%		1,044.90
Korea Development Bank	2018~2023		320,880	USD	300,000	2.03%	3.75%		1,069.60
KEB Hana Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1,064.80
Societe Generale	2013~2018		106,190	USD	100,000	3.48%	2.63%		1,061.90
BNP Paribas	2013~2018		53,095	USD	50,000	3.48%	2.63%		1,061.90
KEB Hana Bank	2013~2018		53,095	USD	50,000	3.48%	2.63%		1,061.90
Standard Chartered	2013~2018		106,030	USD	100,000	3.48%	2.63%		1,060.30
BNP Paribas	2013~2018		53,015	USD	50,000	3.48%	2.63%		1,060.30
KEB Hana Bank	2013~2018		31,809	USD	30,000	3.48%	2.63%		1,060.30
Societe Generale	2013~2018		21,206	USD	20,000	3.48%	2.63%		1,060.30
HSBC	2013~2018		53,015	USD	50,000	3.47%	2.63%		1,060.30
Nomura	2013~2018		53,015	USD	50,000	3.47%	2.63%		1,060.30
Credit Agricole	2014~2020		110,680	USD	100,000	2.29%	2.50%		1,106.80
Societe Generale	2014~2020		55,340	USD	50,000	2.16%	2.50%		1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.16%	2.50%		1,106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
Standard Chartered	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
Nomura	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
BNP Paribas	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%		1,106.80
KEB Hana Bank	2017~2022		226,600	USD	200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD	100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD	100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1,133.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

11.	Derivatives, Continued

(6)	Interest rate swap contracts which are not designated as hedging instruments as of June 30, 2018 are as follows:

In millions of won and thousands of foreign currencies

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
KEB Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD+0.24%
KEB Hana Bank	2017~2022		100,000	2.06%	3M CD+0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
KEB Hana Bank	2017~2021		200,000	2.45%	3M CD+0.32%
Nomura (*2)	2018~2038		30,000	2.56%	3.75%
Export-import bank of Korea	2015~2031	USD	19,254	2.67%	6M USD Libor
ING Bank	2015~2031	USD	47,480	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(*1)	2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD+0.10% is applied thereafter.
(*2)	2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD+0.10% is applied thereafter.

(7)	Interest rate swap contracts which are designated as hedging instruments as of June 30, 2018 are as follows:

In millions of won and thousands of foreign currencies

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
BNP Paribas	2009~2027	USD	92,120	4.16%	6M USD Libor
KFW	2009~2027	USD	92,120	4.16%	6M USD Libor
Credit Agricole	2016~2033	USD	94,446	3.98%~4.10%	6M USD Libor
SMBC	2016~2033	USD	123,506	4.05%~4.18%	6M USD Libor
Mizuho Bank	2016~2019	USD	36,890	1.56%	1.65%
SMBC	2016~2019	USD	36,890	1.56%	1.65%
Export-import bank of Korea	2016~2036	USD	2,564	3.00%	4.99%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

11.	Derivatives, Continued

(8)

Gains and losses on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2018 and 2017 are as follows and included in finance income and costs in the consolidated interim statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	June 30, 2018			June 30, 2017		June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Currency forward	~~W~~	101,219	89,979	17,931	(10,704)	11,549	17,079	2,195	(17,170)	(1,721)	1,606	—	—
Currency swap		250,718	184,338	312,043	(364,818)	225	5,950	(61,272)	(81,521)	(29,869)	(68,374)	10,244	(89)
Interest rate swap		(1,706)	2,924	2,448	4,469	774	453	(4,778)	(4,778)	4,179	812	—	—

	~~W~~	350,231	277,241	332,422	(371,053)	12,548	23,482	(63,855)	(103,469)	(27,411)	(65,956)	10,244	(89)

(*)

For the six-month period ended June 30, 2018, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~34,788 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

12.	Other Financial Assets

(1)	Other financial assets as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Loans and receivables	~~W~~	70,044	657,065	244,309	711,069
Allowance for doubtful accounts		(9)	(6,343)	—	(8,948)
Present value discount		(1,158)	(39,930)	(976)	(39,813)
Long-term/short-term financial instruments		2,998,474	567,287	1,702,084	542,430
Financial assets at fair value through profit or loss		—	166,942	—	111,512

	~~W~~	3,067,351	1,345,021	1,945,417	1,316,250

(2)	Loans and receivables as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	35,020	—	(1,158)	33,862
Loans for housing		14,962	—	—	14,962
Fisheries loan		352	—	—	352
Other loans		19,710	(9)	—	19,701

		70,044	(9)	(1,158)	68,877

Long-term loans and receivables
Loans for tuition		410,577	—	(39,857)	370,720
Loans for housing		155,915	—	—	155,915
Loans for related parties		79,660	(6,252)	—	73,408
Fisheries loan		640	—	(73)	567
Other loans		10,273	(91)	—	10,182

		657,065	(6,343)	(39,930)	610,792

	~~W~~	727,109	(6,352)	(41,088)	679,669

In millions of won	December 31, 2017
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	33,763	—	(976)	32,787
Loans for housing		14,126	—	—	14,126
Fisheries loan		352	—	—	352
Other loans		196,068	—	—	196,068

		244,309	—	(976)	243,333

Long-term loans and receivables
Loans for tuition		408,803	—	(39,716)	369,087
Loans for housing		140,452	—	—	140,452
Loans for related parties		94,581	(8,948)	—	85,633
Fisheries loan		960	—	(97)	863
Other loans		66,273	—	—	66,273

		711,069	(8,948)	(39,813)	662,308

	~~W~~	955,378	(8,948)	(40,789)	905,641

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

12.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Beginning balance	~~W~~	8,948	4,532
Bad debt expense		1,413	2,465
Other		(4,009)	1,951

Ending balance	~~W~~	6,352	8,948

(4)	Long-term and short-term financial instruments as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,698,569	63,366	1,479,034	2
ABCP		587,953	—	145,000	65,600
CP		349,179	33,324	58,050	—
CD		10,000	—	10,000	—
RP		26,501	25,786	10,000	1,634
Others		326,272	444,811	—	475,194

	~~W~~	2,998,474	567,287	1,702,084	542,430

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

13.	Inventories

Inventories as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,584,808	(2,829)	3,581,979
Merchandise		3,443	—	3,443
Work-in-progress		189,888	(1,028)	188,860
Finished goods		40,542	(2,783)	37,759
Supplies		1,682,918	(3,853)	1,679,065
Inventories in transit		952,058	—	952,058
Other inventories		10,114	—	10,114

	~~W~~	6,463,771	(10,493)	6,453,278

In millions of won	December 31, 2017
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,528,835	(2,829)	3,526,006
Merchandise		107	—	107
Work-in-progress		138,709	(1,028)	137,681
Finished goods		72,923	(1,517)	71,406
Supplies		1,581,661	(3,940)	1,577,721
Inventories in transit		679,358	—	679,358
Other inventories		9,807	—	9,807

	~~W~~	6,011,400	(9,314)	6,002,086

The reversals of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 were ~~W~~58 million and ~~W~~437 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 were ~~W~~1,237 million and ~~W~~3,875 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

14.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company provides 15 energy storage system installation projects and 13 energy efficiency contracts as finance leases with a lease term of 2 to 10 years. Also, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (December 2013 to November 2038) of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)

Finance lease receivables as of June 30, 2018 and December 31, 2017 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	June 30, 2018				December 31, 2017
	Minimum lease payments		Present value of minimum lease payments		Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	102,288		74,114	49,542	13,067
1 ~ 5 years		436,542		248,529	381,181	203,990
More than 5 years		1,389,331		626,628	1,398,449	645,564

	~~W~~	1,928,161		949,271	1,829,172	862,621

Allowance for doubtful accounts				(353)		—

			~~W~~	948,918		862,621

(3)	Changes in the allowance for doubtful accounts of finance lease receivables for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Beginning balance	~~W~~	—	—
Bad debt expense		353	—
Write-off		—	—
Other		—	—

Ending balance	~~W~~	353	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

15.	Non-Financial Assets

Non-financial assets as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	323,446	180,768	109,743	43,872
Prepaid expenses		279,032	89,592	251,715	90,118
Others (*1)		733,252	163,650	392,534	112,828

	~~W~~	1,335,730	434,010	753,992	246,818

(*1)	Details of others as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Tax refund receivables	~~W~~	208,854	—	89,762	1,940
Greenhouse gas emissions rights		348,098	—	135,211	—
Other quick assets (*2)		176,300	163,650	167,561	110,888

	~~W~~	733,252	163,650	392,534	112,828

(*2)	The Company has recognized ~~W~~92,128 million of its rights in connection with the securities of Orano Expansion (formerly, AREVA NC Expansion) as non-current non-financial assets.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of June 30, 2018 and December 31, 2017 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2018	December 31, 2017
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	—	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2018 and December 31, 2017 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2018	December 31, 2017
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.75%	99.75%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
Cogentrix Solar Services, LLC	Holding company	USA	—	50.10%
Solar Investments I, LLC	Holding company	USA	—	50.10%
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	Power generation	USA	50.10%	50.10%
KEPCO-LG CNS Mangilao Holdings LLC	Holding company	USA	70.00%	70.00%
Mangilao Investment LLC	Holding company	USA	70.00%	70.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	70.00%	70.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	68.84%	70.22%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	64.71%
BSK E-New Industry Fund VII	Holding company	KOREA	81.47%	81.47%
e-New Industry LB Fund 1	Holding company	KOREA	75.92%	75.92%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2018	December 31, 2017
Songhyun e-New Industry Fund	Holding company	KOREA	80.45%	80.45%
PT. Korea Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	—
KOLAT SpA	Uility plant maintenance and others	CHILE	100.00%	—
KEPCO California, LLC	Holding company	USA	100.00%	—
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)	The effective percentage of ownership has increased to 86.22% since Long Lasting Value exercised the put option to sell its investment to KOSEP during the year ended December 31, 2017.
(*5)

The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(2)	Subsidiaries included in and excluded from consolidation for the six-month period ended June 30, 2018 are as follows:

<Subsidiaries included in consolidation during the six-month period ended June 30, 2018>

Subsidiary	Reason
PT. Korea Energy Indonesia	Newly established
KOLAT SpA	Newly established
KEPCO California, LLC	Newly established
KEPCO Mojave Holdings, LLC	Newly established

<Subsidiaries excluded from consolidation during the six-month period ended June 30, 2018>

Subsidiary	Reason
KEPCO Canada Energy Ltd.	Liquidated
Cogentrix Solar Services, LLC	Liquidated
Solar Investments I, LLC	Liquidated

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows:

In millions of won
June 30, 2018
Subsidiaries	Total assets	Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~55,215,089	30,304,977	3,924,029	(549,783)
Korea South-East Power Co., Ltd.	10,131,473	4,907,895	2,677,608	209,699
Korea Midland Power Co., Ltd.	10,547,090	6,621,810	2,391,773	189,518
Korea Western Power Co., Ltd.	10,255,454	6,231,859	2,505,776	113,492
Korea Southern Power Co., Ltd.	9,988,965	5,683,849	2,844,641	56,314
Korea East-West Power Co., Ltd.	8,622,440	3,968,002	2,588,037	57,154
KEPCO Engineering & Construction Company, Inc.	763,382	314,617	171,920	2,779
KEPCO Plant Service & Engineering Co., Ltd.	1,203,300	305,424	588,590	72,133
KEPCO Nuclear Fuel Co., Ltd.	804,690	433,477	96,541	1,338
KEPCO KDN Co., Ltd.	538,596	170,069	280,986	17,353
Garolim Tidal Power Plant Co., Ltd.	608	346	—	(11)
KEPCO International HongKong Ltd.	162,486	1	—	1,677
KEPCO International Philippines Inc.	107,187	803	—	13,405
KEPCO Gansu International Ltd.	12,108	517	—	(2)
KEPCO Philippines Holdings Inc.	150,000	5	—	26,977
KEPCO Philippines Corporation	6,197	90	—	71
KEPCO Ilijan Corporation	485,003	54,314	49,006	22,363
KEPCO Lebanon SARL	1,528	9,550	—	540
KEPCO Neimenggu International Ltd.	173,576	—	—	(145)
KEPCO Shanxi International Ltd.	513,000	198,776	—	(4,568)
KOMIPO Global Pte Ltd.	247,447	750	—	7,944
KEPCO Netherlands B.V.	128,496	48	—	7,239
KOREA Imouraren Uranium Investment Corp.	153,328	115	—	(33)
KEPCO Australia Pty., Ltd.	460,647	533	—	7
KOSEP Australia Pty., Ltd.	33,454	2,470	9,943	2,517
KOMIPO Australia Pty., Ltd.	35,900	4,488	10,152	2,633
KOWEPO Australia Pty., Ltd.	35,861	4,442	9,943	2,520
KOSPO Australia Pty., Ltd.	34,290	3,694	9,943	5,706
KEPCO Middle East Holding Company	93,756	90,071	—	(1,456)
Qatrana Electric Power Company	479,739	329,961	9,384	10,402
KHNP Canada Energy, Ltd.	50,203	35	—	(20)
KEPCO Bylong Australia Pty., Ltd.	248,215	298,376	—	(15,527)
Korea Waterbury Uranium Limited Partnership	20,888	145	—	(29)
Korea Electric Power Nigeria Ltd.	280	39	488	70
KEPCO Holdings de Mexico	251	51	—	(1)
KST Electric Power Company	563,932	490,885	61,716	5,109
KEPCO Energy Service Company	2,233	978	2,539	538
KEPCO Netherlands S3 B.V.	48,489	52	—	(9)
PT. KOMIPO Pembangkitan Jawa Bali	13,080	4,201	9,969	3,761
PT. Cirebon Power Service	2,952	322	3,523	73
KOWEPO International Corporation	—	8	—	—
KOSPO Jordan LLC	26,651	14,352	4,270	1,278
EWP Philippines Corporation	1,662	815	—	(6)
EWP America Inc. (*1)	78,920	72,882	10,974	(2,341)
KNF Canada Energy Limited	1,858	23	—	(20)
PT KEPCO Resource Indonesia	333	14	—	(168)
EWP Barbados 1 SRL	255,687	990	—	(1,125)
Gyeonggi Green Energy Co., Ltd.	271,553	188,628	41,534	(736)
PT. Tanggamus Electric Power	190,922	164,273	2,535	6,956
Gyeongju Wind Power Co., Ltd.	111,960	78,057	10,241	3,748
KOMIPO America Inc.	10,607	574	—	(402)
KOSEP USA, INC.	46	4,666	—	4,484

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows, continued:

In millions of won
June 30, 2018
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
PT. EWP Indonesia	~~W~~	7,087	(1)	—	1,523
KEPCO Netherlands J3 B.V.		128,316	78	—	(48)
Korea Offshore Wind Power Co., Ltd.		184,487	589	—	(4,311)
Global One Pioneer B.V.		211	85	—	(54)
Global Energy Pioneer B.V.		376	77	—	(50)
Mira Power Limited		232,935	174,371	—	1,001
KOSEP Material Co., Ltd.		2,524	1,023	1,609	198
Commerce and Industry Energy Co., Ltd.		98,219	87,643	12,813	(627)
KEPCO Singapore Holdings Pte., Ltd.		607	2	—	(1)
KOWEPO India Private Limited		761	—	—	—
KEPCO KPS Philippines Corp.		8,122	1,197	3,142	649
KOSPO Chile SpA		137,189	54,557	—	680
PT. KOWEPO Sumsel Operation And Maintenance Services		2,326	188	3,630	550
HeeMang Sunlight Power Co., Ltd.		6,853	3,398	66	(26)
Fujeij Wind Power Company		196,313	189,945	—	(1,310)
KOSPO Youngnam Power Co.,Ltd.		403,118	319,545	186,633	4,090
HI Carbon Professional Private Special Asset Investment Trust 1		2,996	—	—	6
Chitose Solar Power Plant LLC		136,694	120,260	8,014	932
KEPCO Energy Solution Co. Ltd.		303,826	1,857	2,958	943
Solar School Plant Co., Ltd.		202,791	1,030	413	878
KOSPO Power Services Limitada		3,220	522	4,523	540
Energy New Industry Specialized Investment Private Investment Trust (*2)		505,807	2,086	—	(367)
KOEN Bylong Pty., Ltd.		5,800	—	—	—
KOMIPO Bylong Pty., Ltd.		5,801	17	—	(16)
KOWEPO Bylong Pty., Ltd.		5,801	17	—	—
KOSPO Bylong Pty., Ltd.		5,801	17	—	(16)
EWP Bylong Pty., Ltd.		5,801	17	—	(16)
KOWEPO Lao International		3,704	1,301	1,936	526
KEPCO US Inc.		17,727	—	—	19
KEPCO Alamosa LLC		33,979	44	236	(247)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		65,543	50,638	4,657	(2)
KEPCO-LG CNS Mangilao Holdings LLC		25,264	26,234	—	(552)
Mangilao Investment LLC		25,264	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		25,129	143	—	(3)
Jeju Hanlim Offshore Wind Co., Ltd.		17,117	5	—	(42)
PT. Siborpa Eco Power		12,859	139	—	(1,291)
PT. Korea Energy Indonesia		694	36	—	(257)
KOLAT SpA		35,325	598	—	(579)
KEPCO California, LLC		42,572	—	—	(50)
KEPCO Mojave Holdings, LLC		107,670	66,196	—	(780)

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	55,011,096	29,252,816	9,415,751	854,346
Korea South-East Power Co., Ltd.		9,879,577	4,844,184	5,387,846	130,371
Korea Midland Power Co., Ltd.		9,893,822	6,148,173	4,167,009	104,591
Korea Western Power Co., Ltd.		9,660,426	5,739,534	4,199,079	110,939
Korea Southern Power Co., Ltd.		9,648,741	5,401,216	4,397,552	98,817
Korea East-West Power Co., Ltd.		8,855,518	4,204,187	4,644,330	217,599
KEPCO Engineering & Construction Company, Inc.		762,166	305,134	490,193	21,222
KEPCO Plant Service & Engineering Co., Ltd.		1,195,086	294,689	1,232,113	135,482
KEPCO Nuclear Fuel Co., Ltd.		792,187	421,088	279,664	4,557
KEPCO KDN Co., Ltd.		524,520	155,715	619,470	48,968
Garolim Tidal Power Plant Co., Ltd.		619	345	—	(12)
KEPCO International HongKong Ltd.		153,529	1	—	4,380
KEPCO International Philippines Inc.		102,323	886	—	47,201
KEPCO Gansu International Ltd.		11,567	493	—	(29)
KEPCO Philippines Holdings Inc.		127,922	2,621	—	43,218
KEPCO Philippines Corporation		6,293	114	—	2,098
KEPCO Ilijan Corporation		474,624	57,801	109,183	66,320
KEPCO Lebanon SARL		1,069	9,281	—	(219)
KEPCO Neimenggu International Ltd.		165,937	—	—	500
KEPCO Shanxi International Ltd.		497,990	193,309	—	3,796
KOMIPO Global Pte Ltd.		225,411	1,497	—	21,858
KEPCO Canada Energy Ltd.		132	22	—	(32)
KEPCO Netherlands B.V.		114,911	49	—	17,309
KOREA Imouraren Uranium Investment Corp.		151,278	131	—	1,490
KEPCO Australia Pty., Ltd.		466,654	569	—	(568)
KOSEP Australia Pty., Ltd.		27,076	333	12,096	1,601
KOMIPO Australia Pty., Ltd.		31,441	4,691	12,096	1,133
KOWEPO Australia Pty., Ltd.		31,586	4,691	12,096	1,232
KOSPO Australia Pty., Ltd.		29,472	4,221	12,096	(2,759)
KEPCO Middle East Holding Company		95,812	90,842	—	2,913
Qatrana Electric Power Company		460,206	327,401	18,892	23,310
KHNP Canada Energy, Ltd.		51,994	31	—	(92)
KEPCO Bylong Australia Pty., Ltd.		242,364	277,549	—	20,271
Korea Waterbury Uranium Limited Partnership		20,886	136	—	(59)
Korea Electric Power Nigeria Ltd.		238	76	2,164	29
KEPCO Holdings de Mexico		235	30	—	(20)
KST Electric Power Company		546,242	478,230	120,126	16,154
KEPCO Energy Service Company		1,793	451	6,773	976
KEPCO Netherlands S3 B.V.		46,642	53	—	2,382
PT. KOMIPO Pembangkitan Jawa Bali		11,261	4,769	20,956	4,666
PT. Cirebon Power Service		2,808	155	7,439	592
KOWEPO International Corporation		—	8	—	(2)
KOSPO Jordan LLC		24,077	13,594	7,331	953
EWP Philippines Corporation		1,708	836	—	(17)
EWP America Inc. (*1)		79,854	67,308	23,543	(9,737)
KNF Canada Energy Limited		1,884	31	—	(43)
PT KEPCO Resource Indonesia		491	—	—	(311)
EWP Barbados 1 SRL		235,096	450	—	(2,585)
Gyeonggi Green Energy Co., Ltd.		282,408	199,160	95,192	3,203
PT. Tanggamus Electric Power		179,317	160,144	34,281	4,640
Gyeongju Wind Power Co., Ltd.		112,279	82,124	7,219	2,400
KOMIPO America Inc.		10,505	521	—	2,071
KOSEP USA, INC.		184	9,065	—	26,997
PT. EWP Indonesia		2,035	23	—	1,916

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KEPCO Netherlands J3 B.V.		122,612	76	—	12,115
Korea Offshore Wind Power Co., Ltd.		190,195	1,985	—	(6,997)
Global One Pioneer B.V.		151	38	—	(80)
Global Energy Pioneer B.V.		309	41	—	(87)
Mira Power Limited		208,150	163,198	—	737
KOSEP Material Co., Ltd.	~~W~~	2,751	1,448	3,128	320
Commerce and Industry Energy Co., Ltd.		99,129	87,926	30,577	(749)
KEPCO Singapore Holdings Pte., Ltd.		3,265	4	—	(24)
KOWEPO India Private Limited		781	—	—	(46)
KEPCO KPS Philippines Corp.		6,636	235	6,840	555
KOSPO Chile SpA		133,570	50,109	—	1,066
PT. KOWEPO Sumsel Operation And Maintenance Services		1,350	279	7,651	659
HeeMang Sunlight Power Co., Ltd.		6,876	3,395	105	(229)
Fujeij Wind Power Company		165,636	156,099	—	8,836
KOSPO Youngnam Power Co.,Ltd.		412,785	333,302	68,973	939
HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2)		3,002	—	—	12
Chitose Solar Power Plant LLC		136,098	121,622	7,083	4,100
KEPCO Energy Solution Co. Ltd.		313,401	12,376	5,544	1,325
Solar School Plant Co., Ltd.		201,482	599	67	874
KOSPO Power Services Limitada		3,901	887	11,067	666
Energy New Industry Specialized Investment Private Investment Trust (*3)		506,207	2,118	—	52
KOEN Bylong Pty., Ltd.		5,875	—	—	—
KOMIPO Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Bylong Pty., Ltd.		5,875	—	—	—
KOSPO Bylong Pty., Ltd.		5,875	—	—	—
EWP Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Lao International		3,259	1,452	3,624	1,881
KEPCO US Inc.		16,913	—	—	—
KEPCO Alamosa LLC		33,144	492	—	(218)
Cogentrix Solar Services, LLC (*2)		84,458	53,116	8,958	(112)
KEPCO-LG CNS Mangilao Holdings LLC		24,131	24,395	—	(278)
Mangilao Investment LLC		24,131	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		24,002	134	—	(278)
Jeju Hanlim Offshore Wind Co., Ltd.		36	—	—	—
PT. Siborpa Eco Power		11,562	214	—	(518)

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)	Financial information of Cogentrix Solar Services, LLC includes that of two other subsidiaries, Solar Investments I, LLC and Cogentrix of Alamosa, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows:

In millions of won
June 30, 2018
Description	KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership	49.00%	49.00%	33.92%
Current assets	~~W~~177,064	629,309	261,600	1,301,573	2,369,546
Non-current assets	307,939	573,991	501,782	2,776,041	4,159,753
Current liabilities	(12,276)	(259,691)	(249,545)	(376,716)	(898,228)
Non-current liabilities	(42,038)	(45,733)	(65,072)	(2,100,358)	(2,253,201)
Net assets	430,689	897,876	448,765	1,600,540	3,377,870
Book value of non-controlling interest	211,037	439,959	152,221	665,564	1,468,781
Sales	49,006	588,590	171,920	459,146	1,268,662
Profit for the period	22,363	72,133	2,779	33,443	130,718
Profit for the period attributable to non-controlling interest	10,958	35,345	943	11,981	59,227
Cash flows from operating activities	36,924	33,693	79,246	50,136	199,999
Cash flows from investing activities	(9,039)	(9,447)	(31,214)	20,210	(29,490)
Cash flows from financing activities before dividends to non-controlling interest	(14,032)	(33,737)	(14,592)	(1,915)	(64,276)
Dividends to non-controlling interest	(13,482)	(32,412)	(2,840)	(9,734)	(58,468)
Effect of exchange rate fluctuation	3,372	127	141	6,222	9,862
Net increase (decrease) of cash and cash equivalents	3,743	(41,776)	30,741	64,919	57,627

In millions of won
December 31, 2017
Description	KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership	49.00%	49.00%	33.92%
Current assets	~~W~~160,588	623,934	257,529	1,269,175	2,311,226
Non-current assets	314,036	571,152	504,637	2,588,833	3,978,658
Current liabilities	(21,546)	(278,562)	(221,860)	(394,320)	(916,288)
Non-current liabilities	(36,255)	(16,127)	(83,274)	(2,014,925)	(2,150,581)
Net assets	416,823	900,397	457,032	1,448,763	3,223,015
Book value of non-controlling interest	204,243	441,194	155,025	612,245	1,412,707
Sales	109,183	1,232,113	490,193	719,087	2,550,576
Profit for the period	66,320	135,482	21,222	66,419	289,443
Profit for the period attributable to non-controlling interest	32,497	66,386	7,199	20,447	126,529
Cash flows from operating activities	123,534	129,801	62,578	60,021	375,934
Cash flows from investing activities	(5,276)	(193,408)	(8,622)	(409,353)	(616,659)
Cash flows from financing activities before dividends to non-controlling interest	(44,442)	(15,606)	(55,504)	339,432	223,880
Dividends to non-controlling interest	(48,855)	(14,994)	(1,419)	(20,840)	(86,108)
Effect of exchange rate fluctuation	(7,432)	(1,267)	(101)	(24,206)	(33,006)
Net increase (decrease) of cash and cash equivalents	17,529	(95,474)	(3,068)	(54,946)	(135,959)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii)	There are no changes in goodwill for the six-month period ended June 30, 2018 and for the year ended December 31, 2017.

(7)	Disposals of subsidiaries

The Company liquidated KEPCO Canada Energy Ltd , Cogentrix Solar Services, LLC and Solar Investments I, LLC during the six-month period ended June 30, 2018.

(i)	The fair value of proceeds from disposal as of June 30, 2018 is as follows:

In millions of won	June 30, 2018
Consideration received in cash	~~W~~	103
Net assets transferred due to dissolution		—

Total	~~W~~	103

(ii)	The carrying value of assets and liabilities of subsidiaries as at the date the Company lost its control during the six-month period ended June 30, 2018 is as follows:

In millions of won	June 30, 2018
Current assets
Cash and cash equivalents	~~W~~	117
Trade and other receivables		11
Current liabilities
Trade and other payables		(28)

	~~W~~	100

(iii)	Gain from disposals of subsidiaries for the six-month period ended June 30, 2018 is as follows:

In millions of won	June 30, 2018
Fair value of sale price	~~W~~	103
Net assets disposed		(100)
Non-controlling interests		—
Realization of unrealized gain		—
Other comprehensive income		—

Gain from disposals of subsidiaries (*1)	~~W~~	3

(*1)	Gain from disposals of subsidiaries is included in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Disposals of subsidiaries, continued

(iv)	Net cashflow from sales of subsidiaries for the six-month period ended June 30, 2018 is as follows:

In millions of won	June 30, 2018
Consideration received in cash	~~W~~	103
Less: cash held by disposed subsidiary		(117)

Net cash flow	~~W~~	(14)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won
June 30, 2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,754,743
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	22,695
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,590
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	6,023
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,686
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	120,287
Korea Power Exchange (*5)	Management of power market and others	KOREA	100.00%		127,839	254,298
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	212
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,200
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,073
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	4,270
Daeryun Power Co., Ltd. (*3, 9)	Power generation	KOREA	13.13%		25,477	22,476
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,376
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,159
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	54,330
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	668,055
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	105,664
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	32,019
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	493,286
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	115,710
Pioneer Gas Power Limited (*7)	Power generation	INDIA	38.50%		49,831	29,193
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		78,245	73,977
Hadong Mineral Fiber Co., Ltd. (*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*11)	Power generation	KOREA	8.80%		714	167
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*10)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	3,397
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	19,619
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,557
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,549
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	67,368
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	184
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		111,134	38,657
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,449
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,809
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	3,568
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	3,893
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	9,271
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,604	1,652
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,181
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	282
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	10,644

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won
June 30, 2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Korea Electric Power Corporation Fund (*12)	Developing electric enterprises	KOREA	98.09%		51,500	52,679
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	604
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	34
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	157
Nepal Water & Energy Development Company Private Limited (*14)	Construction and operation of utility plant	NEPAL	62.13%		33,577	31,480
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	1,564
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,084

					2,275,605	4,091,171

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	52.80%	~~W~~	11,355	227
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	61.53%		14,439	—
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	18,501
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55.00%		30	1,113
Waterbury Lake Uranium L.P.	Resources development	CANADA	35.76%		26,602	19,630
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	20,668
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,314
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,889
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	209,177
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	10,819
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	186,755
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	40,179
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	111,628
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,228
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	231,536
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,710
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,411
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	235,459
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	465
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,530
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,840
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	170,913
KAPES, Inc. (*6)	R&D	KOREA	51.00%		5,629	8,595
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	20,473
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,252
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	47,748
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,794
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A (*6)	Power generation	CHILE	65.00%		77,220	65,745
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	6,936
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	601
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	13,903
Daehan Wind Power PSC (*15)	Power generation	JORDAN	65.00%		2,484	1,514
Barakah One Company (*13)	Power generation	UAE	18.00%		118	5,321
Nawah Energy Company (*13)	Operation of utility plant	UAE	18.00%		296	275

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won
June 30, 2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	425
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	43,005
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,384
Chester Solar IV SpA (*6)	Power generation	CHILE	81.82%		1,700	682
Chester Solar V SpA (*6)	Power generation	CHILE	81.82%		525	69
Diego de Almagro Solar SpA (*6)	Power generation	CHILE	81.82%		2,091	1,332
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		14,592	14,641
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	17,460
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	52,208
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	37,477
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	37,615
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,428
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,912
Laurel SpA (*6)	Power generation	CHILE	81.82%		1,222	782
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*3)	Power generation	AUSTRALIA	12.37%		4,095	4,141

					1,549,452	1,706,710

				~~W~~	3,825,057	5,797,881

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2018 and December 31, 2017 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)

The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)

The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.
(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*8)

As of June 30, 2018, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*9)	The effective percentage of ownership is 19.45% considering stock purchase options.
(*10)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*11)

The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(*12)

The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*13)

The effective percentage of ownership is less than 20% but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity

(*14)

The effective percentage of ownership is more than 50% but the Company does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*15)

The effective percentage of ownership is more than 50% but according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entity is classified as a joint venture.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,618,868
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	21,838
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,606
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	8,337
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	13,855
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	114,806
Korea Power Exchange (*5)	Management of power market and others	KOREA	100.00%		127,839	237,631
AMEC Partners Korea Ltd. (*3)	Resources development	KOREA	19.00%		707	215
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,319
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,089
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	4,136
Daeryun Power Co., Ltd. (*3, 9)	Power generation	KOREA	13.13%		25,477	25,113
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,515
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,218
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	52,283
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	649,973
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	97,410
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,403
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	451,831
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	116,945
Pioneer Gas Power Limited (*7)	Power generation	INDIA	38.50%		49,831	38,659
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		71,481	61,779
Hadong Mineral Fiber Co., Ltd. (*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd. (*11, 14)	Power generation	KOREA	8.80%		714	208
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd. (*10)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	2,067
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	20,598
Goseong Green Energy Co., Ltd. (*2)	Power generation	KOREA	1.12%		2,900	2,597
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,583
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		43,920	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	187
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		111,134	53,233
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,476
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,718
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	3,763
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	3,659
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.) (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,604	1,749
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,370
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	383
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	8,560
Korea Electric Power Corporation Fund (*12)	Developing electric enterprises	KOREA	98.09%		51,500	47,974
Energy Infra Asset Management Co., Ltd. (*3)	Asset management	KOREA	9.90%		297	476
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	11
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	194
Nepal Water & Energy Development Company Private Limited (*15)	Construction and operation of utility plant	NEPAL	62.13%		33,577	30,498

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%	~~W~~	2,000	1,772
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,250

					2,240,761	3,837,421

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	52.80%		11,355	258
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	61.53%		14,439	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,262
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	15,675
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55.00%		30	663
Waterbury Lake Uranium L.P.	Resources development	CANADA	35.76%		26,602	19,781
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,202
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,375
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,918
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	217,094
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	10,840
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	11,060
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	99,356
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,987
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	221,153
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	6,703
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,346
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	220,727
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	577
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,463
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,969
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	145,676
KAPES, Inc. (*6)	R&D	KOREA	51.00%		5,629	7,476
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	57,928
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,302
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	48,118
Yeonggwangbaeksu Wind Power Co., Ltd. (*3)	Power generation	KOREA	15.00%		3,000	2,734
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50.00%		2,781	183
Kelar S.A (*6)	Power generation	CHILE	65.00%		77,220	67,233
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,776
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	619
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	13,786
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	—
Barakah One Company (*13)	Power generation	UAE	18.00%		118	626
Nawah Energy Company (*13)	Operation of utility plant	UAE	18.00%		296	258
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	391
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	42,391
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,294
Chester Solar IV SpA (*6)	Power generation	CHILE	81.82%		1,700	1,700
Chester Solar V SpA (*6)	Power generation	CHILE	81.82%		525	525
Diego de Almagro Solar SpA (*6)	Power generation	CHILE	81.82%		2,091	2,091
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		7,090	6,704

					1,469,978	1,493,275

				~~W~~	3,710,739	5,330,696

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2018 and December 31, 2017 are as follows, continued:

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.
(*2)

The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*4)

The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)

The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)	According to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.
(*8)

As of December 31, 2017, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*9)	The effective percentage of ownership is 19.45% considering stock purchase options.
(*10)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.
(*11)

The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(*12)

The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*13)

The effective percentage of ownership is less than 20% but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity

(*14)	The percentage of ownership decreased since the Company did not participate in the capital increase of Green Biomass Co., Ltd. during the period.
(*15)

The effective percentage of ownership is more than 50% but the Company does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won
Investees	June 30, 2018		December 31, 2017
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	33,184	38,667
Korea Gas Corporation		1,213,380	804,195
YTN Co., Ltd.		19,710	18,855
SPC Power Corporation		69,379	72,616
PT. Bayan Resources TBK		754,332	558,267

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows :

In millions of won
June 30, 2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,618,868	—	—	—	137,729	(2,055)	201	1,754,743
Korea Electric Power Industrial Development Co., Ltd.		21,838	—	—	(1,872)	3,065	45	(381)	22,695
YTN Co., Ltd.		40,606	—	—	(180)	166	(199)	197	40,590
Cheongna Energy Co., Ltd.		8,337	—	—	—	(2,314)	—	—	6,023
Gangwon Wind Power Co., Ltd.		13,855	—	—	(2,272)	1,103	—	—	12,686
Hyundai Green Power Co., Ltd.		114,806	—	—	(8,888)	14,369	—	—	120,287
Korea Power Exchange		237,631	—	—	—	11,795	—	4,872	254,298
AMEC Partners Korea Ltd.		215	—	—	—	(3)	—	—	212
Hyundai Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,319	—	—	(196)	77	—	—	5,200
Taeback Guinemi Wind Power Co., Ltd.		3,089	—	—	—	(16)	—	—	3,073
Pyeongchang Wind Power Co., Ltd.		4,136	—	—	—	134	—	—	4,270
Daeryun Power Co., Ltd.		25,113	—	—	—	(2,637)	—	—	22,476
Changjuk Wind Power Co., Ltd.		7,515	—	—	(416)	277	—	—	7,376
KNH Solar Co., Ltd.		2,218	—	—	—	(59)	—	—	2,159
SPC Power Corporation		52,283	—	—	(4,727)	1,856	4,907	11	54,330
Gemeng International Energy Co., Ltd.		649,973	—	—	—	1,504	16,578	—	668,055
PT. Cirebon Electric Power		97,410	—	—	(2,825)	4,669	1,685	4,725	105,664
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	2,658	(505)	(2,153)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	2,386	(445)	(1,941)	—
PT Wampu Electric Power		29,403	—	—	—	1,185	1,431	—	32,019
PT. Bayan Resources TBK		451,831	—	—	(33,651)	49,983	25,123	—	493,286
S-Power Co., Ltd.		116,945	—	—	—	(1,235)	—	—	115,710
Pioneer Gas Power Limited		38,659	—	—	—	(9,101)	(365)	—	29,193
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		61,779	6,764	—	—	2,104	3,330	—	73,977
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		208	—	—	—	(41)	—	—	167
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		2,067	—	—	—	1,067	—	263	3,397
Naepo Green Energy Co., Ltd.		20,598	—	—	—	(979)	—	—	19,619
Goseong Green Energy Co., Ltd.		2,597	—	—	—	(40)	—	—	2,557
Gangneung Eco Power Co., Ltd.		2,583	—	—	—	(34)	—	—	2,549
Shin Pyeongtaek Power Co., Ltd.		34,903	28,080	—	—	(2,325)	3,105	3,605	67,368
Heang Bok Do Si Photovoltaic Power Co., Ltd.		187	—	—	—	(3)	—	—	184
Dongducheon Dream Power Co., Ltd.		53,233	—	—	—	(14,576)	—	—	38,657
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,476	—	—	—	(27)	—	—	3,449
Daegu Photovoltaic Co., Ltd.		1,718	—	—	(128)	219	—	—	1,809
Jeongam Wind Power Co., Ltd.		3,763	—	—	—	(195)	—	—	3,568
Korea Power Engineering Service Co., Ltd.		3,659	—	—	(218)	452	—	—	3,893
Busan Green Energy Co., Ltd.		7,363	—	—	—	1,765	—	143	9,271
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,749	—	—	—	(97)	—	—	1,652
Ulleungdo Natural Energy Co., Ltd.		6,370	—	—	—	(189)	—	—	6,181
Korea Nuclear Partners Co., Ltd.		383	—	—	—	(101)	—	—	282
Tamra Offshore Wind Power Co., Ltd.		8,560	—	—	—	2,084	—	—	10,644

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows, continued:

In millions of won
June 30, 2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Korea Electric Power Corporation Fund	~~W~~	47,974	—	—	—	(1,190)	5,895	—	52,679
Energy Infra Asset Management Co., Ltd.		476	—	—	—	128	—	—	604
Daegu clean Energy Co., Ltd.		11	—	—	—	23	—	—	34
YaksuESS Co., Ltd		194	—	—	—	(37)	—	—	157
Nepal Water & Energy Development Company Private Limited		30,498	—	—	—	(341)	1,323	—	31,480
Gwangyang Green Energy Co., Ltd.		1,772	—	—	—	(208)	—	—	1,564
PND solar., Ltd		1,250	—	—	—	(166)	—	—	1,084

		3,837,421	34,844	—	(55,373)	204,884	59,853	9,542	4,091,171

<Joint ventures>
KEPCO-Uhde Inc.		258	—	—	—	(31)	—	—	227
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd. (*3)		27,262	—	—	—	743	1,009	(29,014)	—
Shuweihat Asia Power Investment B.V.		15,675	—	—	(388)	2,016	1,198	—	18,501
Shuweihat Asia Operation & Maintenance Company		663	—	—	—	402	48	—	1,113
Waterbury Lake Uranium L.P.		19,781	—	—	—	(8)	(143)	—	19,630
ASM-BG Investicii AD		21,202	—	—	(1,039)	1,228	(723)	—	20,668
RES Technology AD		14,375	—	—	—	706	233	—	15,314
KV Holdings, Inc.		1,918	—	—	(484)	519	(64)	—	1,889
KEPCO SPC Power Corporation		217,094	—	—	(21,998)	23,691	(9,606)	(4)	209,177
Gansu Datang Yumen Wind Power Co., Ltd.		10,840	—	—	—	(402)	381	—	10,819
Datang Chifeng Renewable Power Co., Ltd.		171,055	—	—	—	9,652	6,048	—	186,755
Datang KEPCO Chaoyang Renewable Power Co., Ltd. (*3)		11,060	—	—	—	(276)	381	29,014	40,179
Rabigh Electricity Company		99,356	—	—	(16,151)	4,445	23,978	—	111,628
Rabigh Operation & Maintenance Company Limited		3,987	—	—	(1,147)	1,309	79	—	4,228
Jamaica Public Service Company Limited		221,153	—	—	—	—	10,383	—	231,536
KW Nuclear Components Co., Ltd.		6,703	—	—	(208)	1,215	—	—	7,710
Busan Shinho Solar Power Co., Ltd.		4,346	—	—	(340)	405	—	—	4,411
GS Donghae Electric Power Co., Ltd.		220,727	—	—	—	14,732	—	—	235,459
Global Trade Of Power System Co., Ltd.		577	—	—	—	(112)	—	—	465
Expressway Solar-light Power Generation Co., Ltd.		2,463	—	—	—	67	—	—	2,530
KODE NOVUS I LLC (*1)		—	—	—	—	—	—	—	—
KODE NOVUS II LLC (*2)		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		2,969	—	—	—	(129)	—	—	2,840
Amman Asia Electric Power Company		145,676	—	—	—	9,410	15,827	—	170,913
KAPES, Inc.		7,476	—	—	—	1,260	—	(141)	8,595
Dangjin Eco Power Co., Ltd.		57,928	—	—	—	(37,455)	(65)	65	20,473
Honam Wind Power Co., Ltd.		4,302	—	—	(348)	298	—	—	4,252
Chun-cheon Energy Co., Ltd.		48,118	—	—	—	(370)	—	—	47,748

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows, continued:

In millions of won
June 30, 2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Yeonggwangbaeksu Wind Power Co., Ltd.	~~W~~	2,734	—	—	—	60	—	—	2,794
Nghi Son 2 Power Ltd.		183	—	—	—	(186)	3	—	—
Kelar S.A		67,233	—	—	—	3,616	(8,068)	2,964	65,745
PT. Tanjung Power Indonesia		1,776	—	—	—	1,619	3,541	—	6,936
Incheon New Power Co., Ltd.		619	—	—	(41)	23	—	—	601
Seokmun Energy Co., Ltd.		13,786	—	—	—	117	—	—	13,903
Daehan Wind Power PSC		—	1,581	—	—	(688)	3	618	1,514
Barakah One Company		626	—	—	—	2,714	1,981	—	5,321
Nawah Energy Company		258	—	—	—	4	13	—	275
MOMENTUM		391	—	—	—	41	(7)	—	425
Daegu Green Power Co., Ltd.		42,391	—	—	—	614	—	—	43,005
Yeonggwang Wind Power Co., Ltd.		15,294	—	—	—	90	—	—	15,384
Chester Solar IV SpA		1,700	—	—	—	(902)	(27)	(89)	682
Chester Solar V SpA		525	—	—	—	(426)	3	(33)	69
Diego de Almagro Solar SpA		2,091	—	—	—	(583)	(58)	(118)	1,332
South Jamaica Power Company Limited		6,704	7,502	—	—	(70)	505	—	14,641
Daesan Green Energy Co., Ltd.		—	17,850	—	—	(390)	—	—	17,460
RE Holiday Holdings LLC		—	42,948	—	(112)	9,372	—	—	52,208
RE Pioneer Holdings LLC		—	27,891	—	(542)	10,128	—	—	37,477
RE Barren Ridge 1 Holdings LLC		—	28,021	—	(984)	10,674	(96)	—	37,615
RE Astoria 2 LandCo LLC		—	5,188	—	(421)	661	—	—	5,428
RE Barren Ridge LandCo LLC		—	2,187	—	(168)	(107)	—	—	1,912
Laurel SpA		—	1,222	—	—	(447)	(30)	37	782
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		—	4,095	—	—	(6)	52	—	4,141

		1,493,275	138,485	—	(44,371)	69,243	46,779	3,299	1,706,710

	~~W~~	5,330,696	173,329	—	(99,744)	274,127	106,632	12,841	5,797,881

(*1)

The Company reclassified its shares of KODE NOVUS I LLC to available-for-sale financial assets during the six-month period ended June 30, 2018 due to non-participation of capital increase that resulted in loss of significant influence.

(*2)	The Company sold all of its shares of KODE NOVUS II LLC during the six-month period ended June 30, 2018.
(*3)	Datang Chaoyang Renewable Power Co., Ltd. was merged with Datang KEPCO Chaoyang Renewable Power Co., Ltd. during the six-month period ended June 30, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,933,877	—	—	—	(242,232)	(72,648)	(129)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		20,475	—	—	(2,061)	3,428	102	(106)	21,838
YTN Co., Ltd.		38,156	—	—	(135)	1,095	929	561	40,606
Cheongna Energy Co., Ltd.		12,373	—	—	—	(4,036)	—	—	8,337
Gangwon Wind Power Co., Ltd.		13,069	—	—	(852)	1,638	—	—	13,855
Hyundai Green Power Co., Ltd.		115,998	—	—	(8,889)	7,697	—	—	114,806
Korea Power Exchange		223,238	—	—	—	8,831	—	5,562	237,631
AMEC Partners Korea Ltd.		225	—	—	—	(10)	—	—	215
Hyundai Energy Co., Ltd.		1,031	—	—	—	(3,498)	—	2,467	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,750	—	—	—	569	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		3,131	—	—	—	(42)	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		3,383	—	—	—	753	—	—	4,136
Daeryun Power Co., Ltd.		29,873	—	—	—	(4,762)	—	2	25,113
Changjuk Wind Power Co., Ltd.		6,930	—	—	(111)	696	—	—	7,515
KNH Solar Co., Ltd.		2,073	—	—	—	145	—	—	2,218
SPC Power Corporation		56,818	—	—	(5,562)	4,310	(3,276)	(7)	52,283
Gemeng International Energy Co., Ltd.		680,065	—	—	(13,365)	6,953	(23,680)	—	649,973
PT. Cirebon Electric Power		96,658	—	—	(550)	10,685	2,232	(11,615)	97,410
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,914)	1,536	378	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,712)	1,407	305	—
PT Wampu Electric Power		23,188	—	—	—	9,336	—	(3,121)	29,403
PT. Bayan Resources TBK		402,667	—	—	—	34,122	14,982	60	451,831
S-Power Co., Ltd.		123,912	—	—	—	(6,982)	—	15	116,945
Pioneer Gas Power Limited		50,740	—	—	—	(11,119)	(1,238)	276	38,659
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		51,544	22,362	—	—	(4,264)	(7,863)	—	61,779
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	(31)	—	31	—
Green Biomass Co., Ltd.		47	—	—	—	(112)	—	273	208
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		1,217	—	—	—	850	—	—	2,067
Naepo Green Energy Co., Ltd. (*2)		25,438	—	—	—	(1,400)	—	(3,440)	20,598
Goseong Green Energy Co., Ltd.		2,663	—	—	—	(66)	—	—	2,597
Gangneung Eco Power Co., Ltd.		2,646	—	—	—	(63)	—	—	2,583
Shin Pyeongtaek Power Co., Ltd.		—	43,880	—	—	(10,998)	(3,617)	5,638	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		181	—	—	—	6	—	—	187
DS POWER Co., Ltd. (*4)		7,190	—	—	—	(1,321)	—	(5,869)	—
Dongducheon Dream Power Co., Ltd. (*1,3)		46,876	—	—	—	(10,980)	—	17,337	53,233
KS Solar Co., Ltd.		604	—	(613)	—	—	9	—	—
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,525	—	—	—	(49)	—	—	3,476
Daegu Photovoltaic Co., Ltd.		1,700	—	—	(349)	367	—	—	1,718
Jeongam Wind Power Co., Ltd.		4,000	—	—	—	(237)	—	—	3,763
Korea Power Engineering Service Co., Ltd.		2,810	—	—	(191)	1,030	—	10	3,659
Busan Green Energy Co., Ltd.		13,803	—	(9,320)	—	2,884	—	(4)	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,103	1,008	—	—	(362)	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		6,894	—	—	—	(524)	—	—	6,370
Korea Nuclear Partners Co., Ltd.		248	—	—	—	135	—	—	383
Tamra Offshore Wind Power Co., Ltd.		7,015	—	—	—	1,545	—	—	8,560

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
Korea Electric Power Corporation Fund	~~W~~	50,856	—	—	—	(2,171)	(711)	—	47,974
Energy Infra Asset Management Co., Ltd.		259	—	—	—	217	—	—	476
Daegu clean Energy Co., Ltd.		140	—	—	—	(129)	—	—	11
YaksuESS Co., Ltd		196	—	—	—	(2)	—	—	194
Nepal Water & Energy Development Company Private Limited		18,667	15,009	—	—	(677)	(2,501)	—	30,498
Gwangyang Green Energy Co., Ltd.		—	2,000	—	—	(228)	—	—	1,772
PND solar., Ltd		—	1,250	—	—	—	—	—	1,250

		4,092,252	85,509	(9,933)	(32,065)	(212,629)	(94,337)	8,624	3,837,421

<Joint ventures>
KEPCO-Uhde Inc.		301	—	—	—	(43)	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,239	—	—	(839)	840	(978)	—	27,262
Shuweihat Asia Power Investment B.V.		—	—	—	(1,707)	4,275	12,457	650	15,675
Shuweihat Asia Operation & Maintenance Company		450	—	—	(770)	1,055	(172)	100	663
Waterbury Lake Uranium L.P.		21,314	—	—	—	(23)	(949)	(561)	19,781
ASM-BG Investicii AD		21,488	—	—	(946)	(150)	810	—	21,202
RES Technology AD		13,582	—	—	—	1,053	(260)	—	14,375
KV Holdings, Inc.		2,098	—	—	—	61	(241)	—	1,918
KEPCO SPC Power Corporation		245,367	—	—	(37,443)	42,359	(33,230)	41	217,094
Canada Korea Uranium Limited partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		12,821	—	—	—	(1,299)	(682)	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		166,535	—	—	—	14,079	(9,559)	—	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,843	—	—	—	837	(620)	—	11,060
Rabigh Electricity Company		97,802	—	—	(18,112)	35,769	(15,227)	(876)	99,356
Rabigh Operation & Maintenance Company Limited		4,427	—	—	(2,130)	2,236	(546)	—	3,987
Jamaica Public Service Company Limited		249,453	—	—	—	—	(28,300)	—	221,153
KW Nuclear Components Co., Ltd.		7,133	—	—	(208)	(222)	—	—	6,703
Busan Shinho Solar Power Co., Ltd.		3,814	—	—	(63)	595	—	—	4,346
GS Donghae Electric Power Co., Ltd.		205,948	—	—	—	14,714	—	65	220,727
Global Trade Of Power System Co., Ltd.		477	—	—	—	100	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		2,343	—	—	—	120	—	—	2,463
KODE NOVUS I LLC		—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		3,015	200	—	—	(246)	—	—	2,969
Amman Asia Electric Power Company		153,857	—	—	(12,213)	19,957	(15,925)	—	145,676
KAPES, Inc.		4,758	—	—	—	2,752	—	(34)	7,476
Dangjin Eco Power Co., Ltd.		53,253	5,440	—	—	(752)	(3)	(10)	57,928
Honam Wind Power Co., Ltd.		4,451	—	—	(487)	338	—	—	4,302
Chun-cheon Energy Co., Ltd.		50,592	—	—	—	(2,474)	—	—	48,118

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
Yeonggwangbaeksu Wind Power Co., Ltd.	~~W~~	2,689	—	—	—	45	—	—	2,734
Nghi Son 2 Power Ltd.		229	993	—	—	(1,039)	—	—	183
Kelar S.A		—	73,040	—	—	(633)	(5,175)	1	67,233
PT. Tanjung Power Indonesia		1,946	—	—	—	2,112	(2,281)	(1)	1,776
Incheon New Power Co., Ltd.		563	—	—	—	56	—	—	619
Seokmun Energy Co., Ltd.		391	14,790	—	—	(1,219)	(176)	—	13,786
Daehan Wind Power PSC		16	—	—	—	(40)	22	2	—
Barakah One Company		116	—	—	—	570	(60)	—	626
Nawah Energy Company		290	—	—	—	(5)	(27)	—	258
MOMENTUM		67	—	—	—	321	3	—	391
Daegu Green Power Co., Ltd.		47,528	—	—	—	(5,133)	—	(4)	42,391
Yeonggwang Wind Power Co., Ltd.		—	15,375	—	—	(25)	(56)	—	15,294
Chester Solar IV SpA		—	1,700	—	—	—	—	—	1,700
Chester Solar V SpA		—	525	—	—	—	—	—	525
Diego de Almagro Solar SpA		—	2,091	—	—	—	—	—	2,091
South Jamaica Power Company Limited		—	7,090	—	—	—	—	(386)	6,704

		1,418,196	121,244	—	(74,918)	130,941	(101,175)	(1,013)	1,493,275

	~~W~~	5,510,448	206,753	(9,933)	(106,983)	(81,688)	(195,512)	7,611	5,330,696

(*1)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~23,798 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2017.

(*2)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ~~W~~3,440 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2017.

(*3)	‘Others’ include ~~W~~41,170 million of assets held-for-sale (note 41).
(*4)	‘Others’ include ~~W~~4,438 million of assets held-for-sale (note 41), and also include ~~W~~1,439 million of available-for-sale financial assets which is reclassified due to loss of significant influence.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows:

In millions of won
June 30, 2018
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*1)	~~W~~	37,286,342	28,519,097	13,828,064	640,539
Korea Electric Power Industrial Development Co., Ltd.		157,945	79,686	164,017	13,351
YTN Co., Ltd.		282,763	93,302	58,887	(156)
Cheongna Energy Co., Ltd.		431,228	423,081	37,249	(5,277)
Gangwon Wind Power Co., Ltd.		87,547	3,297	15,089	7,368
Hyundai Green Power Co., Ltd.		1,236,350	821,569	234,762	43,225
Korea Power Exchange		282,986	28,688	53,376	11,795
AMEC Partners Korea Ltd.		1,117	2	—	(9)
Hyundai Energy Co., Ltd.		488,452	517,857	54,135	(6,584)
Ecollite Co., Ltd.		2,009	324	—	(16)
Taebaek Wind Power Co., Ltd.		39,368	16,942	4,153	1,934
Taeback Guinemi Wind Power Co., Ltd.		12,360	67	—	(64)
Pyeongchang Wind Power Co., Ltd.		80,260	61,802	4,966	1,032
Daeryun Power Co., Ltd.		770,238	659,910	89,984	(13,601)
Changjuk Wind Power Co., Ltd.		35,368	9,532	4,079	2,173
KNH Solar Co., Ltd.		23,241	15,083	1,535	(60)
SPC Power Corporation		226,896	26,149	22,939	19,805
Gemeng International Energy Co., Ltd.		6,556,753	4,591,885	883,588	39,164
PT. Cirebon Electric Power		898,806	514,573	137,765	16,018
KNOC Nigerian East Oil Co., Ltd.		79,315	152,433	—	(108)
KNOC Nigerian West Oil Co., Ltd.		70,939	138,073	—	(94)
PT Wampu Electric Power		225,877	156,270	12,450	6,232
PT. Bayan Resources TBK		1,145,569	422,129	720,030	225,518
S-Power Co., Ltd.		821,112	581,334	250,988	(3,847)
Pioneer Gas Power Limited		323,866	306,080	—	(23,641)
Eurasia Energy Holdings		574	1,024	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		978,712	678,971	—	8,773
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
Green Biomass Co., Ltd.		5,537	3,643	715	(467)
PT. Mutiara Jawa		27,961	28,990	8,290	1,643
Samcheok Eco Materials Co., Ltd.		25,412	2,833	418	(726)
Noeul Green Energy Co., Ltd.		131,629	119,916	23,844	3,523
Naepo Green Energy Co., Ltd.		117,034	69,953	3,710	(2,349)
Goseong Green Energy Co., Ltd.		1,636,574	1,400,251	—	(3,246)
Gangneung Eco Power Co., Ltd.		656,159	491,861	—	(2,212)
Shin Pyeongtaek Power Co., Ltd.		435,702	278,174	—	(2,175)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,669	2,018	189	(11)
Dongducheon Dream Power Co., Ltd.		1,510,743	1,345,317	408,777	(25,063)
Jinbhuvish Power Generation Pvt. Ltd.		64,348	13,289	—	—
SE Green Energy Co., Ltd.		7,221	—	—	(57)
Daegu Photovoltaic Co., Ltd.		16,913	10,674	1,944	979
Jeongam Wind Power Co., Ltd.		91,908	82,989	—	(400)
Korea Power Engineering Service Co., Ltd.		14,258	834	8,576	1,560
Busan Green Energy Co., Ltd.		194,779	162,810	33,614	6,085
Gunsan Bio Energy Co., Ltd.		8,991	18,371	—	(2,129)
Korea Electric Vehicle Charging Service		13,215	7,314	3,790	(344)
Ulleungdo Natural Energy Co., Ltd.		22,587	1,877	—	(631)
Korea Nuclear Partners Co., Ltd.		993	22	60	(338)
Tamra Offshore Wind Power Co., Ltd.		171,933	132,511	11,852	4,977
Korea Electric Power Corporation Fund		53,972	270	210	(1,347)
Energy Infra Asset Management Co., Ltd.		6,292	192	2,882	1,575
Daegu clean Energy Co., Ltd.		435	312	—	(129)
YaksuESS Co., Ltd		6,741	6,204	517	216
Nepal Water & Energy Development Company Private Limited		55,125	7,076	—	(540)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows, continued:

In millions of won
June 30, 2018
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Gwangyang Green Energy Co., Ltd.	~~W~~	28,168	20,434	—	(1,038)
PND solar., Ltd		37,180	33,974	—	(575)
<Joint ventures>
KEPCO-Uhde Inc.		455	8	18	(60)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Shuweihat Asia Power Investment B.V.		37,756	—	—	(137)
Shuweihat Asia Operation & Maintenance Company		2,041	16	1,050	730
Waterbury Lake Uranium L.P.		56,876	43	—	—
ASM-BG Investicii AD		87,153	45,817	6,684	2,390
RES Technology AD		72,307	41,679	4,627	1,357
KV Holdings, Inc.		4,722	—	6	625
KEPCO SPC Power Corporation		306,418	28,256	89,146	31,328
Gansu Datang Yumen Wind Power Co., Ltd.		82,400	55,352	3,947	(1,004)
Datang Chifeng Renewable Power Co., Ltd.		782,816	315,807	62,963	24,271
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		137,494	35,981	4,476	727
Rabigh Electricity Company		2,497,649	2,038,851	124,767	16,639
Rabigh Operation & Maintenance Company Limited		21,839	11,268	13,702	3,676
Jamaica Public Service Company Limited		1,358,766	796,080	460,988	9,452
KW Nuclear Components Co., Ltd.		25,107	7,581	6,031	2,517
Busan Shinho Solar Power Co., Ltd.		46,167	28,521	4,110	1,619
GS Donghae Electric Power Co., Ltd.		2,246,149	1,553,622	389,106	43,300
Global Trade Of Power System Co., Ltd.		2,048	446	220	(308)
Expressway Solar-light Power Generation Co., Ltd.		18,488	9,765	1,392	187
Daejung Offshore Wind Power Co., Ltd.		6,329	637	—	(247)
Amman Asia Electric Power Company		798,285	513,284	10,857	15,683
KAPES, Inc.		83,484	66,630	39,426	3,882
Dangjin Eco Power Co., Ltd.		53,039	526	—	(110,063)
Honam Wind Power Co., Ltd.		40,994	26,440	3,374	1,029
Chun-cheon Energy Co., Ltd.		676,111	516,429	174,479	(1,597)
Yeonggwangbaeksu Wind Power Co., Ltd.		101,705	83,115	5,658	406
Nghi Son 2 Power Ltd.		7,967	11,190	—	(3,412)
Kelar S.A		635,418	538,251	42,780	5,751
PT. Tanjung Power Indonesia		469,847	450,031	60,243	4,704
Incheon New Power Co., Ltd.		6,919	4,846	1,442	80
Seokmun Energy Co., Ltd.		247,859	199,918	20,068	404
Daehan Wind Power PSC		2,172	229	—	(553)
Barakah One Company		20,244,071	20,214,509	—	13,718
Nawah Energy Company		1,527	—	—	—
MOMENTUM		6,313	5,038	6,906	59
Daegu Green Power Co., Ltd.		596,521	522,696	158,813	2,119
Yeonggwang Wind Power Co., Ltd.		227,959	190,999	—	51
Chester Solar IV SpA		14,958	14,124	771	(1,209)
Chester Solar V SpA		4,281	4,284	70	(521)
Diego de Almagro Solar SpA		16,489	14,861	—	(814)
South Jamaica Power Company Limited		257,396	184,190	—	(361)
Daesan Green Energy Co., Ltd.		49,886	—	—	(1,114)
RE Holiday Holdings LLC		343,870	239,454	2,144	3,863
RE Pioneer Holdings LLC		256,651	181,698	2,803	3,549
RE Barren Ridge 1 Holdings LLC		220,716	145,485	2,579	1,941
RE Astoria 2 Land Co LLC		11,065	210	202	168
RE Barren Ridge Land Co LLC		3,909	84	81	65
Laurel SpA		5,543	4,730	—	(546)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,418	13	—	(81)

(*1)	The profit for the six-month period ended June 30, 2018 is net of net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	37,139,439	28,999,025	22,172,305	(1,205,110)
Korea Electric Power Industrial Development Co., Ltd.		155,033	79,730	334,547	16,126
YTN Co., Ltd.		298,122	108,554	131,080	3,638
Cheongna Energy Co., Ltd.		461,958	448,535	56,533	(9,203)
Gangwon Wind Power Co., Ltd.		94,281	2,243	25,963	11,121
Hyundai Green Power Co., Ltd.		1,150,729	754,846	477,373	26,543
Korea Power Exchange		263,499	25,868	105,107	8,831
AMEC Partners Korea Ltd.		1,135	4	1	(53)
Hyundai Energy Co., Ltd.		474,939	511,486	92,992	(43,317)
Ecollite Co., Ltd.		2,052	352	—	(121)
Taebaek Wind Power Co., Ltd.		39,227	17,953	7,056	2,312
Taeback Guinemi Wind Power Co., Ltd.		12,369	12	—	(140)
Pyeongchang Wind Power Co., Ltd.		77,152	60,606	11,907	3,038
Daeryun Power Co., Ltd.		779,258	655,377	156,508	(23,978)
Changjuk Wind Power Co., Ltd.		35,794	10,745	6,981	2,317
KNH Solar Co., Ltd.		24,432	16,215	3,947	628
SPC Power Corporation		137,586	—	68,149	37,395
Gemeng International Energy Co., Ltd.		6,496,294	4,584,608	1,334,833	21,769
PT. Cirebon Electric Power		903,429	549,212	280,452	38,448
KNOC Nigerian East Oil Co., Ltd.		241,808	329,639	—	(10,754)
KNOC Nigerian West Oil Co., Ltd.		147,185	227,588	—	(9,768)
PT Wampu Electric Power		212,095	148,177	779	8,114
PT. Bayan Resources TBK		908,106	556,881	811,515	243,621
S-Power Co., Ltd.		859,633	617,224	489,042	(14,470)
Pioneer Gas Power Limited		339,271	296,898	8,215	(27,796)
Eurasia Energy Holdings		548	978	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		858,789	607,462	—	(16,677)
Hadong Mineral Fiber Co., Ltd.		203	231	—	(260)
Green Biomass Co., Ltd.		6,379	4,018	2,337	(956)
PT. Mutiara Jawa		27,098	29,670	13,574	3,455
Samcheok Eco Materials Co., Ltd.		23,729	270	15	(541)
Noeul Green Energy Co., Ltd.		127,980	120,852	43,099	2,932
Naepo Green Energy Co., Ltd.		121,375	71,945	5,696	(5,603)
Goseong Green Energy Co., Ltd.		1,081,238	841,330	—	(5,811)
Gangneung Eco Power Co., Ltd.		186,765	20,344	—	(3,407)
Shin Pyeongtaek Power Co., Ltd.		175,870	90,662	—	(4,585)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,782	2,120	451	22
Dongducheon Dream Power Co., Ltd.		1,575,175	1,365,845	813,440	(33,740)
Jinbhuvish Power Generation Pvt. Ltd.		66,047	13,640	—	—
SE Green Energy Co., Ltd.		7,278	—	—	(103)
Daegu Photovoltaic Co., Ltd.		17,262	11,339	3,714	1,263
Jeongam Wind Power Co., Ltd.		67,427	58,019	—	(580)
Korea Power Engineering Service Co., Ltd.		15,738	3,121	22,283	3,783
Busan Green Energy Co., Ltd.		193,253	167,864	34,280	9,946
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		9,648	16,462	—	(6,109)
Korea Electric Vehicle Charging Service		14,650	8,404	8,399	(1,295)
Ulleungdo Natural Energy Co., Ltd.		25,842	4,501	—	(1,758)
Korea Nuclear Partners Co., Ltd.		2,033	711	1,345	465
Tamra Offshore Wind Power Co., Ltd.		163,740	132,036	4,392	(191)
Korea Electric Power Corporation Fund		49,170	265	666	(2,213)
Energy Infra Asset Management Co., Ltd.		5,240	431	5,807	2,203
Daegu clean Energy Co., Ltd.		252	212	—	(460)
YaksuESS Co., Ltd		7,105	6,437	381	(6)
Nepal Water & Energy Development Company Private Limited		58,121	11,670	—	(968)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
Gwangyang Green Energy Co., Ltd.	~~W~~	20,165	11,393	—	(1,139)
PND solar., Ltd		10,508	6,729	—	(406)
<Joint ventures>
KEPCO-Uhde Inc.		515	7	—	(86)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		138,463	70,309	17,776	2,149
Shuweihat Asia Power Investment B.V.		32,001	10	—	(170)
Shuweihat Asia Operation & Maintenance Company		1,220	14	2,580	1,918
Waterbury Lake Uranium L.P.		55,563	250	—	—
ASM-BG Investicii AD		87,110	44,706	12,611	(262)
RES Technology AD		71,595	42,845	7,793	2,164
KV Holdings, Inc.		4,795	—	671	677
KEPCO SPC Power Corporation		318,911	30,222	186,725	57,364
Gansu Datang Yumen Wind Power Co., Ltd.		81,960	54,859	6,938	(3,253)
Datang Chifeng Renewable Power Co., Ltd.		762,605	334,843	113,329	35,294
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		60,913	33,264	8,442	2,094
Rabigh Electricity Company		2,364,522	1,936,403	287,105	78,948
Rabigh Operation & Maintenance Company Limited		19,992	10,025	22,668	5,668
Jamaica Public Service Company Limited		1,276,279	752,617	946,365	24,601
KW Nuclear Components Co., Ltd.		25,693	10,221	6,486	1,493
Busan Shinho Solar Power Co., Ltd.		47,959	30,573	7,984	2,383
GS Donghae Electric Power Co., Ltd.		2,179,465	1,530,266	351,814	43,180
Global Trade Of Power System Co., Ltd.		3,576	1,586	4,079	365
Expressway Solar-light Power Generation Co., Ltd.		19,143	10,651	3,018	643
KODE NOVUS I LLC		755	108,132	14	(8,117)
KODE NOVUS II LLC		292	47,683	—	(6,018)
Daejung Offshore Wind Power Co., Ltd.		6,193	243	—	(493)
Amman Asia Electric Power Company		759,114	516,174	18,034	33,514
KAPES, Inc.		70,679	56,021	129,962	5,397
Dangjin Eco Power Co., Ltd.		163,197	521	—	(2,182)
Honam Wind Power Co., Ltd.		39,675	24,951	5,961	1,166
Chun-cheon Energy Co., Ltd.		699,652	538,733	164,294	(8,145)
Yeonggwangbaeksu Wind Power Co., Ltd.		94,810	76,621	11,124	297
Nghi Son 2 Power Ltd.		741	376	—	(2,068)
Kelar S.A		613,293	513,101	90,435	17,590
PT. Tanjung Power Indonesia		374,702	369,627	209,923	6,219
Incheon New Power Co., Ltd.		7,194	5,059	2,972	184
Seokmun Energy Co., Ltd.		247,735	200,197	35,135	(3,939)
Daehan Wind Power PSC		928	1,752	—	(904)
Barakah One Company		17,574,885	17,571,409	—	(1,358)
Nawah Energy Company		1,459	23	—	(11)
MOMENTUM		5,028	3,854	11,555	939
Daegu Green Power Co., Ltd.		602,809	531,103	256,359	(17,700)
Yeonggwang Wind Power Co., Ltd.		212,802	176,062	—	(62)
Chester Solar IV SpA		11,660	9,626	331	151
Chester Solar V SpA		2,081	1,569	—	(49)
Diego de Almagro Solar SpA		8,266	5,830	—	(103)
South Jamaica Power Company Limited		153,958	120,436	—	(755)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won
June 30, 2018
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,767,245	21.57%	1,891,095	—	—	(136,352)	1,754,743
Korea Electric Power Industrial Development Co., Ltd.		78,259	29.00%	22,695	—	—	—	22,695
YTN Co., Ltd.		189,461	21.43%	40,602	—	(12)	—	40,590
Cheongna Energy Co., Ltd.		8,147	43.90%	3,576	2,584	(138)	1	6,023
Gangwon Wind Power Co., Ltd.		84,250	15.00%	12,637	—	—	49	12,686
Hyundai Green Power Co., Ltd.		414,781	29.00%	120,287	—	—	—	120,287
Korea Power Exchange		254,298	100.00%	254,298	—	—	—	254,298
AMEC Partners Korea Ltd.		1,115	19.00%	212	—	—	—	212
Hyundai Energy Co., Ltd.		(29,405)	30.66%	(9,016)	—	(1,017)	10,033	—
Ecollite Co., Ltd.		1,685	36.10%	608	—	—	(608)	—
Taebaek Wind Power Co., Ltd.		22,426	25.00%	5,607	—	(407)	—	5,200
Taeback Guinemi Wind Power Co., Ltd.		12,293	25.00%	3,073	—	—	—	3,073
Pyeongchang Wind Power Co., Ltd.		18,458	25.00%	4,615	—	(345)	—	4,270
Daeryun Power Co., Ltd.		110,328	19.45%	21,462	1,014	—	—	22,476
Changjuk Wind Power Co., Ltd.		25,836	30.00%	7,751	—	(375)	—	7,376
KNH Solar Co., Ltd.		8,158	27.00%	2,202	—	(43)	—	2,159
SPC Power Corporation		200,747	38.00%	76,284	—	—	(21,954)	54,330
Gemeng International Energy Co., Ltd.		1,964,868	34.00%	668,055	—	—	—	668,055
PT. Cirebon Electric Power		384,233	27.50%	105,664	—	—	—	105,664
KNOC Nigerian East Oil Co., Ltd.		(73,118)	14.63%	(10,697)	—	—	10,697	—
KNOC Nigerian West Oil Co., Ltd.		(67,134)	14.63%	(9,822)	—	—	9,822	—
PT Wampu Electric Power		69,607	46.00%	32,019	—	—	—	32,019
PT. Bayan Resources TBK		723,440	20.00%	144,688	444,848	—	(96,250)	493,286
S-Power Co., Ltd.		239,778	49.00%	117,491	—	(1,781)	—	115,710
Pioneer Gas Power Limited		17,786	38.50%	6,848	22,278	—	67	29,193
Eurasia Energy Holdings		(450)	40.00%	(180)	—	—	180	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		299,741	25.00%	74,935	250	(919)	(289)	73,977
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		1,894	8.80%	167	—	—	—	167
PT. Mutiara Jawa		(1,029)	29.00%	(298)	—	—	298	—
Samcheok Eco Materials Co., Ltd.		22,579	2.35%	531	—	—	(531)	—
Noeul Green Energy Co., Ltd.		11,713	29.00%	3,397	—	—	—	3,397
Naepo Green Energy Co., Ltd.		47,081	41.67%	19,619	—	—	—	19,619
Goseong Green Energy Co., Ltd.		236,323	1.12%	2,636	—	(79)	—	2,557
Gangneung Eco Power Co., Ltd.		164,298	1.61%	2,647	—	(98)	—	2,549
Shin Pyeongtaek Power Co., Ltd.		157,528	40.00%	63,011	12,800	(8,443)	—	67,368
Heang Bok Do Si Photovoltaic Power Co., Ltd.		651	28.00%	182	—	—	2	184
Dongducheon Dream Power Co., Ltd.		165,426	33.61%	55,600	—	(4,229)	(12,714)	38,657
Jinbhuvish Power Generation Pvt. Ltd.		51,059	5.16%	2,635	—	—	(2,635)	—
SE Green Energy Co., Ltd.		7,221	47.76%	3,449	—	—	—	3,449
Daegu Photovoltaic Co., Ltd.		6,239	29.00%	1,809	—	—	—	1,809
Jeongam Wind Power Co., Ltd.		8,919	40.00%	3,568	—	—	—	3,568
Korea Power Engineering Service Co., Ltd.		13,424	29.00%	3,893	—	—	—	3,893
Busan Green Energy Co., Ltd.		31,969	29.00%	9,271	—	—	—	9,271
Gunsan Bio Energy Co., Ltd.		(9,380)	18.87%	(1,770)	—	—	1,770	—
Korea Electric Vehicle Charging Service		5,901	28.00%	1,652	—	—	—	1,652
Ulleungdo Natural Energy Co., Ltd.		20,710	29.85%	6,182	—	—	(1)	6,181
Korea Nuclear Partners Co., Ltd.		971	29.00%	282	—	—	—	282
Tamra Offshore Wind Power Co., Ltd.		39,422	27.00%	10,644	—	—	—	10,644
Korea Electric Power Corporation Fund		53,702	98.09%	52,676	—	—	3	52,679
Energy Infra Asset Management Co., Ltd.		6,100	9.90%	604	—	—	—	604
Daegu clean Energy Co., Ltd.		123	28.00%	34	—	—	—	34
YaksuESS Co., Ltd		537	29.00%	156	—	—	1	157
Nepal Water & Energy Development Company Private Limited		48,049	62.13%	29,853	972	—	655	31,480

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won
June 30, 2018
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
Gwangyang Green Energy Co., Ltd.	~~W~~	7,734	20.00%	1,546	18	—	—	1,564
PND solar., Ltd		3,206	29.00%	930	154	—	—	1,084
<Joint ventures>
KEPCO-Uhde Inc.		447	50.85%	227	—	—	—	227
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Shuweihat Asia Power Investment B.V.		37,756	49.00%	18,501	—	—	—	18,501
Shuweihat Asia Operation & Maintenance Company		2,025	55.00%	1,114	—	—	(1)	1,113
Waterbury Lake Uranium L.P.		56,833	35.76%	20,323	—	—	(693)	19,630
ASM-BG Investicii AD		41,336	50.00%	20,668	—	—	—	20,668
RES Technology AD		30,628	50.00%	15,314	—	—	—	15,314
KV Holdings, Inc.		4,722	40.00%	1,889	—	—	—	1,889
KEPCO SPC Power Corporation		278,162	75.20%	209,177	—	—	—	209,177
Gansu Datang Yumen Wind Power Co., Ltd.		27,048	40.00%	10,819	—	—	—	10,819
Datang Chifeng Renewable Power Co., Ltd.		467,009	40.00%	186,804	—	—	(49)	186,755
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		101,513	40.00%	40,605	—	—	(426)	40,179
Rabigh Electricity Company		458,798	40.00%	183,519	—	(70,978)	(913)	111,628
Rabigh Operation & Maintenance Company Limited		10,571	40.00%	4,228	—	—	—	4,228
Jamaica Public Service Company Limited		562,686	40.00%	225,074	(80,161)	—	86,623	231,536
KW Nuclear Components Co., Ltd.		17,526	45.00%	7,886	—	—	(176)	7,710
Busan Shinho Solar Power Co., Ltd.		17,646	25.00%	4,411	—	—	—	4,411
GS Donghae Electric Power Co., Ltd.		692,527	34.00%	235,459	—	—	—	235,459
Global Trade Of Power System Co., Ltd.		1,602	29.00%	465	—	—	—	465
Expressway Solar-light Power Generation Co., Ltd.		8,723	29.00%	2,530	—	—	—	2,530
Daejung Offshore Wind Power Co., Ltd.		5,692	49.90%	2,840	—	—	—	2,840
Amman Asia Electric Power Company		285,001	60.00%	171,001	—	—	(88)	170,913
KAPES, Inc.		16,854	51.00%	8,595	—	—	—	8,595
Dangjin Eco Power Co., Ltd.		52,513	34.00%	17,855	2,618	—	—	20,473
Honam Wind Power Co., Ltd.		14,554	29.00%	4,220	32	—	—	4,252
Chun-cheon Energy Co., Ltd.		159,682	29.90%	47,745	3	—	—	47,748
Yeonggwangbaeksu Wind Power Co., Ltd.		18,590	15.00%	2,788	6	—	—	2,794
Nghi Son 2 Power Ltd.		(3,223)	50.00%	(1,612)	—	—	1,612	—
Kelar S.A		97,167	65.00%	63,159	2,424	—	162	65,745
PT. Tanjung Power Indonesia		19,816	35.00%	6,936	—	—	—	6,936
Incheon New Power Co., Ltd.		2,073	29.00%	601	—	—	—	601
Seokmun Energy Co., Ltd.		47,941	29.00%	13,903	—	—	—	13,903
Daehan Wind Power PSC		1,943	65.00%	1,263	251	—	—	1,514
Barakah One Company		29,562	18.00%	5,321	—	—	—	5,321
Nawah Energy Company		1,527	18.00%	275	—	—	—	275
MOMENTUM		1,275	33.33%	425	—	—	—	425
Daegu Green Power Co., Ltd.		73,825	29.00%	21,409	—	84	21,512	43,005
Yeonggwang Wind Power Co., Ltd.		36,960	41.00%	15,154	230	—	—	15,384
Chester Solar IV SpA		834	81.82%	682	—	—	—	682
Chester Solar V SpA		(3)	81.82%	(1)	70	—	—	69
Diego de Almagro Solar SpA		1,628	81.82%	1,332	—	—	—	1,332
South Jamaica Power Company Limited		73,206	20.00%	14,641	—	—	—	14,641
Daesan Green Energy Co., Ltd.		49,886	35.00%	17,460	—	—	—	17,460
RE Holiday Holdings LLC		104,416	50.00%	52,208	—	—	—	52,208
RE Pioneer Holdings LLC		74,953	50.00%	37,477	—	—	—	37,477
RE Barren Ridge 1 Holdings LLC		75,231	50.00%	37,615	—	—	—	37,615
RE Astoria 2 LandCo LLC		10,855	50.00%	5,428	—	—	—	5,428
RE Barren Ridge LandCo LLC		3,825	50.00%	1,912	—	—	—	1,912
Laurel SpA		813	81.82%	665	—	—	117	782
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,405	12.37%	4,132	9	—	—	4,141

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,140,414	21.57%	1,755,887	—	—	(137,019)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		75,303	29.00%	21,838	—	—	—	21,838
YTN Co., Ltd.		189,568	21.43%	40,624	—	(18)	—	40,606
Cheongna Energy Co., Ltd.		13,423	43.90%	5,893	2,584	(140)	—	8,337
Gangwon Wind Power Co., Ltd.		92,038	15.00%	13,806	—	—	49	13,855
Hyundai Green Power Co., Ltd.		395,883	29.00%	114,806	—	—	—	114,806
Korea Power Exchange		237,631	100.00%	237,631	—	—	—	237,631
AMEC Partners Korea Ltd.		1,131	19.00%	215	—	—	—	215
Hyundai Energy Co., Ltd.		(36,547)	46.30%	(16,921)	—	(1,037)	17,958	—
Ecollite Co., Ltd.		1,700	36.10%	614	—	—	(614)	—
Taebaek Wind Power Co., Ltd.		21,274	25.00%	5,319	—	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		12,357	25.00%	3,089	—	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		16,546	25.00%	4,136	—	—	—	4,136
Daeryun Power Co., Ltd.		123,881	19.45%	24,095	1,014	—	4	25,113
Changjuk Wind Power Co., Ltd.		25,049	30.00%	7,515	—	—	—	7,515
KNH Solar Co., Ltd.		8,217	27.00%	2,218	—	—	—	2,218
SPC Power Corporation		137,586	38.00%	52,283	—	—	—	52,283
Gemeng International Energy Co., Ltd.		1,911,686	34.00%	649,973	—	—	—	649,973
PT. Cirebon Electric Power		354,217	27.50%	97,410	—	—	—	97,410
KNOC Nigerian East Oil Co., Ltd.		(87,831)	14.63%	(12,850)	—	—	12,850	—
KNOC Nigerian West Oil Co., Ltd.		(80,403)	14.63%	(11,763)	—	—	11,763	—
PT Wampu Electric Power		63,918	46.00%	29,403	—	—	—	29,403
PT. Bayan Resources TBK		351,225	20.00%	70,245	482,109	—	(100,523)	451,831
S-Power Co., Ltd.		242,409	49.00%	118,780	—	(1,835)	—	116,945
Pioneer Gas Power Limited		42,373	38.50%	16,314	22,278	—	67	38,659
Eurasia Energy Holdings		(430)	40.00%	(172)	—	—	172	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		251,327	25.00%	62,832	74	(838)	(289)	61,779
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		2,361	8.80%	208	—	—	—	208
PT. Mutiara Jawa		(2,572)	29.00%	(746)	—	—	746	—
Samcheok Eco Materials Co., Ltd.		23,459	2.35%	551	—	—	(551)	—
Noeul Green Energy Co., Ltd.		7,128	29.00%	2,067	—	—	—	2,067
Naepo Green Energy Co., Ltd.		49,430	41.67%	20,598	—	—	—	20,598
Goseong Green Energy Co., Ltd.		239,908	1.12%	2,676	—	(79)	—	2,597
Gangneung Eco Power Co., Ltd.		166,421	1.61%	2,681	—	(98)	—	2,583
Shin Pyeongtaek Power Co., Ltd.		85,208	40.00%	34,083	7,808	(6,988)	—	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		662	28.00%	185	—	—	2	187
Dongducheon Dream Power Co., Ltd.		209,330	33.61%	70,356	—	(4,409)	(12,714)	53,233
Jinbhuvish Power Generation Pvt. Ltd.		52,407	5.16%	2,704	—	—	(2,704)	—
SE Green Energy Co., Ltd.		7,278	47.76%	3,476	—	—	—	3,476
Daegu Photovoltaic Co., Ltd.		5,923	29.00%	1,718	—	—	—	1,718
Jeongam Wind Power Co., Ltd.		9,408	40.00%	3,763	—	—	—	3,763
Korea Power Engineering Service Co., Ltd.		12,617	29.00%	3,659	—	—	—	3,659
Busan Green Energy Co., Ltd.		25,389	29.00%	7,363	—	—	—	7,363
Gunsan Bio Energy Co., Ltd. (formerly, Jungbu Bio Energy Co., Ltd.)		(6,814)	18.87%	(1,286)	—	—	1,286	—
Korea Electric Vehicle Charging Service		6,246	28.00%	1,749	—	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		21,341	29.85%	6,370	—	—	—	6,370
Korea Nuclear Partners Co., Ltd.		1,322	29.00%	383	—	—	—	383
Tamra Offshore Wind Power Co., Ltd.		31,704	27.00%	8,560	—	—	—	8,560
Korea Electric Power Corporation Fund		48,905	98.09%	47,971	—	—	3	47,974
Energy Infra Asset Management Co., Ltd.		4,809	9.90%	476	—	—	—	476
Daegu clean Energy Co., Ltd.		40	28.00%	11	—	—	—	11

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won
December 31, 2017
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
YaksuESS Co., Ltd	~~W~~	668	29.00%	193	—	—	1	194
Nepal Water & Energy Development Company Private Limited		46,451	62.13%	28,860	972	—	666	30,498
Gwangyang Green Energy Co., Ltd.		8,772	20.00%	1,754	18	—	—	1,772
PND solar., Ltd		3,779	29.00%	1,096	154	—	—	1,250
<Joint ventures>
KEPCO-Uhde Inc.		508	50.85%	258	—	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,154	40.00%	27,262	—	—	—	27,262
Shuweihat Asia Power Investment B.V.		31,991	49.00%	15,675	—	—	—	15,675
Shuweihat Asia Operation & Maintenance Company		1,206	55.00%	663	—	—	—	663
Waterbury Lake Uranium L.P.		55,313	35.76%	19,780	—	—	1	19,781
ASM-BG Investicii AD		42,404	50.00%	21,202	—	—	—	21,202
RES Technology AD		28,750	50.00%	14,375	—	—	—	14,375
KV Holdings, Inc.		4,795	40.00%	1,918	—	—	—	1,918
KEPCO SPC Power Corporation		288,689	75.20%	217,094	—	—	—	217,094
Gansu Datang Yumen Wind Power Co., Ltd.		27,101	40.00%	10,840	—	—	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		427,762	40.00%	171,105	—	—	(50)	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,649	40.00%	11,060	—	—	—	11,060
Rabigh Electricity Company		428,119	40.00%	171,248	—	(70,978)	(914)	99,356
Rabigh Operation & Maintenance Company Limited		9,967	40.00%	3,987	—	—	—	3,987
Jamaica Public Service Company Limited		523,662	40.00%	209,464	(80,161)	—	91,850	221,153
KW Nuclear Components Co., Ltd.		15,472	45.00%	6,962	—	—	(259)	6,703
Busan Shinho Solar Power Co., Ltd.		17,386	25.00%	4,346	—	—	—	4,346
GS Donghae Electric Power Co., Ltd.		649,199	34.00%	220,727	—	—	—	220,727
Global Trade Of Power System Co., Ltd.		1,990	29.00%	577	—	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		8,492	29.00%	2,463	—	—	—	2,463
KODE NOVUS I LLC		(107,377)	50.00%	(53,689)	—	—	53,689	—
KODE NOVUS II LLC		(47,391)	50.00%	(23,696)	—	—	23,696	—
Daejung Offshore Wind Power Co., Ltd.		5,950	49.90%	2,969	—	—	—	2,969
Amman Asia Electric Power Company		242,940	60.00%	145,764	—	—	(88)	145,676
KAPES, Inc.		14,658	51.00%	7,476	—	—	—	7,476
Dangjin Eco Power Co., Ltd.		162,676	34.00%	55,310	2,618	—	—	57,928
Honam Wind Power Co., Ltd.		14,724	29.00%	4,270	32	—	—	4,302
Chun-cheon Energy Co., Ltd.		160,919	29.90%	48,115	3	—	—	48,118
Yeonggwangbaeksu Wind Power Co., Ltd.		18,189	15.00%	2,728	6	—	—	2,734
Nghi Son 2 Power Ltd.		365	50.00%	183	—	—	—	183
Kelar S.A		100,192	65.00%	65,125	2,424	—	(316)	67,233
PT. Tanjung Power Indonesia		5,075	35.00%	1,776	—	—	—	1,776
Incheon New Power Co., Ltd.		2,135	29.00%	619	—	—	—	619
Seokmun Energy Co., Ltd.		47,538	29.00%	13,786	—	—	—	13,786
Daehan Wind Power PSC		(824)	50.00%	(412)	—	—	412	—
Barakah One Company		3,476	18.00%	626	—	—	—	626
Nawah Energy Company		1,436	18.00%	258	—	—	—	258
MOMENTUM		1,174	33.33%	391	—	—	—	391
Daegu Green Power Co., Ltd.		71,706	29.00%	20,795	—	84	21,512	42,391
Yeonggwang Wind Power Co., Ltd.		36,740	41.00%	15,063	231	—	—	15,294
Chester Solar IV SpA		2,034	81.82%	1,664	—	—	36	1,700
Chester Solar V SpA		512	81.82%	419	—	—	106	525
Diego de Almagro Solar SpA		2,436	81.82%	1,993	—	—	98	2,091
South Jamaica Power Company Limited		33,522	20.00%	6,704	—	—	—	6,704

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of June 30, 2018 and December 31, 2017, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Shin Pyeongtaek Power Co., Ltd.	~~W~~	—	—	(2,537)	—
Kelar S.A		—	—	(61,309)	—
Hadong Mineral Fiber Co., Ltd.		—	2	(3)	2
PT. Mutiara Jawa		(447)	299	(1,159)	746
Eurasia Energy Holdings		8	180	(22)	172
KODE NOVUS I LLC		—	—	8,706	53,689
KODE NOVUS II LLC		—	—	181	23,696
Gunsan Bio Energy Co., Ltd.		484	1,770	1,154	1,286
Daehan Wind Power PSC		(412)	—	412	412
Hyundai Energy Co., Ltd.		15,656	15,656	—	—
Nghi Son 2 Power Ltd.		1,612	1,612	—	—
Samcheok Eco Materials Co., Ltd.		1,001	1,001	—	—

(7)	As of June 30, 2018, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Company had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Company.

(iii)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2018, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(v)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(vii)	Samcheok Eco Materials Co., Ltd.

The Company has the rights to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks.

(viii)	Hyundai Green Power Co., Ltd.

As of June 30, 2018, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ~~W~~852.1 billion with Korea Development Bank and others. At a certain period in the future, the Company has an appraisal right against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares when claimed by the financial investors. At a certain period in the future, the Company has an appraisal right against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.
Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.
Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.
KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	13,413,682	(21,968)	—	—	13,391,714
Buildings		18,972,214	(62,122)	(7,124,503)	(3,669)	11,781,920
Structures		67,399,729	(197,473)	(23,190,687)	(8,399)	44,003,170
Machinery		77,231,739	(175,988)	(31,251,164)	(439,350)	45,365,237
Ships		4,094	—	(3,742)	—	352
Vehicles		272,883	(5,248)	(204,422)	(116)	63,097
Equipment		1,488,904	(572)	(1,101,864)	(42)	386,426
Tools		1,035,534	(873)	(850,277)	(38)	184,346
Construction-in-progress		28,997,090	(52,430)	—	(196,866)	28,747,794
Finance lease assets		2,390,703	(27)	(2,143,412)	—	247,264
Asset retirement costs		9,535,434	—	(3,590,402)	(146,423)	5,798,609
Others		11,611,290	—	(9,130,933)	—	2,480,357

	~~W~~	232,353,296	(516,701)	(78,591,406)	(794,903)	152,450,286

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors.

In millions of won	December 31, 2017
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value
Land	~~W~~	13,318,542	(21,968)	—	—	13,296,574
Buildings		18,777,678	(63,539)	(6,722,376)	(1,776)	11,989,987
Structures		66,184,484	(196,414)	(22,071,667)	(8,039)	43,908,364
Machinery		75,826,292	(183,188)	(28,904,982)	(45,512)	46,692,610
Ships		4,175	—	(3,772)	—	403
Vehicles		276,425	(6,322)	(195,260)	(127)	74,716
Equipment		1,440,870	(761)	(1,020,192)	(6)	419,911
Tools		1,010,537	(1,027)	(809,842)	(32)	199,636
Construction-in-progress		25,610,649	(49,084)	—	(38,108)	25,523,457
Finance lease assets		2,390,680	(27)	(2,093,001)	—	297,652
Asset retirement costs		9,395,821	—	(3,356,337)	—	6,039,484
Others		11,247,021	—	(8,807,401)	—	2,439,620

	~~W~~	225,483,174	(522,330)	(73,984,830)	(93,600)	150,882,414

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	13,318,542	237	(10,732)	—	—	105,635	13,413,682
(Government grants)		(21,968)	—	—	—	—	—	(21,968)
Buildings		12,053,526	662	(3,261)	(397,406)	(1,896)	192,417	11,844,042
(Government grants)		(63,539)	—	—	2,996	—	(1,579)	(62,122)
Structures		44,104,778	2,555	(326,883)	(1,298,573)	(360)	1,719,126	44,200,643
(Government grants)		(196,414)	—	1,129	5,419	—	(7,607)	(197,473)
Machinery		46,875,798	152,861	(116,221)	(2,473,339)	(393,839)	1,495,965	45,541,225
(Government grants)		(183,188)	—	248	8,950	—	(1,998)	(175,988)
Ships		403	—	—	(52)	—	1	352
Vehicles		81,038	1,083	(362)	(16,961)	—	3,547	68,345
(Government grants)		(6,322)	—	—	1,074	—	—	(5,248)
Equipment		420,672	14,783	(215)	(93,832)	(36)	45,626	386,998
(Government grants)		(761)	—	—	194	—	(5)	(572)
Tools		200,663	3,963	(492)	(41,121)	(6)	22,212	185,219
(Government grants)		(1,027)	—	—	229	—	(75)	(873)
Construction-in-progress		25,572,541	6,450,251	(6,949)	—	(158,758)	(3,056,861)	28,800,224
(Government grants)		(49,084)	(14,208)	—	—	—	10,862	(52,430)
Finance lease assets		297,679	—	—	(50,382)	—	(6)	247,291
(Government grants)		(27)	—	—	1	—	(1)	(27)
Asset retirement costs		6,039,484	1,943	—	(304,733)	(146,422)	208,337	5,798,609
Others		2,439,620	13,658	(3,803)	(330,775)	—	361,657	2,480,357

	~~W~~	150,882,414	6,627,788	(467,541)	(4,988,311)	(701,317)	1,097,253	152,450,286

(*)

Korea Hydro & Nuclear Power Co., Ltd. and Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income. The amount includes impairment loss in relation to Wolsong unit 1, Cheonji unit 1 and 2, Daejin unit 1 and 2, and Shin-Hanwool unit 3 and 4 as described in note 2.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows, continued:

In millions of won	December 31, 2017
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	12,969,741	32,773	(8,961)	—	—	324,989	13,318,542
(Government grants)		(3,204)	—	5	—	—	(18,769)	(21,968)
Buildings		11,784,624	40,592	(19,715)	(794,804)	(923)	1,043,752	12,053,526
(Government grants)		(61,188)	(900)	28	5,996	—	(7,475)	(63,539)
Structures		43,330,415	428	(519,366)	(2,421,168)	(6,856)	3,721,325	44,104,778
(Government grants)		(197,641)	—	1,905	10,011	—	(10,689)	(196,414)
Machinery		43,421,945	421,892	(242,428)	(4,821,595)	(43,121)	8,139,105	46,875,798
(Government grants)		(111,064)	(10,834)	489	17,390	—	(79,169)	(183,188)
Ships		550	—	—	(147)	—	—	403
Vehicles		70,970	3,447	(174)	(34,236)	(127)	41,158	81,038
(Government grants)		(107)	(107)	14	1,070	—	(7,192)	(6,322)
Equipment		376,395	53,529	(413)	(158,614)	(6)	149,781	420,672
(Government grants)		(732)	(43)	—	454	—	(440)	(761)
Tools		179,032	30,990	(166)	(74,909)	(32)	65,748	200,663
(Government grants)		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		27,296,260	11,996,508	(6,487)	—	—	(13,713,740)	25,572,541
(Government grants)		(135,807)	(42,728)	—	—	—	129,451	(49,084)
Finance lease assets		406,353	—	(29,696)	(107,390)	—	28,412	297,679
(Government grants)		—	—	—	1	—	(28)	(27)
Asset retirement costs		4,065,412	—	—	(518,565)	—	2,492,637	6,039,484
Others		2,351,532	10,411	(28)	(762,711)	—	840,416	2,439,620

	~~W~~	145,743,056	12,535,958	(824,993)	(9,658,863)	(51,065)	3,138,321	150,882,414

(*)

Korea Midland Power Co., Ltd. and Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	266,471	—	—	266,471
Buildings		36,551	(16)	(15,840)	20,695

	~~W~~	303,022	(16)	(15,840)	287,166

In millions of won	December 31, 2017
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	264,205	—	—	264,205
Buildings		36,165	(83)	(15,573)	20,509

	~~W~~	300,370	(83)	(15,573)	284,714

(2)	Changes in investment properties for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	264,205	—	2,266	266,471
Buildings		20,592	(509)	628	20,711
(Government grants)		(83)	1	66	(16)

	~~W~~	284,714	(508)	2,960	287,166

In millions of won	December 31, 2017
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	336,421	—	(72,216)	264,205
Buildings		17,323	(1,178)	4,447	20,592
(Government grants)		(64)	2	(21)	(83)

	~~W~~	353,680	(1,176)	(67,790)	284,714

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Rental income	~~W~~	1,819	4,680	2,323	4,755
Operating and maintenance expenses related to rental income		(218)	(508)	(138)	(546)

	~~W~~	1,601	4,172	2,185	4,209

(4)	Fair value of investment properties as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Book value		Fair value	Book value	Fair value
Land	~~W~~	266,471	300,870	264,205	309,241
Buildings		20,695	23,031	20,509	23,319

	~~W~~	287,166	323,901	284,714	332,560

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the K-IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	4,176,595	333,505	(874,594)	3,635,506

(*)

For the six-month period ended June 30, 2018, the increased balance of contracts from new orders and other is ~~W~~344,789 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~11,284 million.

In millions of won	December 31, 2017
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	7,236,888	151,891	(3,212,184)	4,176,595

(*)

For the year ended December 31, 2017, the increased balance of contracts from new orders and other is ~~W~~438,142 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~286,251 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	19,035,458	17,907,249	1,128,209	—

In millions of won	December 31, 2017
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	18,236,992	16,937,772	1,299,220	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	48,568	508,450	55,755	542,921

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract between the Company and ENEC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchaser. ENEC did not agree to disclose such information. Accordingly, the Company did not disclose such information based on K-IFRS 1115 129.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Company does so. Also, the Company has not disclosed such information in a registration statement, investment prospectus or annual report and reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Company’s construction services for the six-month period ended June 30, 2018 are as follows:

In millions of won	June 30, 2018
						Assets		Receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs
Transmission and distribution	~~W~~	—	(473)	(287)	(186)	17,334	—	—	—	—
Electric power generation (nuclear)		—	—	—	—	3,229	—	—	—	—
Plant maintenance & engineering service		356	(3,951)	(2,412)	(1,539)	28,005	(1)	35,580	(7,908)	1,610

	~~W~~	356	(4,424)	(2,699)	(1,725)	48,568	(1)	35,580	(7,908)	1,610

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	557,465	(345)	(435,082)	—	122,038
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		94,902	—	(24,851)	—	70,051
Mining rights		573,183	—	(17,764)	—	555,419
Development expenditures		861,983	(2,731)	(768,967)	—	90,285
Intangible assets under development		86,775	(10,995)	—	(3,942)	71,838
Usage rights of donated assets and other		459,682	(5)	(365,348)	—	94,329
Leasehold rights		25,482	—	(19,598)	—	5,884
Greenhouse gas emissions rights		18,650	—	—	—	18,650
Others		299,837	—	(111,348)	(12,069)	176,420

	~~W~~	2,981,357	(14,076)	(1,746,356)	(16,011)	1,204,914

In millions of won	December 31, 2017
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	534,191	(486)	(408,300)	—	125,405
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		43,857	—	(19,876)	—	23,981
Mining rights		553,876	—	(14,243)	—	539,633
Development expenditures		836,996	(3,702)	(752,478)	—	80,816
Intangible assets under development		143,851	(10,540)	—	(3,941)	129,370
Usage rights of donated assets and other		459,682	(11)	(358,024)	—	101,647
Leasehold rights		24,306	—	(19,262)	—	5,044
Others		297,289	—	(103,995)	(12,069)	181,225

	~~W~~	2,897,446	(14,739)	(1,679,576)	(16,010)	1,187,121

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	125,891	2,156	(1)	(25,756)	—	20,093	122,383
(Government grants)		(486)	—	—	125	—	16	(345)
Licenses and franchises Copyrights, patents rights and other industrial rights		23,981	9	—	(4,338)	—	50,399	70,051
Mining rights		539,633	15,370	—	(2,407)	—	2,823	555,419
Development expenditures		84,518	597	—	(13,436)	—	21,337	93,016
(Government grants)		(3,702)	—	—	970	—	1	(2,731)
Intangible assets under development		139,910	27,898	—	—	—	(84,975)	82,833
(Government grants)		(10,540)	—	—	—	—	(455)	(10,995)
Usage rights of donated assets and other		101,658	—	—	(6,664)	—	(660)	94,334
(Government grants)		(11)	—	—	5	—	1	(5)
Leasehold rights		5,044	—	—	(335)	—	1,175	5,884
Greenhouse gas emissions rights		—	—	—	—	—	18,650	18,650
Others		181,225	808	(3)	(7,852)	(5)	2,247	176,420
(Government grants)		—	—	—	—	—	—	—

	~~W~~	1,187,121	46,838	(4)	(59,688)	(5)	30,652	1,204,914

In millions of won	December 31, 2017
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	93,221	12,700	(5)	(44,809)	—	64,784	125,891
(Government grants)		(595)	(17)	—	255	—	(129)	(486)
Licenses and franchises Copyrights, patents rights and other industrial rights		20,081	30	(7)	(3,350)	—	7,227	23,981
Mining rights		538,860	26,751	(272)	(4,640)	—	(21,066)	539,633
Development expenditures		62,405	494	—	(25,924)	—	47,543	84,518
(Government grants)		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		115,533	56,527	—	—	(20)	(32,130)	139,910
(Government grants)		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		84,102	—	—	(14,462)	—	32,018	101,658
(Government grants)		(21)	—	—	10	—	—	(11)
Leasehold rights		4,632	—	—	(545)	—	957	5,044
Greenhouse gas emissions rights		6,283	—	—	—	—	(6,283)	—
Others		72,562	47,402	(377)	(23,018)	54	84,602	181,225
(Government grants)		—	—	—	—	—	—	—

	~~W~~	980,821	143,887	(661)	(113,672)	34	176,712	1,187,121

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won and thousands of Australian dollars

June 30, 2018
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	959	2 years and 8 months ~ 2 years and 10 months
	AMI GATEWAY S/W	KRW	2,971	2 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	10,490	4 years and 3 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	25,864	3 years and 9 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	48,283	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	38,191 17,315	8 years and 5 months 2 years and 9 months
Others	Occupancy and use of public waters	KRW	100,564	18 years and 5 months

(*) Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars

December 31, 2017
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	1,135	3 years and 2 months ~ 3 years and 4 months
	AMI GATEWAY S/W	KRW	3,528	3 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	11,724	4 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	29,391	4 years and 3 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	46,458	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	40,460 20,463	8 years and 11 months 3 years and 3 months
Others	Occupancy and use of public waters	KRW	103,269	18 years and 11 months
(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the six-month periods ended June 30, 2018 and 2017, the Company recognized research and development expenses of ~~W~~327,931 million and ~~W~~317,959 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

22.	Trade and Other Payables

Trade	and other payables as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,461,554	—	2,936,990	—
Other trade payables		1,799,818	2,840,357	1,649,933	2,825,039
Accrued expenses		1,287,177	2,158	1,087,844	1,951
Leasehold deposits received		1,921	1,053	1,562	1,308
Other deposits received		185,728	81,951	186,817	102,896
Finance lease liabilities		94,036	256,537	131,792	286,468
Dividends payable		4,131	—	4,448	—
Others (*)		—	12,817	135	5,818

	~~W~~	5,834,365	3,194,873	5,999,521	3,223,480

(*) Details of others as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	5,817	—	5,818
Others		—	7,000	135	—

	~~W~~	—	12,817	135	5,818

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Current liabilities
Short-term borrowings	~~W~~	4,017,011	1,038,328
Current portion of long-term borrowings		138,837	128,543
Current portion of debt securities		7,626,074	7,961,182
Less : Current portion of discount on long-term borrowings		(914)	(886)
Less : Current portion of discount on debt securities		(2,236)	(3,882)
Add : Current portion of premium on debt securities		53	—

		11,778,825	9,123,285

Non-current liabilities
Long-term borrowings		2,534,171	2,455,737
Debt securities		46,378,730	43,270,825
Less : Discount on long-term borrowings		(19,733)	(21,113)
Less : Discount on debt securities		(84,634)	(81,424)
Add : Premium on debt securities		—	82

		48,808,534	45,624,107

	~~W~~	60,587,359	54,747,392

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won
June 30, 2018
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	4,155,848	7,626,074
1~ 5 years		1,119,169	28,203,012
Over 5 years		1,415,002	18,175,718

	~~W~~	6,690,019	54,004,804

In millions of won
December 31, 2017
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,166,871	7,961,182
1~ 5 years		1,117,222	25,047,075
Over 5 years		1,338,515	18,223,750

	~~W~~	3,622,608	51,232,007

(3)	Short-term borrowings as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2018
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	KTB Investment and securities and others	1.68~1.86	2018.07.02~ 2018.09.05	—	~~W~~	3,699,500
Foreign short-term borrowings	SCNT and others	4.60~6.50	2018.12.03	USD 8,955		10,045
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.59	2018.12.18	AUD 360,810		297,470
Local bank overdraft	Woori Bank	Standard overdraft rate+1.09	2019.02.26	—		9,996

					~~W~~	4,017,011

In millions of won and thousands of foreign currencies
December 31, 2017
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	KTB Investment and securities and others	1.57~2.47	2018.01.12~ 2018.09.19	—	~~W~~	686,561
Foreign short-term borrowings	SCNT and others	4.60~6.50	2018.12.03	USD 8,955		9,594
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.41~0.63	2018.12.18	AUD 327,259		273,314
Local bank overdraft	Nonghyup Bank	3.04	2018.01.02	—		51,300
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2018.02.27	—		17,559

					~~W~~	1,038,328

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4) Long-term borrowings as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2018
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	~~W~~	4,705
	Facility	2.45~4.60	2023~2028	—		67,529
	Operating funds	2.59~3.56	2020~2021	—		67,000
	Operating funds	1yr KoFC bond rate +0.95	2020	—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.24~0.32	2021~2022	—		400,000
	Facility	4.60	2028	—		14,417
	Facility	3yr KTB rate-1.25	2018~2028	—		8,593
IBK	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		23,569
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		6,161
	Facility	3yr KTB rate-2.25	2018~2024	—		2,855
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2028	—		17,992
Shinhan Bank	Collateral borrowing	2.32	2019	—		30,000
	Facility	CB rate+1.10	2028	—		21,625
	Others	3.95	2035	—		105,000
	Others	Standard overdraft rate+1.00	2035	—		105,000
Kookmin Bank	Facility	3.16	2020	—		10,000
	Facility	MOR+0.79	2023	—		33,833
Others	Facility	1.75~4.60	2026~2029	—		143,687
	Facility	CB rate+1.10~1.20	2022~2028	—		42,756
	PF Refinancing	4.10	2030	—		62,500
	Others	4.50~7.90	2022~2039	—		102,347

						1,344,802

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		9,808
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 77,240		86,640
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 163,706		258,451
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 283,144		317,603
	PF Loan	6M Libor+1.70~2.50	2032	USD 122,771		137,712
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 42,690		47,885
	Shareholder’s loan	8.00	2031	JOD 5,136		8,109
PT PJB	Shareholder’s loan	12.75	2019	IDR 10,079,332		785
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 5,325,000		54,038
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,435,000		34,858
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 71,399		80,088
IFC and others	Others	6M Libor+5.00	2031	PKR 18,325,120		168,774
Federal Financing Bank and others	PF loan	2.39~13.00	2031~2038	USD 104,736		117,482
Others	Others	—	2019	USD 5,324		5,973

						1,328,206
						2,673,008

Less : Discount of long-term borrowings						(20,647)
Less : Current portion of long-term borrowings						(138,837)
Add : Current portion of discount on long-term borrowings						914

					~~W~~	2,514,438

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2017
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	~~W~~	4,909
	Facility	2.45~4.60	2023~2028	—		68,883
	Facility	1yr KoFC bond rate +0.31	2018	—		25,000
	Operating funds	2.59~3.04	2018~2020	—		47,000
	Operating funds	1yr KoFC bond rate +0.95	2020	—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.24~0.32	2021~2022	—		400,000
	Facility	4.60	2028	—		15,038
	Facility	3yr KTB rate-1.25	2018~2028	—		8,947
IBK	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans Operating funds	1.50	2026	—		25,042
		2.21	2020	—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		6,765
	Facility	3yr KTB rate-2.25	2018~2024	—		3,121
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2028	—		18,455
Shinhan Bank	Collateral borrowing	2.32	2019	—		30,000
	Facility	CB rate +1.10	2028	—		22,557
	Operating funds	2.70	2018	—		15,000
	Others	4.10	2035	—		105,000
	Others	Standard overdraft rate +1.10	2035	—		105,000
Kookmin Bank	Facility	3.16	2020	—		10,000
	Facility	MOR+0.79	2023	—		35,000
Others	Facility	1.75~4.60	2026~2029	—		148,423
	Facility	CB rate +1.10~1.20	2022~2028	—		46,278
	PF Refinancing	4.10	2030	—		62,500
	Others	4.50~8.00	2022~2039	—		102,346

						1,380,497

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		9,368
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 64,913		69,548
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 168,663		254,514
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 289,026		309,662
	PF Loan	6M Libor+1.70~2.50	2032	USD 123,253		132,054
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 41,718		44,697
	Shareholder’s loan	8.00	2031	JOD 5,136		7,750
PT PJB	Shareholder’s loan	12.75	2019	IDR 10,932,568		864
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 5,325,000		50,540
Woori Bank and others	Syndicated Loan	JPY 6M Libor +2.00	2032	JPY 3,435,000		32,602
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 70,986		76,054
IFC and others	Others	6M Libor+5.00	2031	PKR 16,652,350		161,195
Federal Financing Bank	PF loan	2.39	2031	USD 48,366		51,819
Others	Others	—	2019	USD 2,907		3,116

						1,203,783

						2,584,280
Less : Discount of long-term borrowings						(21,999)
Less : Current portion of long-term borrowings						(128,543)
Add : Current portion of discount on long-term borrowings						886

					~~W~~	2,434,624

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	June 30, 2018		December 31, 2017
Electricity bonds	2009.12.03~ 2018.03.29	2018.07.17~ 2037.09.18	1.62~5.45	~~W~~	22,080,000	20,700,000
Electricity bonds	2013.06.25	2018.06.25	3M CD+0.31		—	150,000
Corporate bonds (*1)	2009.05.04~ 2018.06.15	2018.07.19~ 2048.06.05	1.36~5.84		22,022,708	21,122,708

					44,102,708	41,972,708
Less : Discount on local debt securities					(39,618)	(37,816)
Less : Current portion of local debt securities					(4,730,000)	(5,200,000)
Add : Current portion of discount on local debt securities					750	923

				~~W~~	39,333,840	36,735,815

(*1)	Corporate bonds of HeeMang Sunlight Power Co., Ltd (~~W~~2,697 million) can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2018
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,071	~~W~~	279,383
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		353,018
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		321,838
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		202,958
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		560,850
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		841,275
FY-13	2013.08.14~2013.11.27	2018.08.14~2018.11.27	2.63~2.88	USD 1,600,000		1,794,720
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		449,716
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		267,946
FY-13	2013.07.25	2018.07.25	3M Libor+1.50	USD 100,000		112,170
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,682,550
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		336,510
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		336,510
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,233,870
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,881
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		55,877
FY-18	2018.01.29~2018.06.07	2021.01.29~2023.06.07	3.00~3.75	USD 700,000		785,190
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		235,834

						9,902,096
Less : Discount on foreign debt securities						(47,252)
Add : Premium on foreign debt securities						53
Less : Current portion of foreign debt securities						(2,896,074)
Add : Current portion of discount on foreign debt securities						1,486
Less: Current portion of premium on foreign debt securities						(53)

					~~W~~	6,960,256

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2017
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD 249,070	~~W~~	266,854
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		337,188
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		307,406
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		189,822
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		535,700
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		803,550
FY-13	2013.02.05~2013.11.27	2018.02.05~2018.11.27	1.88~2.88	USD 1,900,000		2,035,660
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF 400,000		437,888
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		271,427
FY-13	2013.02.20~2013.07.25	2018.02.20~2018.07.25	3M Libor+0.84~1.50	USD 500,000		535,700
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD 1,500,000		1,607,100
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		321,420
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		321,420
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD 1,100,000		1,178,540
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,170
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,454

						9,259,299
Less : Discount on foreign debt securities						(47,490)
Add : Premium on foreign debt securities						82
Less : Current portion of foreign debt securities						(2,761,182)
Add : Current portion of discount on foreign debt securities						2,959

					~~W~~	6,453,668

(7)	Changes in borrowings and debt securities for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018		June 30, 2017
Beginning balance	~~W~~	54,747,392	53,639,205
Cash flow		5,389,413	3,618,126
Effect of exchange rate fluctuations		450,795	(538,570)
Others		(241)	(1,087)

Ending balance	~~W~~	60,587,359	56,717,674

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company entered into power purchase agreements (“PPA”) with GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plant’s economic life.

(2)

Finance lease liabilities as of June 30, 2018 and December 31, 2017 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

In millions of won	June 30, 2018			December 31, 2017
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	~~W~~	131,122	94,036	174,534	131,792
1 ~ 5 years		250,888	187,373	272,994	204,069
More than 5 years		86,999	69,164	108,748	82,399

	~~W~~	469,009	350,573	556,276	418,260

(3)	Current and non-current portion of finance lease liabilities as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Current finance lease liabilities	~~W~~	94,036	131,792
Non-current finance lease liabilities		256,537	286,468

	~~W~~	350,573	418,260

(4)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Minimum lease payment	~~W~~	35,634	75,079	39,294	81,447
Contingent rent payment		(4,759)	(9,354)	(5,249)	(10,524)

(5)	The Company does not have any irrevocable operating lease contracts as of June 30, 2018 and December 31, 2017.

(6)	Changes in finance lease liabilities for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018		June 30, 2017
Beginning balance	~~W~~	418,260	541,179
Cash flow		(67,687)	(61,666)
Acquisition of finance lease assets		—	—

Ending balance	~~W~~	350,573	479,513

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Net defined benefit obligations	~~W~~	1,723,609	1,476,201
Other long-term employee benefit obligations		6,561	6,868

	~~W~~	1,730,170	1,483,069

(2)	Principal assumptions on actuarial valuation as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Discount rate	2.77%~2.94%	2.75%~2.90%
Future salary and benefit levels	4.88%	4.88%
Weighted average duration	13.53 years	13.40 years

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Current service cost	~~W~~	89,285	177,834	95,918	187,536
Interest cost		21,668	42,567	19,354	37,467
Expected return on plan assets		(10,367)	(20,792)	(7,565)	(15,162)
Loss from settlement		(81)	(277)	1	(456)

	~~W~~	100,505	199,332	107,708	209,385

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	June 30, 2018			June 30, 2017
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Cost of sales	~~W~~	74,947	147,926	81,946	158,812
Selling and administrative expenses		9,524	25,122	13,874	27,588
Others (Construction-in-progress and others)		16,034	26,284	11,888	22,985

	~~W~~	100,505	199,332	107,708	209,385

In addition, for the six-month periods ended June 30, 2018 and 2017,employee benefit obligations expenses of ~~W~~33,106 million and ~~W~~31,424 million, respectively, is recognized as cost of sales, and ~~W~~6,237 million and ~~W~~5,672 million, respectively, is recognized as selling and administrative expenses, and ~~W~~6,876 million and ~~W~~6,775 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Present value of defined benefit obligation from funded plans	~~W~~	3,178,344	2,951,842
Fair value of plan assets		(1,454,735)	(1,475,641)

		1,723,609	1,476,201
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	~~W~~	1,723,609	1,476,201

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Beginning balance	~~W~~	2,951,842	2,867,377
Current service cost		177,834	392,820
Interest cost (*)		42,567	79,524
Remeasurement component		82,094	(258,223)
Loss from settlement		(277)	(1,055)
Actual payments		(75,955)	(128,707)
Others		239	106

Ending balance	~~W~~	3,178,344	2,951,842

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Beginning balance	~~W~~	1,475,641	1,188,907
Expected return		20,792	31,307
Remeasurement component		(7,510)	(10,435)
Contributions by the employers		234	325,080
Actual payments		(34,422)	(59,218)

Ending balance	~~W~~	1,454,735	1,475,641

In addition, loss on accumulated remeasurement component amounted to ~~W~~170,149 million and ~~W~~43,513 million has been recognized as other comprehensive income or loss for the six-month period ended June 30, 2018 and for the year ended December 31, 2017, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Equity instruments	~~W~~	29,032	79,204
Debt instruments		505,104	517,040
Bank deposit		161,732	293,477
Others		758,867	585,920

	~~W~~	1,454,735	1,475,641

For the six-month period ended June 30, 2018 and for the year ended December 31, 2017, actual returns on plan assets amounted to ~~W~~13,282 million and ~~W~~20,872 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Actuarial gain from changes in financial assumptions	~~W~~	(11,554)	(300,058)
Experience adjustments		93,648	41,835
Expected return		7,510	10,435

	~~W~~	89,604	(247,788)

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

26.	Provisions

(1)	Provisions as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017

	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,066,118	—	913,787	—
Litigation
Litigation provisions		252,696	22,053	48,621	24,955
Decommissioning cost
Nuclear plants		—	13,217,499	—	13,007,228
Spent fuel		—	1,339,046	—	1,339,046
Radioactive waste		11,494	1,644,866	11,494	1,626,877
PCBs		—	175,041	—	180,087
Other recovery provisions		—	9,074	—	6,659
Others
Power plant regional support program		177,875	—	153,756	—
Transmission regional support program		223,305	—	243,365	—
Provisions for tax		25	—	61	—
Provisions for financial guarantee		—	19,119	—	23,475
Provisions for RPS		274,742	—	271,624	—
Provisions for greenhouse gas emissions obligations		365,430	—	414,252	—
Others		23,620	22,080	80,538	16,387

	~~W~~	2,395,305	16,448,778	2,137,498	16,224,714

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	913,787	492,423	(340,092)	—	—	1,066,118
Litigation
Litigation provisions (*)		73,576	207,933	(4,965)	(1,795)	—	274,749
Decommissioning cost
Nuclear plants		13,007,228	219,552	(9,281)	—	—	13,217,499
Spent fuel		1,339,046	248,811	(248,811)	—	—	1,339,046
Radioactive waste		1,638,371	17,989	—	—	—	1,656,360
PCBs		180,087	2,300	(7,346)	—	—	175,041
Other recovery provisions		6,659	68	—	—	2,347	9,074
Others
Power plant regional support program		153,756	46,366	(31,771)	—	9,524	177,875
Transmission regional support program		243,365	102,893	(122,953)	—	—	223,305
Provisions for tax		61	—	—	—	(36)	25
Provisions for financial guarantee		23,475	635	(13)	(4,189)	(789)	19,119
Provisions for RPS		271,624	210,723	(207,605)	—	—	274,742
Provisions for greenhouse gas emissions obligations		414,252	—	—	(48,822)	—	365,430
Others		96,925	6,034	(76,670)	(82)	19,493	45,700

	~~W~~	18,362,212	1,555,727	(1,049,507)	(54,888)	30,539	18,844,083

(*)

As described in note 49.(1), the Company believes that the possibility of economic outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. For this reason, the Company recognized ~~W~~204,787 million of provision as addition to property, plant and equipment.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows, continued:

In millions of won	December 31, 2017
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	810,607	984,896	(880,255)	(1,461)	—	913,787
Litigation
Litigation provisions		198,237	34,629	(152,461)	(7,096)	267	73,576
Decommissioning cost
Nuclear plants		10,195,928	2,818,033	(6,733)	—	—	13,007,228
Spent fuel		1,374,225	307,682	(342,861)	—	—	1,339,046
Radioactive waste		1,479,502	222,632	(63,763)	—	—	1,638,371
PCBs		191,744	5,309	(14,266)	(2,700)	—	180,087
Other recovery provisions		507	5,939	—	—	213	6,659
Others
Power plant regional support program		152,851	94,039	(103,889)	—	10,755	153,756
Transmission regional support program		282,608	143,178	(182,421)	—	—	243,365
Provisions for tax		242	—	(25)	(136)	(20)	61
Provisions for financial guarantee		29,665	3,760	—	(9,945)	(5)	23,475
Provisions for RPS		417,404	242,946	(388,726)	—	—	271,624
Provisions for greenhouse gas emissions obligations		249,644	422,666	(256,758)	(1,300)	—	414,252
Others (*)		43,975	6,639	(3,348)	(26,477)	76,136	96,925

	~~W~~	15,427,139	5,292,348	(2,395,506)	(49,115)	87,346	18,362,212

(*)

As described in note 49.(1), the Company believes that the possibility of economic outflow is probable on the cost of construction suspension of Shin-Kori unit 5 and 6 for three months. For this reason, the Company recognized ~~W~~77,261 million of provision as addition to construction-in-progress.

27.	Government Grants

(1)	Government grants as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Land	~~W~~	(21,968)	(21,968)
Buildings		(62,122)	(63,539)
Structures		(197,473)	(196,414)
Machinery		(175,988)	(183,188)
Vehicles		(5,248)	(6,322)
Equipment		(572)	(761)
Tools		(873)	(1,027)
Construction-in-progress		(52,430)	(49,084)
Finance lease assets		(27)	(27)
Investment properties		(16)	(83)
Software		(345)	(486)
Development expenditures		(2,731)	(3,702)
Intangible assets under development		(10,995)	(10,540)
Usage rights of donated assets and other		(5)	(11)
Other intangible assets other than goodwill		—	—

	~~W~~	(530,793)	(537,152)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(15,007)	—	—	—	15,007	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,539)	—	—	2,996	—	(1,579)	(62,122)
Structures		(196,414)	—	—	5,419	1,129	(7,607)	(197,473)
Machinery		(183,188)	—	—	8,950	248	(1,998)	(175,988)
Vehicles		(6,322)	—	—	1,074	—	—	(5,248)
Equipment		(761)	—	—	194	—	(5)	(572)
Tools		(1,027)	—	—	229	—	(75)	(873)
Construction-in-progress		(49,084)	—	10,862	—	—	(14,208)	(52,430)
Finance lease assets		(27)	—	—	1	—	(1)	(27)
Investment properties		(83)	—	—	1	—	66	(16)
Software		(486)	—	—	125	—	16	(345)
Development expenditures		(3,702)	—	—	970	—	1	(2,731)
Intangible assets under development		(10,540)	—	—	—	—	(455)	(10,995)
Usage rights of donated assets and other		(11)	—	—	5	—	1	(5)
Others		—	—	—	—	—	—	—

	~~W~~	(537,152)	(15,007)	10,862	19,964	1,377	(10,837)	(530,793)

In millions of won	December 31, 2017
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(55,533)	—	—	—	55,533	—
Land		(3,204)	—	—	—	5	(18,769)	(21,968)
Buildings		(61,188)	—	—	5,996	28	(8,375)	(63,539)
Structures		(197,641)	—	—	10,011	1,905	(10,689)	(196,414)
Machinery		(111,064)	—	—	17,390	489	(90,003)	(183,188)
Vehicles		(107)	—	—	1,070	14	(7,299)	(6,322)
Equipment		(732)	—	—	454	—	(483)	(761)
Tools		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		(135,807)	—	129,451	—	—	(42,728)	(49,084)
Finance lease assets		—	—	—	1	—	(28)	(27)
Investment properties		(64)	—	—	2	—	(21)	(83)
Software		(595)	—	—	255	—	(146)	(486)
Development expenditures		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		(21)	—	—	10	—	—	(11)
Others		—	—	—	—	—	—	—

	~~W~~	(527,095)	(55,533)	129,451	38,354	2,441	(124,770)	(537,152)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	June 30, 2018		December 31, 2017
Beginning balance	~~W~~	8,325,181	7,825,765
Increase during the current year / period		416,721	978,389
Recognized as revenue during the current year / period		(308,521)	(478,973)

Ending balance	~~W~~	8,433,381	8,325,181

29.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,990,028	196,779	3,772,713	181,612
Unearned revenue		67,912	8,612	41,593	19,718
Deferred revenue		543,329	7,890,052	476,631	7,848,550
Withholdings		269,652	10,564	164,370	10,529
Others		1,013,480	21,721	1,129,001	12,025

	~~W~~	5,884,401	8,127,728	5,584,308	8,072,434

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

30.	Contributed Capital

(1)	Details of shares issued as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won except share information
	June 30, 2018
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2017
	Shares authorized	Shares issued	Par value per share		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

Number of shares	June 30, 2018	December 31, 2017
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		35,906,267	34,833,844
Retained earnings before appropriations		14,155,305	16,931,804

Retained earnings	~~W~~	51,666,482	53,370,558

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		30,088,818	29,016,395
Reserve for equalizing dividends		210,000	210,000

	~~W~~	35,906,267	34,833,844

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Beginning balance	~~W~~	53,370,558	53,173,871
Effect of change in accounting policy		71,928	—
Net profit for the period attributed to owner of the Company		(1,226,489)	1,298,720
Changes in equity method retained earnings		8,900	10,065
Remeasurement of defined benefit liability, net of tax		(51,263)	158,991
Dividends paid		(507,152)	(1,271,089)

Ending balance	~~W~~	51,666,482	53,370,558

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	790	507,152

In millions of won	December 31, 2017
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,980	1,271,089

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows :

In millions of won	June 30, 2018		December 31, 2017
Beginning balance	~~W~~	5,122	(4,943)
Changes		8,900	10,065

Ending balance	~~W~~	14,022	5,122

(6)	Changes in remeasurement components related to defined benefit liability for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows :

In millions of won	June 30, 2018		December 31, 2017
Beginning balance	~~W~~	(43,513)	(222,997)
Changes		(84,719)	239,636
Income tax effect		33,456	(80,645)
Transfer to reserve for business expansion		(75,373)	20,493

Ending balance	~~W~~	(170,149)	(43,513)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	June 30, 2018		December 31, 2017
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides not to pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

33. Other Components of Equity

(1) Other components of equity as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Other capital surplus	~~W~~	1,233,815	1,233,793
Accumulated other comprehensive loss		(276,307)	(271,457)
Other equity		13,294,973	13,294,973

	~~W~~	14,252,481	14,257,309

(2)	Changes in other capital surplus for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018				December 31, 2017

	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	846,269	1,233,793	387,524	847,622	1,235,146
Issuance of share capital of subsidiary		—	22	22	—	(1,378)	(1,378)
Others		—	—	—	—	25	25

Ending balance	~~W~~	387,524	846,291	1,233,815	387,524	846,269	1,233,793

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	29,268	66,464	(318,159)	(49,030)	(271,457)
Effect of change in accounting policy		(76,851)	—	—	—	(76,851)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(6,544)	—	—	—	(6,544)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	93,961	—	—	93,961
Foreign currency translation of foreign operations, net of tax		—	—	19,616	—	19,616
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(35,032)	(35,032)

Ending balance	~~W~~	(54,127)	160,425	(298,543)	(84,062)	(276,307)

In millions of won	December 31, 2017
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	36,370	221,455	(223,056)	(68,644)	(33,875)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(7,102)	—	—	—	(7,102)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	(154,991)	—	—	(154,991)
Foreign currency translation of foreign operations, net of tax		—	—	(95,103)	—	(95,103)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	19,614	19,614

Ending balance	~~W~~	29,268	66,464	(318,159)	(49,030)	(271,457)

(4)	Details of changes in other equity for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~ 13,294,973		13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

34.	Sales

Details of sales for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	12,568,817	27,525,572	86,012	187,234	12,654,829	27,712,806
Electricity		12,413,292	27,131,074	—	—	12,413,292	27,131,074
Heat supply		13,759	142,618	—	—	13,759	142,618
Others		141,766	251,880	86,012	187,234	227,778	439,114
Sales of service		36,093	70,120	37,023	77,162	73,116	147,282
Sales of construction services		37,788	54,658	386,645	819,936	424,433	874,594
Revenue related to transfer of assets from customers		184,780	308,521	—	—	184,780	308,521

	~~W~~	12,827,478	27,958,871	509,680	1,084,332	13,337,158	29,043,203

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	12,568,817	27,525,572	86,012	187,234	12,654,829	27,712,806
Performance obligations satisfied over time		258,661	433,299	423,668	897,098	682,329	1,330,397

	~~W~~	12,827,478	27,958,871	509,680	1,084,332	13,337,158	29,043,203

In millions of won	June 30, 2017
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	11,844,219	26,046,449	87,836	185,072	11,932,055	26,231,521
Electricity		11,705,437	25,648,787	—	—	11,705,437	25,648,787
Heat supply		11,751	132,609	—	—	11,751	132,609
Others		127,031	265,053	87,836	185,072	214,867	450,125
Sales of service		52,629	92,628	35,300	67,206	87,929	159,834
Sales of construction services		24,620	41,598	761,871	1,403,985	786,491	1,445,583
Revenue related to transfer of assets from customers		119,064	235,210	—	—	119,064	235,210

	~~W~~	12,040,532	26,415,885	885,007	1,656,263	12,925,539	28,072,148

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	11,844,219	26,046,449	87,836	185,072	11,932,055	26,231,521
Performance obligations satisfied over time		196,313	369,436	797,171	1,471,191	993,484	1,840,627

	~~W~~	12,040,532	26,415,885	885,007	1,656,263	12,925,539	28,072,148

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Salaries	~~W~~	187,024	376,145	171,093	348,225
Retirement benefit expense		12,788	31,359	16,738	33,260
Welfare and benefit expense		28,540	55,600	29,146	55,676
Insurance expense		2,814	7,441	3,545	7,027
Depreciation		50,680	106,560	45,505	94,613
Amortization of intangible assets		12,407	26,184	11,230	21,290
Bad debt expense (reversal)		(314)	18,068	4,668	8,635
Commission		189,284	346,096	178,190	321,689
Advertising expense		6,761	13,348	8,186	17,100
Training expense		2,080	3,613	1,936	3,233
Vehicle maintenance expense		2,666	5,038	2,539	4,837
Publishing expense		726	1,528	703	1,796
Business development expense		740	1,540	1,115	2,033
Rent expense		9,404	17,348	8,808	15,931
Telecommunication expense		6,042	11,736	6,416	12,739
Transportation expense		98	225	107	238
Taxes and dues		30,018	34,244	25,338	29,467
Expendable supplies expense		1,426	2,641	1,512	3,319
Water, light and heating expense		3,175	6,836	2,329	5,754
Repairs and maintenance expense		20,991	31,863	15,934	23,741
Ordinary development expense		42,513	84,603	48,053	88,131
Travel expense		3,477	6,964	4,504	8,884
Clothing expense		2,178	2,771	525	830
Survey and analysis expense		150	335	156	330
Membership fee		370	669	289	767
Others		28,421	61,396	40,862	72,864

	~~W~~	644,459	1,254,151	629,427	1,182,409

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

36.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Reversal of other provisions	~~W~~	895	1,477	1,183	2,393
Gains on government grants		67	145	469	505
Gains on assets contributed		394	418	1,106	1,112
Gains on liabilities exempted		97	7,021	116	621
Compensation and reparations revenue		22,945	42,755	24,431	48,611
Revenue from research contracts		1,750	2,844	904	2,879
Rental income		49,675	93,339	48,303	94,728
Others		18,003	30,653	30,734	41,813

	~~W~~	93,826	178,652	107,246	192,662

(2)	Other non-operating expense for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Compensation and reparations expenses	~~W~~	19,258	19,288	—	—
Accretion expenses of other provisions		61	190	70	6,816
Depreciation expenses on investment properties		218	508	138	546
Depreciation expenses on idle assets		1,637	3,274	1,650	3,313
Other bad debt expense		8,957	11,453	2,303	6,291
Donations		13,671	18,958	12,976	32,583
Others (*)		36,817	43,850	11,927	15,949

	~~W~~	80,619	97,521	29,064	65,498

(*)	Others include ~~W~~33,869 million of impairment loss on construction-in-progress of Cheonji unit 1 and 2 and Daejin unit 1 and 2 as described in note 2.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	11,997	26,363	8,990	20,018
Gains on disposal of intangible assets		3	3	21	484
Gains on foreign currency translation		4,060	8,161	2,672	9,810
Gains on foreign currency transaction		9,701	23,206	12,429	56,619
Gains on insurance proceeds		—	—	—	383
Others		44,031	106,818	56,076	163,669
Other losses
Losses on disposal of property, plant and equipment		(9,971)	(13,400)	(12,330)	(20,196)
Losses on disposal of intangible assets		(2)	(6)	(78)	(78)
Losses on impairment of property, plant, and equipment		(701,317)	(701,317)	—	—
Losses on foreign currency translation		(12,005)	(15,353)	(11,006)	(15,184)
Losses on foreign currency transaction		(18,666)	(33,373)	(10,778)	(22,188)
Others		(13,159)	(32,375)	(22,007)	(40,336)

	~~W~~	(685,328)	(631,273)	23,989	153,001

38.	Finance Income

(1)	Finance Income for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Interest income	~~W~~	57,438	108,116	53,897	108,353
Dividends income		3,704	11,811	1,294	10,971
Gains on valuation of available-for-sale assets		1,556	2,947	—	—
Gains on disposal of financial assets		672	672	14	508
Gains on valuation of financial assets at FVTPL		733	2,063	—	—
Gains on valuation of derivatives		700,794	301,494	332,525	11,501
Gains on transaction of derivatives		17,924	37,367	7,487	15,351
Gains on foreign currency translation		43,402	89,543	2,354	550,289
Gains on foreign currency transaction		10,940	14,169	60,392	82,721

	~~W~~	837,163	568,182	457,963	779,694

(2)	Interest income included in finance income for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Cash and cash equivalents	~~W~~	10,150	21,010	10,242	18,614
Financial assets at fair value through profit or loss		145	290	—	—
Held-to-maturity investments		21	41	13	43
Loans and receivables		11,112	16,796	8,950	14,495
Short-term financial instrument		13,319	22,905	4,747	10,980
Long-term financial instrument		3,892	4,004	2,212	3,000
Trade and other receivables		18,799	43,070	27,733	61,221

	~~W~~	57,438	108,116	53,897	108,353

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

39.	Finance Expenses

(1)	Finance expenses for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Interest expense	~~W~~	464,925	927,308	436,422	877,376
Losses on sale of financial assets		—	—	54	1,092
Losses on valuation of financial assets at fair value through profit or loss		5,427	3,410	451	451
Impairment of available-for-sale financial assets		—	—	118	118
Losses on valuation of derivatives		350,562	24,253	103	382,554
Losses on transaction of derivatives		5,376	13,885	71,342	118,820
Losses on foreign currency translation		414,977	452,024	255,859	105,935
Losses on foreign currency transaction		7,757	16,413	4,017	15,610
Losses on repayments of financial liabilities		—	—	5	5
Others		—	392	280	591

	~~W~~	1,249,024	1,437,685	768,651	1,502,552

(2)	Interest expense included in finance expenses for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Trade and other payables	~~W~~	10,888	22,980	14,661	28,110
Short-term borrowings		9,995	15,929	13,971	20,008
Long-term borrowings		26,023	52,576	15,166	38,686
Debt securities		438,237	860,774	422,221	850,587
Other financial liabilities		126,619	254,534	124,373	247,989

		611,762	1,206,793	590,392	1,185,380
Less: capitalized borrowing costs		(146,837)	(279,485)	(153,970)	(308,004)

	~~W~~	464,925	927,308	436,422	877,376

Capitalization rates for the six-month periods ended June 30, 2018 and 2017 are 2.64%~3.65% and 2.28%~3.58% respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

40.	Income Taxes

(1)	Income tax expense (benefit) for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018		June 30, 2017
Current income tax expense
Payment of income tax	~~W~~	331,670	561,882
Adjustment in respect of prior years due to change in estimate		(133,876)	(13,886)
Current income tax directly recognized in equity		62,638	51,012
Effect of change in accounting policy		1,846	—

		262,278	599,008

Deferred income tax expense
Generation and realization of temporary differences		(585,366)	125,846
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(32,906)	(11,028)
Changes in deferred tax on tax losses carryforwards		(437,407)	—
Tax credit carryforwards		29	—

		(1,055,650)	114,818

Income tax expense (benefit)	~~W~~	(793,372)	713,826

(2)

Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income before income taxes for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018		June 30, 2017
Income (loss) before income tax	~~W~~	(1,962,430)	1,972,778

Income tax expense (benefit) computed at applicable tax rate (*1)		(539,668)	477,412

Adjustments
Effect of applying gradual tax rate		(6,911)	(2,251)
Effect of non-taxable income		(268)	(14,914)
Effect of non-deductible expenses		4,810	2,592
Effect of tax losses that are not recognized as deferred tax asset		11,126	—
Effects of tax credits and deduction		(20,852)	(106,922)
Reversal of unrecognized deferred tax asset, net		(32,906)	(11,028)
Effect of change in deferred tax due to change in tax rate		9,458	—
Deferred income tax related to investments in subsidiaries and associates		(68,788)	376,624
Others, net		(15,497)	6,199

		(119,828)	250,300
Adjustment in respect of prior years due to change in estimate		(133,876)	(13,886)

Income tax expense (benefit)	~~W~~	(793,372)	713,826

Effective tax rate		(*2)	36.20%

(*1)	Applicable tax rate is 27.5% and 24.2% as of June 30, 2018 and 2017, respectively.
(*2)	The effective tax rate for the six-month period ended June 30, 2018 is not calculated with income tax benefit.

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018		June 30, 2017
Dividends of hybrid bond	~~W~~	2,137	2,621

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

40.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018		June 30, 2017
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of available-for-sale financial assets	~~W~~	13,851	(3,618)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		31,285	38
Remeasurement of defined benefit obligations		33,456	27,381
Investments in associates		188	5,018
Others		(18,279)	19,572

	~~W~~	60,501	48,391

(5)

Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	498,694	60,109	33,456	—	592,259
Cash flow hedge		65,445	(53,831)	31,285	—	42,899
Investments in associates or subsidiaries		(8,668,016)	(5,526)	188	—	(8,673,354)
Property, plant and equipment		(6,860,440)	291,959	—	—	(6,568,481)
Finance lease		(426,949)	(14,136)	—	—	(441,085)
Intangible assets		7,648	(2,776)	—	—	4,872
Financial assets at fair value through profit or loss		890	(487)	—	—	403
Available-for-sale financial assets		(8,843)	(661)	13,851	—	4,347
Deferred revenue		230,711	(9,349)	—	—	221,362
Provisions		4,822,833	81,226	—	—	4,904,059
Doubtful receivables		59	—	—	—	59
Other finance liabilities		32,755	3,274	—	2,137	38,166
Gains or losses on foreign exchange translation		(1,354)	47,977	—	—	46,623
Allowance for doubtful accounts		42,931	11,963	—	—	54,894
Accrued income		(1,825)	(567)	—	—	(2,392)
Special deduction for property, plant and equipment		(200,927)	(468)	—	—	(201,395)
Reserve for research and human development		(3,041)	1,642	—	—	(1,399)
Others		952,754	145,285	(18,279)	—	1,079,760

		(9,516,675)	555,634	60,501	2,137	(8,898,403)

Deferred income tax on unused tax losses and tax credit
Unused tax losses		—	437,407	—	—	437,407
Tax credit		20,431	(29)	—	—	20,402

		20,431	437,378	—	—	457,809

	~~W~~	(9,496,244)	993,012	60,501	2,137	(8,440,594)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

40.	Income Taxes, Continued

(5)

Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows, continued:

In millions of won	December 31, 2017
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	~~W~~	493,331	86,008	(80,645)	—	498,694
Cash flow hedge		(53,583)	130,044	(11,016)	—	65,445
Investments in associates or subsidiaries		(7,166,345)	(1,510,295)	8,649	(25)	(8,668,016)
Property, plant and equipment		(5,527,318)	(1,333,122)	—	—	(6,860,440)
Finance lease		(345,431)	(81,518)	—	—	(426,949)
Intangible assets		8,987	(1,339)	—	—	7,648
Financial assets at fair value through profit or loss		(62)	952	—	—	890
Available-for-sale financial assets		(68,347)	62,055	(2,551)	—	(8,843)
Deferred revenue		213,859	16,852	—	—	230,711
Provisions		3,583,371	1,239,462	—	—	4,822,833
Doubtful receivables		2,696	(2,637)	—	—	59
Other finance liabilities		30,249	(2,742)	—	5,248	32,755
Gains or losses on foreign exchange translation		138,938	(140,292)	—	—	(1,354)
Allowance for doubtful accounts		17,252	25,679	—	—	42,931
Accrued income		(5,367)	3,542	—	—	(1,825)
Special deduction for property, plant and equipment		(194,309)	(6,618)	—	—	(200,927)
Reserve for research and human development		(12,883)	9,842	—	—	(3,041)
Others		695,870	232,642	24,242	—	952,754

		(8,189,092)	(1,271,485)	(61,321)	5,223	(9,516,675)

Deferred income tax on unused tax losses and tax credit
Tax credit		35,703	(15,272)	—	—	20,431

		35,703	(15,272)	—	—	20,431

	~~W~~	(8,153,389)	(1,286,757)	(61,321)	5,223	(9,496,244)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Deferred income tax assets	~~W~~	1,226,803	919,153
Deferred income tax liabilities		(9,667,397)	(10,415,397)

	~~W~~	(8,440,594)	(9,496,244)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred income tax assets were recognized as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Deductible temporary differences	~~W~~	442,551	444,426

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

41.	Assets Held-for-Sale

Assets held-for-sale as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Land (*1)	~~W~~	2,765	2,765
Building (*1)		19,369	19,369
Investments in associates (*2, 3, 4)		—	5,837

	~~W~~	22,134	27,971

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Company believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.

(*2)

Korea Western Power Co., Ltd., a subsidiary of the Company, planned to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and had classified the relevant book value as non-current assets held-for-sale. However, due to uncertainty of sale, it reclassified the relevant book value to investments in associates during the year ended December 31, 2017.

(*3)

Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, initiated efforts to sell its shares in Yeongwol Energy Station Co., Ltd. during the year ended December 31, 2016. KHNP won the first trial of the lawsuit against the counterparty on November 2, 2017 and sold its shares in Yeongwol Energy Station Co. during the six-month period ended June 30, 2018 accordingly.

(*4)

KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, exercised a put option to sell the shares of DS POWER Co., Ltd. on December 11, 2017 and the shares were sold on February 28, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	9,477,774	9,477,774
Salaries		376,145	1,731,556	2,107,701
Retirement benefit expense		31,359	181,032	212,391
Welfare and benefit expense		55,600	202,073	257,673
Insurance expense		7,441	48,069	55,510
Depreciation		106,560	4,878,477	4,985,037
Amortization of intangible assets		26,184	33,504	59,688
Bad debt expense		18,068	—	18,068
Commission		346,096	203,874	549,970
Advertising expense		13,348	3,949	17,297
Training expense		3,613	5,009	8,622
Vehicle maintenance expense		5,038	3,610	8,648
Publishing expense		1,528	1,563	3,091
Business promotion expense		1,540	2,101	3,641
Rent expense		17,348	77,532	94,880
Telecommunication expense		11,736	39,570	51,306
Transportation expense		225	2,137	2,362
Taxes and dues		34,244	247,660	281,904
Expendable supplies expense		2,641	14,409	17,050
Water, light and heating expense		6,836	17,187	24,023
Repairs and maintenance expense		31,863	983,398	1,015,261
Ordinary development expense		84,603	243,328	327,931
Travel expense		6,964	33,647	40,611
Clothing expense		2,771	2,044	4,815
Survey and analysis expense		335	1,796	2,131
Membership fee		669	5,692	6,361
Power purchase		—	9,012,749	9,012,749
Others		61,396	1,150,043	1,211,439

	~~W~~	1,254,151	28,603,783	29,857,934

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2018 and 2017 are as follows, continued:

In millions of won	June 30, 2017
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	7,309,898	7,309,898
Salaries		348,225	1,641,886	1,990,111
Retirement benefit expense		33,260	190,236	223,496
Welfare and benefit expense		55,676	198,457	254,133
Insurance expense		7,027	46,610	53,637
Depreciation		94,613	4,666,634	4,761,247
Amortization of intangible assets		21,290	40,039	61,329
Bad debt expense		8,635	—	8,635
Commission		321,689	224,489	546,178
Advertising expense		17,100	4,071	21,171
Training expense		3,233	4,987	8,220
Vehicle maintenance expense		4,837	3,493	8,330
Publishing expense		1,796	1,621	3,417
Business promotion expense		2,033	3,649	5,682
Rent expense		15,931	67,428	83,359
Telecommunication expense		12,739	36,522	49,261
Transportation expense		238	2,709	2,947
Taxes and dues		29,467	237,337	266,804
Expendable supplies expense		3,319	16,236	19,555
Water, light and heating expense		5,754	15,850	21,604
Repairs and maintenance expense		23,741	921,471	945,212
Ordinary development expense		88,131	229,828	317,959
Travel expense		8,884	34,989	43,873
Clothing expense		830	2,041	2,871
Survey and analysis expense		330	1,640	1,970
Membership fee		767	3,643	4,410
Power purchase		—	6,943,839	6,943,839
Others		72,864	1,730,458	1,803,322

	~~W~~	1,182,409	24,580,061	25,762,470

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In won	June 30, 2018			June 30, 2017
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Basic earnings (loss) per share	~~W~~	(1,479)	(1,911)	510	1,860

(2)

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings per share for the three and six-month periods ended June 30, 2018 and 2017 are as follows

In millions of won except number of shares	June 30, 2018			June 30, 2017
Type	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Net profit (loss) attributable to controlling interest	~~W~~	(949,219)	(1,226,489)	327,166	1,194,079
Profit (loss) used in the calculation of total basic earnings per share		(949,219)	(1,226,489)	327,166	1,194,079
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In number of shares	June 30, 2018		June 30, 2017
Type	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the six-month periods ended June 30, 2018 and 2017.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains consistent with the prior year.

Details of the Company’s capital management accounts as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Total borrowings and debt securities	~~W~~	60,587,359	54,747,392
Cash and cash equivalents		2,389,664	2,369,739

Net borrowings and debt securities		58,197,695	52,377,653

Total shareholder’s equity	~~W~~	71,278,391	72,964,641

Debt to equity ratio		81.65%	71.78%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to significant credit risk as customers of the Company are diverse and are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018		December 31, 2017
Cash and cash equivalents	~~W~~	2,389,664	2,369,739
Financial assets at fair value through profit or loss		166,942	111,512
Derivative assets (trading)		53,891	22,020
Available-for-sale financial assets		737,984	699,833
Held-to-maturity investments		3,441	3,144
Loans and receivables		679,669	905,641
Long-term/short-term financial instruments		3,565,761	2,244,514
Derivative assets (applying hedge accounting)		85,903	10,606
Trade and other receivables		8,865,571	9,683,769
Financial guarantee contracts (*)		1,254,404	1,154,862

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won		June 30, 2018			December 31, 2017
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	383,475	(335,660)	354,852	(305,494)
Discount rate	Increase (decrease) in defined benefit obligation		(332,197)	390,166	(313,597)	377,148

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the six-month periods ended June 30, 2018 and 2017 are ~~W~~7,357 million and ~~W~~5,879 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2018 and December 31, 2017 are as follows:

Type	Accounts	June 30, 2018	December 31, 2017
PCBs	Inflation rate	1.23%	1.23%
	Discount rate	2.55%	2.55%
Nuclear plants	Inflation rate	1.21%	1.21%
	Discount rate	2.94%	2.94%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won		June 30, 2018			December 31, 2017
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease
Discount rate	PCBs	~~W~~	(732)	736	(811)	816
	Nuclear plants		(259,128)	266,366	(262,949)	270,370
	Spent fuel		(51,015)	52,997	(51,015)	52,997
Inflation rate	PCBs		837	(833)	826	(822)
	Nuclear plants		290,739	(282,977)	287,926	(280,249)
	Spent fuel		53,763	(51,823)	53,763	(51,823)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2018 and December 31, 2017 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
AED	8,021	5,693	3,856	2,049
AUD	143	145	684,085	652,259
BDT	69,577	60,208	669	1,001
BWP	1,624	797	287	—
CAD	150	82	2,052	171
CHF	—	—	700,000	400,004
CNY	13,023	13,007	26,140	26,140
EUR	6,226	5,708	68,444	68,003
GBP	—	3	—	2,327
HKD	—	—	1,650,000	—
IDR	140,881	167,775	—	—
INR	1,157,719	1,228,259	107,716	227,078
JOD	2,292	1,624	38	5
JPY	86,022	799,501	20,179,734	21,624,128
KZT	1,624	359	—	—
MGA	4,886,524	2,762,572	88,946	319,581
NOK	—	—	—	482
PHP	429,670	189,261	24,148	125,431
PKR	278,639	251,190	3,041	4,676
SAR	2,338	1,191	—	44
SEK	—	—	449,022	449,002
USD	1,604,093	1,653,858	8,438,621	8,321,335
UYU	44,069	12,955	4,861	10,586
ZAR	122	361	4	4

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(955,940)	955,940	(844,122)	844,122
Increase (decrease) of shareholder’s equity (*)		(955,940)	955,940	(844,122)	844,122

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2018 and December 31, 2017.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won
Type	June 30, 2018		December 31, 2017
Short-term borrowings	~~W~~	307,466	290,873
Long-term borrowings		1,759,441	1,743,252
Debt securities		112,170	685,700

	~~W~~	2,179,077	2,719,825

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	(10,895)	10,895	(27,198)	27,198
Increase (decrease) of shareholder’s equity (*)		(10,895)	10,895	(27,198)	27,198

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	271,311	(271,311)	256,488	(256,488)
Increase (decrease) of shareholder’s equity (*)		271,311	(271,311)	256,488	(256,488)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of June 30, 2018 and December 31, 2017. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	June 30, 2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	13,741,973	10,042,714	24,482,713	23,406,638	71,674,038
Finance lease liabilities		131,122	87,709	163,179	86,999	469,009
Trade and other payables		5,740,328	294,070	708,431	1,935,836	8,678,665
Financial guarantee contracts (*)		14,925	893,678	345,801	—	1,254,404

	~~W~~	19,628,348	11,318,171	25,700,124	25,429,473	82,076,116

In millions of won	December 31, 2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	10,748,437	7,948,320	21,331,394	22,694,867	62,723,018
Finance lease liabilities		174,534	87,709	185,284	108,749	556,276
Trade and other payables		5,867,729	301,165	698,289	1,937,558	8,804,741
Financial guarantee contracts (*)		7,081	18,054	1,049,667	80,060	1,154,862

	~~W~~	16,797,781	8,355,248	23,264,634	24,821,234	73,238,897

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2018 and December 31, 2017 are ~~W~~19,119 million ~~W~~23,475 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of June 30, 2018 and December 31, 2017 in detail are as follows:

In millions of won	June 30, 2018
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,389,664	—	—	—	2,389,664
Available-for-sale financial assets		—	—	157,124	580,860	737,984
Held-to-maturity investments		957	2,483	1	—	3,441
Loans and receivables		70,035	281,329	359,422	9,971	720,757
Long-term/short-term financial Instruments		2,998,474	164,884	402,142	261	3,565,761
Financial assets at fair value through profit or loss		—	—	166,942	—	166,942
Trade and other receivables		7,080,246	947,328	796,710	50,545	8,874,829

	~~W~~	12,539,376	1,396,024	1,882,341	641,637	16,459,378

In millions of won	December 31, 2017
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,369,739	—	—	—	2,369,739
Available-for-sale financial assets		—	—	214,156	485,677	699,833
Held-to-maturity investments		5	3,139	—	—	3,144
Loans and receivables		244,309	261,672	429,628	10,821	946,430
Long-term/short-term financial Instruments		1,702,084	201,821	340,304	305	2,244,514
Financial assets at fair value through profit or loss		—	—	111,512	—	111,512
Trade and other receivables		7,930,715	920,539	788,795	52,031	9,692,080

	~~W~~	12,246,852	1,387,171	1,884,395	548,834	16,067,252

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Gross settlement
- Trading	~~W~~	(19,035)	8,116	(5,721)	66,939	50,299
- Hedging		(6,845)	(22,433)	(136,682)	(46,072)	(212,032)

	~~W~~	(25,880)	(14,317)	(142,403)	20,867	(161,733)

In millions of won	December 31, 2017
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	(774)	—	—	—	(774)
Gross settlement
- Trading		(51,496)	(19,887)	(16,597)	(4,967)	(92,947)
- Hedging		(17,547)	(28,977)	(192,205)	(44,137)	(282,866)

	~~W~~	(69,817)	(48,864)	(208,802)	(49,104)	(376,587)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i) Fair value and book value of financial assets and liabilities as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Available-for-sale financial assets (*1)	~~W~~	737,984	737,984	699,833	699,833
Derivative assets (trading)		53,891	53,891	22,020	22,020
Derivative assets (applying hedge accounting)		85,903	85,903	10,606	10,606
Long-term financial instruments		364,414	364,414	542,430	542,430
Short-term financial instruments		1,091,905	1,091,905	1,702,084	1,702,084
Financial assets at fair value through profit or loss		166,942	166,942	111,512	111,512

	~~W~~	2,501,039	2,501,039	3,088,485	3,088,485

Assets carried at amortized cost
Held-to-maturity investments	~~W~~	3,441	3,441	3,144	3,144
Loans and receivables		679,669	679,669	905,641	905,641
Long-term financial instruments		202,873	202,873	—	—
Short-term financial instruments		1,906,569	1,906,569	—	—
Trade and other receivables		8,865,571	8,865,571	9,683,769	9,683,769
Cash and cash equivalents		2,389,664	2,389,664	2,369,739	2,369,739

	~~W~~	14,047,787	14,047,787	12,962,293	12,962,293

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	110,311	110,311	150,929	150,929
Derivative liabilities (applying hedge accounting)		209,448	209,448	277,130	277,130

	~~W~~	319,759	319,759	428,059	428,059

Liabilities carried at amortized cost
Secured borrowings	~~W~~	698,025	698,025	1,055,554	1,055,554
Unsecured bond		53,917,987	55,697,910	51,146,783	53,436,659
Finance lease liabilities		350,573	350,573	418,260	418,260
Unsecured borrowings		5,961,351	5,959,234	2,476,196	2,477,055
Trade and other payables (*2)		8,678,665	8,678,665	8,804,741	8,804,741
Bank overdraft		9,996	9,996	68,859	68,859

	~~W~~	69,616,544	71,394,403	63,970,393	66,261,128

(*1)

Book values of equity securities held by the Company that were measured at cost as of December 31, 2017 are ~~W~~37,926 million, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii) Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of June 30, 2018 and December 31, 2017 are as follows:

Type	June 30, 2018		December 31, 2017
Derivatives	0.03	% ~ 4.16%	0.03	% ~ 4.16%
Borrowings and debt securities	0.09	% ~ 10.90%	0.08	% ~ 4.38%
Finance lease	4.04	% ~ 10.83%	9.00	% ~ 10.83%

(iii) Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	254,522	270,192	213,269	737,983
Derivative assets		—	138,511	1,283	139,794
Financial assets at fair value through profit or loss		—	166,942	—	166,942

	~~W~~	254,522	575,645	214,552	1,044,719

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	319,759	—	319,759

In millions of won	December 31, 2017
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Available-for-sale financial assets	~~W~~	274,453	214,156	173,298	661,907
Derivative assets		—	18,466	14,160	32,626
Financial assets at fair value through profit or loss		—	111,512	—	111,512

	~~W~~	274,453	344,134	187,458	806,045

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	428,059	—	428,059

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 are as follows:

In millions of won	June 30, 2018
	Beginning balance		Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	173,298	29,191	2,415	—	1	—	—	204,905
Beneficiary securities		—	8,735	—	—	—	(371)	—	8,364

In millions of won	December 31, 2017
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	~~W~~	269,461	—	(92,128)	(6,201)	—	2,166	173,298

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

(i) Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii) Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(iii) The Company’s expected future collections of service concession arrangements as of June 30, 2018 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	117,166
1~ 2 years		117,166
2~ 3 years		117,166
Over 3 years		107,402

	~~W~~	458,900

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i) Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii) Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Company.

(iii) The Company’s expected future collections of service concession arrangements as of June 30, 2018 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	28,151
1~ 2 years		28,151
2~ 3 years		28,151
Over 3 years		609,990

	~~W~~	694,443

(iv) Accumulated contract costs and profits related to the Company’s contract in process for the six-month period ended June 30, 2018 are ~~W~~153,227 million and ~~W~~9,644 million, respectively. There are no amount due from customers and advance receipts in progress.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties

(1)	Related parties of the Company as of June 30, 2018 are as follows:

Type	Related party

Parent	Republic of Korea government

Subsidiaries (101 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT KEPCO Resource Indonesia, EWP (Barbados) 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1 (formerly, Global One Carbon Private Equity Investment Trust 2), Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC), KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC Jeju Hanlim Offshore Wind Co., Ltd., PT, Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

Type	Related party

Associates (56 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd, PND solar., Ltd

Joint ventures (50 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power Ltd., Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd

Others (1 others)	Korea Development Bank

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2018 and 2017 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	June 30, 2018		June 30, 2017
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	3,522	8,058
Korea Gas Corporation	Electricity sales		48,475	43,390
Daegu Photovoltaic Co., Ltd.	Electricity sales		128	349
Jeongam Wind Power Co., Ltd.	Electricity sales		27	13
Korea Power Engineering Service Co., Ltd.	Service		550	191
KS Solar Co., Ltd.	Electricity sales		—	5
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		1	1
Korea Electric Power Industrial Development Co., Ltd.	Service		8,459	7,110
Goseong Green Energy Co., Ltd.	Electricity sales		5,561	18,772
Gangneung Eco Power Co., Ltd.	Service		1,137	871
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		3,643	5,991
Naepo Green Energy Co., Ltd.	Electricity sales		90	91
Noeul Green Energy Co., Ltd.	Electricity sales		15	15
Samcheok Eco Materials Co., Ltd.	Electricity sales		194	118
YTN Co., Ltd.	Electricity sales		1,080	1,026
Busan Green Energy Co., Ltd.	Electricity sales		10	75
Gunsan Bio Energy Co., Ltd.	Electricity sales		1,949	—
Korea Electric Vehicle Charging Service	Electricity sales		135	232
Ulleungdo Natural Energy Co., Ltd.	Service		338	207
Tamra Offshore Wind Power Co., Ltd.	Electricity sales		28	24
Daegu clean Energy Co., Ltd.	Electricity sales		223	—
Cheongna Energy Co., Ltd.	Service		7,324	4,584
Gangwon Wind Power Co., Ltd.	Electricity sales		2,323	905
Hyundai Green Power Co., Ltd.	Design service		11,684	11,347
Korea Power Exchange	Service		3,100	2,932
Hyundai Energy Co., Ltd.	Service		805	9,869
Taebaek Wind Power Co., Ltd.	Service		600	403
Pyeongchang Wind Power Co., Ltd.	Design service		583	594
Daeryun Power Co., Ltd.	Electricity sales		865	882
Changjuk Wind Power Co., Ltd.	Electricity sales		752	551
KNH Solar Co., Ltd.	Electricity sales		8	8
S-Power Co., Ltd.	Service		4,403	3,204
SPC Power Corporation	Dividend income		4,727	5,562
PT. Cirebon Electric Power	Dividend income		2,825	—
PT. Bayan Resources TBK	Service		33,651	138
Nepal Water & Energy Development Company Private Limited	Service		175	107
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service		326	278
PT. Mutiara Jawa	Service		10	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2018 and 2017 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	June 30, 2018		June 30, 2017
<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales	~~W~~	471	468
KEPCO SPC Power Corporation	Service		23,222	26,839
KAPES, Inc.	Commission		484	382
Dangjin Eco Power Co., Ltd.	Technical fee		3,483	461
Honam Wind Power Co., Ltd.	Electricity sales		379	517
Seokmun Energy Co., Ltd.	Service		922	1,029
Incheon New Power Co., Ltd.	Construction revenue		265	277
Chun-cheon Energy Co., Ltd.	Electricity sales		593	2,821
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		689	812
KW Nuclear Components Co., Ltd.	Service		522	611
KEPCO-Uhde Inc.	Service		17	12
GS Donghae Electric Power Co., Ltd.	Electricity sales		5,098	5,617
Busan Shinho Solar Power Co., Ltd.	Electricity sales		351	76
Datang Chifeng Renewable Power Co., Ltd.	Interest income		115	293
Rabigh Electricity Company	Service		16,250	323
Rabigh Operation & Maintenance Company Limited	Service		1,235	197
Shuweihat Asia Power Investment B.V.	Dividend income		388	1,007
Shuweihat Asia Operation & Maintenance Company	Service		92	65
ASM-BG Investicii AD	Service		1,049	87
KV Holdings, Inc.	Dividend income		484	—
Amman Asia Electric Power Company	Service		8,345	7,356
Kelar S.A	Service		—	216
Nghi Son 2 Power Ltd.	Service		34	—
Barakah One Company	Service		3,827	3,416
Nawah Energy Company	Service		22,607	—
RE Holiday Holdings LLC	Dividend income		112	—
RE Pioneer Holdings LLC	Dividend income		542	—
RE Barren Ridge 1 Holdings LLC	Dividend income		984	—
RE Astoria 2 LandCo LLC	Dividend income		421	—
RE Barren Ridge LandCo LLC	Dividend income		168	—
<Others>
Yeongwol Energy Station Co., Ltd.	Service		373	414
DS POWER Co., Ltd.	Service		565	3,660
Korea Development Bank	Electricity sales		1,527	1,482
	Interest income		2,868	664

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2018 and 2017 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2018		June 30, 2017
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	~~W~~	408,864	438,454
Korea Gas Corporation	Purchase of power generation fuel		2,725,083	1,443,521
Daegu Photovoltaic Co., Ltd.	REC purchase		1,893	1,875
Korea Power Engineering Service Co., Ltd.	Services		756	397
KS Solar Co., Ltd.	REC purchase		—	900
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		224	189
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		144,966	121,286
Noeul Green Energy Co., Ltd.	Services		6,194	6,528
Samcheok Eco Materials Co., Ltd.	Electricity purchase		384	—
YTN Co., Ltd.	Advertisement fee		197	187
Busan Green Energy Co., Ltd.	Services		11,418	—
Korea Electric Vehicle Charging Service	Services		353	11
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		49	36
Tamra Offshore Wind Power Co., Ltd.	Electricity purchase		5,471	—
Cheongna Energy Co., Ltd.	Services		58	58
Gangwon Wind Power Co., Ltd.	Electricity purchase		15,089	12,945
Hyundai Green Power Co., Ltd.	Electricity purchase		222,951	226,156
Korea Power Exchange	Trading fees		106,553	54,129
Hyundai Energy Co., Ltd.	Electricity purchase		1,476	8,098
Taebaek Wind Power Co., Ltd.	REC purchase		4,321	3,842
Pyeongchang Wind Power Co., Ltd.	Services		2,170	1,434
Daeryun Power Co., Ltd.	Electricity purchase		80,642	77,692
Changjuk Wind Power Co., Ltd.	Electricity purchase		3,839	3,572
KNH Solar Co., Ltd.	Electricity purchase		1,535	1,748
S-Power Co., Ltd.	Electricity purchase		230,253	251,229
Green Biomass Co., Ltd.	Woodchip purchase		440	881
<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase		156,390	133,911
KAPES, Inc.	Service		75,047	62,686
Honam Wind Power Co., Ltd.	Electricity purchase		3,374	3,016
Seokmun Energy Co., Ltd.	REC purchase		11,599	10,433
Chun-cheon Energy Co., Ltd.	REC purchase		174,479	19,596
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		5,658	5,603
GS Donghae Electric Power Co., Ltd.	Electricity purchase		387,820	95,834
Busan Shinho Solar Power Co., Ltd.	REC purchase		4,110	4,357
Global Trade Of Power System Co., Ltd.	Service		77	260
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		422	1,306
Jamaica Public Service Company Limited	Service		102	161
Barakah One Company	Service		635	—
<Others>
Yeongwol Energy Station Co., Ltd.	REC purchase		4,019	9,490
Korea Development Bank	Interest expense		2,322	3,971
	Dividends paid		166,880	418,346

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2018		December 31, 2017	June 30, 2018	December 31, 2017
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	~~W~~	435	2,230	—	—
	Non-trade receivables and others		—	655	—	—
	Trade payables		—	—	59,806	77,817
Korea Gas Corporation	Trade receivables		7,211	9,833	—	—
	Non-trade receivables and others		360	339	—	—
	Trade payables		—	—	418,925	524,881
	Non-trade payables and others		—	—	74	569
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	77	71
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	6	4
Korea Power Engineering Service Co., Ltd.	Trade receivables		365	—	—	—
	Non-trade payables and others		—	—	61	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		36	333	—	—
	Non-trade receivables and others		45	42	—	—
	Non-trade payables and others		—	—	15,917	18,006
Goseong Green Energy Co., Ltd.	Trade receivables		1	—	—	—
	Non-trade receivables and others		—	19	—	—
	Non-trade payables and others		—	—	43,020	7,140
Gangneung Eco Power Co., Ltd.	Trade receivables		275	1	—	—
	Non-trade receivables and others		—	4,747	—	—
Shin Pyeongtaek Power Co., Ltd.	Non-trade receivables and others		1	210	—	—
	Non-trade payables and others		—	—	137	52
Naepo Green Energy Co., Ltd.	Trade receivables		7	17	—	—
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade payables and others		—	—	5,870	2,041
Samcheok Eco Materials Co., Ltd.	Trade receivables		49	20	—	—
YTN Co., Ltd.	Trade receivables		153	98	—	—
	Non-trade payables and others		—	—	—	209
Busan Green Energy Co., Ltd.	Trade receivables		1	7	—	—
	Non-trade receivables and others		—	1,691	—	—
	Non-trade payables and others		—	—	2,552	—
Korea Electric Vehicle Charging Service	Trade receivables		46	23	—	—
	Non-trade receivables and others		41	—	—	—
	Trade payables		—	—	—	45
Ulleungdo Natural Energy Co., Ltd.	Non-trade receivables and others		123	—	—	—
Daegu Clean Energy Co., Ltd.	Non-trade receivables and others		60	—	—	—
Cheongna Energy Co., Ltd.	Trade receivables		129	182	—	—
	Non-trade payables and others		—	—	995	1
Gangwon Wind Power Co., Ltd.	Trade receivables		12	6	—	—
	Trade payables		—	—	1,074	3,033
Hyundai Green Power Co., Ltd.	Trade receivables		447	946	—	—
	Trade payables		—	—	41,863	32,589
Korea Power Exchange	Trade receivables		844	463	—	—
	Non-trade receivables and others		77	128	—	—
	Non-trade payables and others		—	—	1,186	1,142
Hyundai Energy Co., Ltd.	Trade receivables		118	49	—	—
	Non-trade receivables and others		7,707	6,598	—	—
	Trade payables		—	—	33	223
	Non-trade payables and others		—	—	14,657	13,796

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2018		December 31, 2017	June 30, 2018	December 31, 2017
<Associates>
Ecollite Co., Ltd.	Non-trade receivables and others	~~W~~	—	210	—	—
Taebaek Wind Power Co., Ltd.	Trade receivables		100	116	—	—
	Trade payables		—	—	113	533
	Non-trade payables and others		—	—	—	121
Pyeongchang Wind Power Co., Ltd.	Trade receivables		5	3	—	—
	Non-trade payables and others		—	—	28	163
Daeryun Power Co., Ltd.	Trade receivables		143	162	—	—
	Trade payables		—	—	12,471	15,706
Changjuk Wind Power Co., Ltd.	Trade receivables		91	101	—	—
	Trade payables		—	—	101	515
	Non-trade payables and others		—	—	—	546
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade payables and others		—	—	—	193
S-Power Co., Ltd.	Trade receivables		693	117	—	—
	Non-trade receivables and others		524	5,183	—	—
	Trade payables		—	—	39,372	25,061
	Non-trade payables and others		—	—	17	—
Green Biomass Co., Ltd.	Non-trade payables and others		—	—	78	85
SPC Power Corporation	Non-trade receivables and others		10	76	—	—
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		364	227	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		56	53	—	—
<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		116	98	—	—
	Non-trade receivables and others		2	10	—	—
	Trade payables		—	—	21,332	25,257
KAPES, Inc.	Non-trade receivables and others		170	—	—	—
	Trade payables		—	—	—	55
	Non-trade payables and others		—	—	7	—
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		207	1,211	—	—
	Non-trade payables and others		—	—	—	41
Honam Wind Power Co., Ltd.	Trade payables		—	—	94	381
	Non-trade payables and others		—	—	4,506	3,013
Seokmun Energy Co., Ltd.	Trade receivables		75	93	—	—
	Non-trade receivables and others		205	276	—	—
	Non-trade payables and others		—	—	5,141	3,052
Incheon New Power Co., Ltd.	Trade receivables		128	128	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		22	129	—	—
	Non-trade receivables and others		183	252	—	—
	Trade payables		—	—	21,852	29,676

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2018		December 31, 2017	June 30, 2018	December 31, 2017
<Joint ventures>
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables	~~W~~	8	7	—	—
	Non-trade receivables and others		145	144	—	—
	Trade payables		—	—	183	619
	Non-trade payables and others		—	—	620	1,300
KW Nuclear Components Co., Ltd.	Trade receivables		3	4	—	—
	Non-trade receivables and others		2	—	—	—
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	—	4
GS Donghae Electric Power Co., Ltd.	Trade receivables		2,225	450	—	—
	Non-trade receivables and others		196	1,892	—	—
	Trade payables		—	—	54,264	73,570
	Non-trade payables and others		—	—	38	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	183	159
	Non-trade payables and others		—	—	971	811
Expressway Solar-light Power Generation Co., Ltd.	Non-trade receivables and others		837	—	—	—
	Trade payables		—	—	11	—
Datang Chifeng Renewable Power Co., Ltd.	Trade receivables		48	82	—	—
Rabigh Operation & Maintenance Company Limited	Non-trade receivables and others		655	869	—	—
ASM-BG Investicii AD	Non-trade receivables and others		33	37	—	—
Jamaica Public Service Company Limited	Non-trade payables and others		—	—	3	—
Amman Asia Electric Power Company	Trade receivables		2,707	2,675	—	—
Nghi Son 2 Power Ltd.	Trade receivables		36	—	—	—
Nawah Energy Company	Trade receivables		27,333	10,419	—	—
South Jamaica Power Company Limited	Non-trade payables and others		—	—	68	—
<Others>
Yeongwol Energy Station Co., Ltd.	Trade receivables		—	7,068	—	—
DS POWER Co., Ltd.	Trade receivables		—	340	—	—
Korea Development Bank	Accrued interest income		1,107	204	—	—
	Non-trade receivables and others		120,857	501,029	—	—
	Non-trade payables and others		—	—	184	200
	Derivatives		7,910	569	26,691	22,398

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	26,341	65	—	1,147	27,553
	(Allowance for doubtful accounts)		(16,551)	—	—	(602)	(17,153)
Associates	PT. Cirebon Electric Power		15,436	611	(4,235)	642	12,454
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		13,288	470	—	669	14,427
Associates	Gunsan Bio Energy Co., Ltd.		9,396	—	—	—	9,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		(2,465)	—	—	—	(2,465)
Joint ventures	KEPCO SPC Power Corporation		17,249	—	(17,314)	65	—
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		7,245	—	(3,636)	184	3,793
Joint ventures	Nghi Son 2 Power Ltd.		—	4,463	—	192	4,655
Joint ventures	KODE NOVUS II LLC (*)		4,018	—	—	(4,018)	—
	(Allowance for doubtful accounts) (*)		(4,018)	—	—	4,018	—
Joint ventures	Kelar S.A		46,620	—	—	(173)	46,447
Joint ventures	Daehan Wind Power PSC		1,211	—	(605)	(606)	—
Joint ventures	Chester Solar IV SpA		4,607	—	(4,607)	—	—

		~~W~~	126,255	5,609	(30,397)	1,518	102,985

(*)	The loans of KODE NOVUS II LLC is eliminated because the Company sold all of its shares of KODE NOVUS II LLC during the six-month period ended June 30, 2018 as described in Note 17.

(6)	Borrowings arising from related party transactions as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development	Facility	~~W~~	93,883	—	(26,354)	—	67,529
Bank	Others		4,909	—	(204)	—	4,705
	Operating funds		61,000	32,000	(12,000)	—	81,000
	Syndicated Loan		16,301	—	—	1,128	17,429

(7)	Guarantees provided to associates or joint ventures as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	SAPCO
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD 34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	RABEC
Korea Electric Power Corporation	Nghi Son 2 Power Ltd.	Bidding guarantees	USD 10,000	SMBC Ho Chi Minh

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 3,404,275
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD 223,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 170,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD 149,000	Firstar Development, LLC, Santander Bank and others
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 27,211	KEB Hana Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	USD 68,381	Krung Thai Bank
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 1,230	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW 53,233	Kookmin Bank and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	USD 2,610	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 72,000	Kookmin Bank
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 2,100	Korea Development Bank and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 15,370	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 52,700	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 60,270	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 3,480	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 204,000	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,000	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 15,375	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 46,983	The Bank of Tokyo-Mitsubishi and others
		Other guarantees	USD 3,150	PT Adaro Indonesia
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale
EWP Barbados 1 SRL		Guarantees for supplemental funding and others (*1, 3)	USD 28,700	JCSD Trustee Services Limited and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 1,296	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding and others (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 25,477	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW 3,801	Shinhan Bank
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 46,226	Shinhan Bank
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD 63,707	KEB Hana Bank, SMBC, Mizuho Bank and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 3,875	Woori Bank and Shinhan Bank
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding and others (*1)	—	Shinhan Bank and others
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding and others (*1)	KRW 5,580 —	SK Securities Co., Ltd.
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 29,200	Hana Financial Investment Co., Ltd. and others
		Guarantees for supplemental funding and others (*1)	—
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 87,003	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 11,550	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 5,068	SMBC
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd	Collateralized money invested	KRW 210	Hanwha Life Insurance Co., Ltd.
		Guarantees for supplemental funding and others (*1)	—
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW 47,067	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding and others (*1)	KRW 78,600
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,595	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 16,101	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW 2,500	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 132,300	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW 2,900	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,900	Kyobo Life Insurance Co., Ltd. and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of June 30, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW 1,250	IBK and others
Korea South-East Power Co., Ltd.	Tamra Offshore Wind Power Co., Ltd.	Collateralized money invested	KRW 8,910	Nonghyup Life Insurance Co., Ltd. and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 1,740	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 5,243	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW 8,160	Shinhan Bank
		Guarantees for supplemental funding and others (*1)	—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Company has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Company to dispose of shares in ESPG held by the Company and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 12,660 thousand and the total amount of guarantees is USD 12,915 thousand which consists of USD 5,740 thousand of EWP (Barbados) 1 SRL’s contribution obligation and USD 7,175 thousand of South Jamaica Energy Holding Limited’s portion (50%) of contribution obligation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

46.	Related Parties, Continued

(8)	As of June 30, 2018, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of June 30, 2018 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies

Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange
		Pay		Receive	Pay (%)	Receive (%)	rate
Korea Development Bank	2016~2019	~~W~~	105,260	USD 100,000	2.48%	2.38%	~~W~~	1,052.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00

(ii) Currency forward

In millions of won and thousands of foreign currencies

Counterparty	Contract Date	Maturity date	Contract amounts			Contract
			Pay		Receive	exchange rate
Korea Development Bank	2017.12.27	2021.07.12	~~W~~	104,849	USD 100,000	~~W~~	1,048.49
	2018.06.25	2018.07.10		7,811	USD 7,000		1,115.80

(10)	Salaries and other compensations to the key members of management of the Company for the three and six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won	June 30, 2018			June 30, 2017
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Salaries	~~W~~	579	697	668	873
Employee benefits		9	18	14	25

	~~W~~	588	715	682	898

47.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the six-month periods ended June 30, 2018 and 2017 are as follows:

In millions of won
Transactions	June 30, 2018		June 30, 2017
Transfer from construction-in-progress to other assets	~~W~~	3,476,094	5,809,903
Recognition of asset retirement cost and related provision for decommissioning costs		180,055	90,827
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		248,811	228,824
Recognition of litigation provisions as addition to property, plant and equipment		185,530	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
Contracts	Amounts		Balance	Amounts	Balance
Purchase of switch (25.8kV Eco) 12,450	~~W~~	50,526	—	50,526	35,494
Purchase of cable (PVC,1C,2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)		50,256	34,790	50,256	42,857
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)		42,500	29,987	42,500	29,987
Purchase of GIS (362KV 6300A 63KA) 23CB – YoungseoS/S		34,500	34,500	34,500	34,500
Purchase of GIS (362KV 6300A 63KA) 26CB – HwasungS/S		40,000	29,051	40,000	29,231
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,476	10,389	37,476	18,044
Purchase of GIS (800KV 8000A 50KA) 10CB – Shin-JungbuS/S		63,730	13,664	63,730	44,955
Purchase of transformer (765/345/23kV 666.7MVA, 2TANK) 6 units – Shin-JungbuS/S		37,500	—	37,500	37,500
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,645,000M		78,076	—	78,076	76,762
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		133,387	44,001	133,387	112,981
Advanced E-Type low voltage electricity meter 1,600,000 units		65,408	29,255	65,408	64,592
Purchase of Ground Switch (44-D-A125, 600AX4) and 1 other 4,016 units		56,482	33,524	56,482	55,990
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,504,000M		68,496	68,496	—	—
Purchase of cable (FR CNCO-W,1C,325SQ) 1,400,000		59,914	59,914	—	—
Purchase of switch (Eco) 9,360 units		40,631	40,010	—	—
Construction of Shin-Kori units (#3,4)		7,363,514	74,112	7,363,514	93,637
Construction of Shin-Kori units (#5,6)		8,625,387	6,360,585	8,625,387	6,757,146
Construction of Shin-Hanwool units (#1,2)		7,982,342	673,767	7,982,342	1,015,813
Construction of Shin-Hanwool units (#3,4) (*)		—	—	8,261,818	8,097,056
Other 31 contracts		258,741	56,455	262,400	114,041
Purchase of main machine for construction of Seoul Combined units (#1,2)		361,203	51,624	361,203	99,031
Construction of Seoul Combined units (#1,2)		245,536	12,904	227,685	60,568
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)		169,544	28,214	169,544	36,417
Service of designing Shin-Boryeong units (#1,2)		120,199	2,005	127,810	16,371
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		866,065	4,981	866,065	4,981
Construction of Shin-Boryeong units (#1,2)		309,466	—	316,190	23,100
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,031	132,182	302,030	222,555
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		104,402	74,304	104,402	83,522
Electricity construction of Shin-Seocheon thermal power plant		200,453	191,790	200,453	196,993
Purchase of main machine for Jeju LNG combined		166,287	13,158	166,287	15,409
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		214,265	—	193,375	5,129

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

48.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2018 and December 31, 2017 are as follows, continued:

In millions of won	June 30, 2018			December 31, 2017
Contracts	Amounts		Balance	Amounts	Balance
Purchase of furnace for construction of Taean units (#9,10)	~~W~~	561,523	8,521	566,945	33,817
Service of designing Taean units (#9,10)		112,344	14,694	111,322	13,671
Purchase of turbine generator for construction of Taean units (#9,10)		218,741	535	205,267	550
Purchase of oxygen plant for construction of Taean IGCC units		96,261	—	94,564	199
Service of designing Taean IGCC plant units		45,154	2,793	44,802	2,669
Purchase of furnace for construction of Samcheok units (#1,2)		1,095,389	5,309	1,082,641	5,963
Purchase of coal handling machine for construction of Samcheok units (#1,2)		307,925	50,705	304,924	52,362
Service of designing Samcheok units (#1,2)		103,679	2,791	114,047	4,745
Purchase of turbine main equipment for Samcheok units (#1,2)		215,333	1,447	215,333	874
Purchase of main equipment		183,773	10,345	168,076	—
Landscaping construction and other		52,676	6,104	63,110	—

(*)	The Company recognized impairment loss in relation to Shin-Hanwool unit 3 and 4, and there are no legally binding commitments for expenditure as of June 30, 2018.

(2)	As of June 30, 2018, details of contracts for inventory purchase commitment are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2018 ~ 2030	43,662 Ton U3O8
Transformed	2018 ~ 2030	23,234 Ton U
Enrichment	2018 ~ 2030	25,530 Ton SWU
Molded	2018 ~ 2022	3,119 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and contingent assets as of June 30, 2018 and December 31, 2017 are as follows:

In millions of won	June 30, 2018			December 31, 2017
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	588	~~W~~	544,222	565	~~W~~	477,719
As the plaintiff	185		726,475	185		690,934

As of June 30, 2018, among the litigations mentioned above, there are ongoing litigations of KHNP, a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~62,744 million).

A group of plaintiffs (consisting 2,166 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal was ongoing as of June 30, 2018. In addition, on September 12, 2016, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 and it was also ongoing as of June 30, 2018. The Company joined these litigations as a stakeholder with the permission of the Court.

In 2017, the Company suspended the construction of Shin-Kori unit 5 and 6 starting from July 24, 2017 to October 24, 2017. The Company believed that the possibility of economic outflow was probable and recognized provisions as described in note 26.(2).

As described in note 2.(4), the board of directors of KHNP, a subsidiary of KEPCO, has decided to shut down the Wolsong unit 1. Accordingly, the Company recognized impairment loss of ~~W~~565,181 million, which is after deducting the recoverable amount from the book value of property, plant and equipment of the Wolsong unit 1 amounting to ~~W~~565,182 million. Also, the provision for decommissioning costs of the Wolsong unit 1 has increased by ~~W~~28,196 million as the timing of actual cash outflows was accelerated due to the shortened operating period.

As of June 30, 2018, the Company may be obligated to pay for the preliminary work of the main equipment manufacturer or may incur compensation obligations as a result of a lawsuit that may be filed by the main equipment manufacturer in relation to Shin-Hanwool unit 3 and 4. However, the Company believes that it will not be liable for damages to the main equipment manufacturer and that it is probable to win if a lawsuit is filed against the Company.

The long-term service contract between Gyeonggi Green Energy Co., Ltd. and its fuel cell supplier expired during the six-month period ended June 30, 2018. For this reason, the creditors has requested a renewal of the contract, and it is in process of negotiating with the fuel cell supplier. Depending on the result of this negotiation, the schedule of repayment of borrowings of Gyeonggi Green Energy Co., Ltd. may be adjusted accordingly.

The Company is the defendant against a number of claims. The followings are potentially significant ongoing claims pertaining to the Company.

•

Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill (formerly, amounted to ~~W~~1,000 million) against KHNP in September 2013, in relation to the design changes on the plant construction of Shin-Hanwool 1 & 2. Hyundai Engineering & Construction Co., Ltd. and two other companies increased the contract bill to ~~W~~133,426 million in October 2014, ~~W~~204,040 million in November 2015, and ~~W~~204,564 million in January 2017, respectively, and submitted an application to demand extra contract payments due to the design changes. KHNP has paid ~~W~~217,724 million of the claim amounts in full upon the first ruling in November 2016 and recognized the amount as addition to construction-in-progress accordingly.

•

In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

49.	Contingencies and Commitments, Continued

(1)	Ongoing litigations related with contingent liabilities and contingent assets as of June 30, 2018 and December 31, 2017 are as follows, continued:

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ~~W~~52,624 million of other provision in relation to the lawsuit as of June 30, 2018.

Except these significant ongoing claims, there are 12 arbitration cases pertaining to the Company as of June 30, 2018 and the significant arbitration cases are as follows:

•

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

•

Hyundai Samsung Joint Venture (HSJV), one of the subcontractors of the Company, filed an arbitration against the Company at the London Court of International Arbitration (LCIA) in 2016 due to disagreements in UAE nuclear power plant construction project, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

•

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs. As described in note 26.(2), the Company recognized the litigation provisions of ~~W~~204,787 million in relation to this arbitration case.

④

In 2016, Halla Corporation filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Company filed on arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Company has recognized ~~W~~4,916 million of provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of June 30, 2018.

⑤

Daewon Electric Corporation filed on arbitration against the Company to the Korean Commercial Arbitration Board in relation to the request for payment of royalties during the six-month period ended June 30, 2018 but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2018 and December 31, 2017 are as follows:

①

In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Company has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Company bears a payment obligation in proportion to its ownership.

②

The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Company has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

③

The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and Mizuho bank and others investment guarantee up to USD 43,500 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Company has provided the Bank of Tokyo Mitsubishi UFJ (BTMU) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

49.	Contingencies and Commitments, Continued

(2) Guarantees of payments and commitments provided to other companies as of June 30, 2018 and December 31, 2017 are as follows, continued:

⑤

The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,440 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑥

The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Company.

(3)	Credit lines provided by financial institutions as of June 30, 2018 are as follows:

In millions of won and thousands of foreign currencies

Commitments	Financial institutions	Currency	Limited amount
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,855,000
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	KEB Hana Bank and others	KRW	400,000
Limit amount available for card	KEB Hana Bank	KRW	46,733
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	699,600
	BNP Paribas and others	USD	1,862,700
Certification of payment on L/C	Shinhan Bank	KRW	54,759
	Shinhan Bank and others	USD	984,514
Certification of performance guarantee on contract	KEB Hana Bank	EUR	4,158
	KEB Hana Bank and others	INR	230,515
	Korea Development Bank and others	JPY	637,150
	Seoul Guarantee Insurance and others	KRW	69,931
	KEB Hana Bank and others	USD	717,783
	KEB Hana Bank	SAR	102,186
	Bank of Kathmandu	NPR	36,304
	KEB Hana Bank	CAD	617
Certification of bidding	SMBC and others	USD	60,000
	ABSA	ZAR	55,730
Advance payment bond, Warranty bond,	Export-Import Bank of Korea and others	USD	3,849,521
Retention bond and others	Bank of Kathmandu	USD	66
Others	KEB Hana Bank	INR	143,390
	Shinhan Bank	JPY	381,210
	Nonghyup Bank and others	KRW	506,590
	Export-Import Bank of Korea and others	USD	981,187
	KEB Hana Bank and others	USD	87,163
Inclusive credit	Shinhan Bank	INR	47,489
	KEB Hana Bank	KRW	258,000
	Shinhan Bank and others	USD	32,970
Trade finance	BNP Paribas and others	USD	800,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of June 30, 2018, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of foreign currencies

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Korea East-West Power Co., Ltd.	SK Securities Co., Ltd. and others	Shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	15,958	Collateral for borrowings
Korea Midland Power Co.,Ltd.	IBK and others	Shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,605	Collateral for borrowings
Korea Southern Power Co., Ltd.	Shinhan Bank and others	Shareholdings of KOSPO Youngnam Power Co., Ltd.	KRW	40,000	Collateral for borrowings
Korea Southern Power Co., Ltd.	Korea Development Bank and others	Shareholdings of DS Power Co., Ltd.	KRW	2,900	Collateral for borrowings
Korea South-East Power Co., Ltd.	International Finance Corporation and others	Shareholdings of Mira Power Limited	KRW	55,571	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	Shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Collateral for borrowings (*)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings
		Cash and cash equivalents	KRW	13,410	Collateral for borrowings
Gyeongju Wind Power Co., Ltd.	SK Securities Co., Ltd. and others	Property, plant and equipment and others	KRW	95,865	Collateral for borrowings
		Existing or expected trade receivables		9,896	Collateral for borrowings
		Cash and cash equivalents		5,616	Collateral for borrowings
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Bank deposit and insurance claim	KRW	396,120	Collateral for borrowings
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and property, plant and equipment and others	JOD	163,706	Collateral for borrowings
KST Electric Power Company	Scotiabank Inverlat, S.A	Finance Lease receivable and others	USD	289,026	Collateral for borrowings

(*)

The Company was provided with shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, from the investors as collateral related to long-term borrowings. Additionally, pledge for shares, pledge for transfer of rights of long-term borrowings, pledge for insurance claims and other pledges were established.

The Company has ~~W~~1,197 million of project loans from Korea Energy Agency as of June 30, 2018. The Company has provided a blank check as repayment guarantee.

(5)

The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~86,810 million as of June 30, 2018, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~19 million and depreciation on the utility plant of ~~W~~3,274 million are recorded in other expenses for the six-month period ended June 30, 2018.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of June 30, 2018. The book value of facility is ~~W~~18,123 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The ultimate outcome of this event cannot be reasonably estimated.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

50.	Subsequent Events

Subsequent to June 30, 2018, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd. and Korea Western Power Co., Ltd. issued corporate bonds and non-guaranteed bonds for funding facilities and operations as follows:

In millions of won and thousands of foreign currencies

Company Name	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Hydro & Nuclear Power Co., Ltd.	Global fund 9	2018.07.25	2023.07.25	3.75%		USD 600,000
Korea South-East Power Co., Ltd	#44-1 non-guaranteed corporate bond	2018.07.26	2021.07.26	2.20%	~~W~~	100,000
	#44-2 non-guaranteed corporate bond	2018.07.26	2038.07.26	2.64%		70,000
	#44-3 non-guaranteed corporate bond	2018.07.26	2048.07.26	2.60%		120,000
Korea Midland Power	#44-1 corporate bond	2018.07.09	2033.07.09	2.66%		20,000
Co., Ltd.	#44-2 corporate bond	2018.07.09	2038.07.09	2.70%		180,000
Korea Western Power Co., Ltd.	#44 non-guaranteed corporate bond	2018.08.09	2021.08.09	2.19%		100,000
	#18-6 corporate bond	2018.07.17	2018.08.24	1.64%		10,000
	#18-6 corporate bond	2018.07.17	2018.08.24	1.64%		40,000
	#18-7 corporate bond	2018.07.19	2018.08.24	1.68%		70,000
	#18-8 corporate bond	2018.07.27	2018.09.27	1.76%		80,000
	#18-8 corporate bond	2018.07.27	2018.09.27	1.76%		10,000
	#18-8 corporate bond	2018.07.27	2018.09.27	1.76%		10,000
	#18-9 corporate bond	2018.07.31	2018.08.10	1.55%		50,000

In connection with the illegal imports of North Korean coal, etc. by certain importers, the Korea Customs Service has conducted a document investigation on Korea South-East Power Co., Ltd. and concluded that it is clear from suspicion.

In connection with the collapse accident of Xe-Namnoy hydropower dam in Laos in July 2018, although the Company owns in 25% equity investments, the Company believes that there is no significant impact on the Company’s operation or financial position since Korea Western Power Co., Ltd. is not liable for the accident.

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed on arbitration against Korea Southern Power Co., Ltd., a subsidiary of KEPCO, to the Korea Commercial Arbitration Board in relation to the request for additional construction costs, and the arbitration was terminated with the arbitration award on July 26, 2018. As a result of the arbitration award, the Company deposited ~~W~~185.5 billion as quoted and ~~W~~19.3 billion as delinquent interests, respectively, and recognized these as litigation provisions as described in note 26.(2) and note 49.(1).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2018

(Unaudited)

51.    Adjusted Operating Profit (Loss)

The operating profit (loss) in the Company’s consolidated interim statements of comprehensive income (loss) prepared in accordance with K-IFRS included in this report differs from that in its consolidated interim statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated interim statements of comprehensive income (loss) prepared in accordance with K-IFRS for each of the six-month periods ended June 30, 2018 and 2017 to the operating profit or loss as presented in the Company’s consolidated interim statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	June 30, 2018			June 30, 2017
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating profit (loss) on the consolidated interim statements of comprehensive income (loss)	~~W~~	(687,118)	(814,731)	846,492	2,309,678
Add
Other income
Reversal of other provisions		895	1,477	1,183	2,393
Gains on government grants		67	145	469	505
Gains on assets contributed		394	418	1,106	1,112
Gains on liabilities exempted		97	7,021	116	621
Compensation and reparations revenue		22,945	42,755	24,431	48,611
Revenue from research contracts		1,750	2,844	904	2,879
Rental income		49,675	93,339	48,303	94,728
Others		18,003	30,653	30,734	41,813
Other gains
Gains on disposal of property, plant and equipment		11,997	26,363	8,990	20,018
Gains on disposal of intangible assets		3	3	21	484
Gains on foreign currency translation		4,060	8,161	2,672	9,810
Gains on foreign currency transaction		9,701	23,206	12,429	56,619
Gains on insurance proceeds		—	—	—	383
Others		44,031	106,818	56,076	163,669
Deduct
Other expenses
Compensation and reparations expense		(19,258)	(19,288)	—	—
Accretion expenses of other provisions		(61)	(190)	(70)	(6,816)
Depreciation expenses on investment properties		(218)	(508)	(138)	(546)
Depreciation expenses on idle assets		(1,637)	(3,274)	(1,650)	(3,313)
Other bad debt expense		(8,957)	(11,453)	(2,303)	(6,291)
Donations		(13,671)	(18,958)	(12,976)	(32,583)
Others		(36,817)	(43,850)	(11,927)	(15,949)
Other losses
Losses on disposal of property, plant and equipment		(9,971)	(13,400)	(12,330)	(20,196)
Losses on disposal of intangible assets		(2)	(6)	(78)	(78)
Losses on impairment of property, plant and equipment		(701,317)	(701,317)
Losses on foreign currency translation		(12,005)	(15,353)	(11,006)	(15,184)
Losses on foreign currency transaction		(18,666)	(33,373)	(10,778)	(22,188)
Others		(13,159)	(32,375)	(22,007)	(40,336)

Adjusted operating profit (loss)	~~W~~	(1,359,239)	(1,364,873)	948,663	2,589,843